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As filed with the Securities and Exchange Commission on February 8, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CANDESCENT TECHNOLOGIES CORPORATION
(Exact name of Registrant as specified in its charter)

California	3577	77-0283334
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6320 San Ignacio Avenue
San Jose, CA 95119
(408) 229-6150
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

DAVID L. WHITE
President and Chief Executive Officer
CANDESCENT TECHNOLOGIES CORPORATION
6320 San Ignacio Avenue
San Jose, CA 95119
(408) 229-6150
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini, Esq. Steven L. Berson, Esq. Brian C. Erb, Esq. Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, CA 94304	Kent E. Soulé, Esq. Hilary E. W. Adler, Esq. Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, CA 94304

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement numbers of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common stock, no par value	$150,000,000	$37,500

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS                                                                                                  Subject to Completion. Dated February 8, 2001.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

            Shares

Common Stock

We are selling      shares of our common stock. This is our initial public offering of our common stock. No public market currently exists for our common stock.

We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol "CNDE."

Before buying any shares you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to      shares of our common stock from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any.

The underwriters are offering our common stock on a firm commitment basis as described under "Underwriting." Delivery of the shares will be made on or about      , 2001.

UBS Warburg LLC	SG Cowen
A.G. Edwards & Sons, Inc.

The date of this prospectus is             , 2001

Through and including             , 2001 (25 days after the date of this prospectus), all dealers selling shares of our common stock, whether or not participating in this offering, may need to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

Prospectus summary	1
The offering	3
Summary financial data	4
Risk factors	5
Forward-looking information	16
Use of proceeds	17
Dividend policy	17
Capitalization	18
Dilution	20
Selected financial data	21
Management's discussion and analysis of financial condition and results of operations	23
Business	33
Management	51
Related party transactions	59
Principal shareholders	61
Description of capital stock	63
Shares eligible for future sale	66
Underwriting	68
Legal matters	71
Experts	71
Change in accountants	71
Where you can find more information	72
Index to consolidated financial statements	F-1

We have registered the trademark "Candescent Technologies" and applied for the trademark "Candescent" in the United States. This prospectus also refers to trade names and trademarks of other organizations.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Prospectus Summary

This summary highlights information described elsewhere in this prospectus. You should read the entire prospectus carefully before making a decision to purchase our stock.

OUR BUSINESS

Candescent Technologies Corporation was founded to develop, manufacture and market the world's first thin cathode ray tube, a new class of flat panel display. Our thin cathode ray tube, or ThinCRT, incorporates the basic technology of a high quality television display in a lightweight design that can be as thin as eight millimeters. We believe that our ThinCRT will alleviate the size, weight and power limitations of a conventional cathode ray tube, or CRT, while providing higher picture quality, lower manufacturing cost or more efficient power consumption than competing flat panel display technologies. We believe that we are the first to demonstrate a commercially-viable thin CRT technology.

To date, our primary operating activities have consisted of research and development, manufacturing process development, recruiting personnel and purchasing operating assets. We have entered into strategic relationships with leading electronics companies and suppliers to the electronics industry to finance our development activities and to acquire technology and assistance related to the development of our products. In particular, we have entered into joint development and collaboration agreements with Sony Corporation to develop our ThinCRT technology for new thin, flat panel displays. We have yet to ship any commercial products, but have demonstrated operational 2.3-, 4.4-, 5.3- and 13.2-inch, as measured diagonally, prototype displays, and we have shipped 5.3-inch prototype displays to potential customers for evaluation. We believe that we are the first to demonstrate a commercially-viable thin CRT technology that incorporates the visual performance of high quality conventional CRTs in a thin, light weight and low power package.

Displays are incorporated in a wide variety of products, including televisions, instrument panels, desktop and notebook computers, handheld communications and entertainment devices, amusement and gaming applications, cellular phones and digital cameras. Market research firm DisplaySearch estimates that the display industry, comprised of conventional CRTs, and flat panel displays, will grow from $55.5 billion in sales in 2001 to $103.2 billion in 2005, a compounded annual growth rate of 13.2%, and that sales of flat panel displays, in particular, will grow from $29.4 billion in 2001 to $67.0 billion in 2005, a compounded annual growth rate of 17.9%.

A number of factors are driving growth in the market for flat panel displays. Consumer demand for mobility is contributing to growth in flat panel displays for portable products such as handheld personal computers, personal digital assistants and cellular phones. DisplaySearch estimates that total sales of displays for these products will increase from 65.0 million units in 2001 to 805.1 million units in 2005, a compounded annual growth rate of 65.4%. We believe that consumers will increasingly prefer that these and other portable products be light weight and offer richer color, full motion video capability and longer battery life, thereby strengthening demand for higher performance displays. Furthermore, automobile manufacturers have begun incorporating flat panel displays into automobiles for navigation and entertainment purposes, and we believe that they intend to incorporate flat panel displays for Internet access as well. DisplaySearch projects that total sales of displays for these automotive applications will grow from 4.6 million units in 2001 to 10.3 million units in 2005, a compounded annual growth rate of 17.4%. Even in applications that have historically been dominated by conventional CRTs, such as televisions and desktop computer monitors, consumers have demonstrated a growing demand for thinner, lighter weight displays that take up less space and consume less power than conventional CRTs. DisplaySearch estimates that shipments of flat panel display-based televisions will grow from 940,000 units in 2001 to 5.2 million units in 2005, a compounded annual growth rate of 40.5%.

Our ThinCRT represents a new class of flat panel display with a number of attributes that we believe will make it very competitive in our target markets. These attributes include the following:

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high contrast and brightness for both indoor and outdoor use;

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fast video response time;

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wide viewing angles;

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low power consumption;

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competitive manufacturing cost;

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the ability to operate in a wide range of ambient temperatures; and

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thin design, size versatility and light weight.

We intend to target video-centric and multimedia-intensive display markets with our ThinCRTs. Initially, we expect to manufacture and sell 5.3-inch and 7.0-inch ThinCRT displays, and later, 24.0-inch and larger ThinCRT displays. We believe our ThinCRTs will address a broad range of markets and applications, including:

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amusement and gaming applications;

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portable personal entertainment devices, including portable televisions and DVD players;

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automotive navigation, entertainment and Internet access systems; and

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thin, flat televisions, including digital televisions.

Our objective is to establish our proprietary ThinCRT technology as the industry standard for a new class of flat panel displays. Key elements of our strategy are to:

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complete our pilot manufacturing facility to commercialize our ThinCRT technology, gain production process knowledge for manufacturing ThinCRTs and generate revenue;

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develop multiple revenue sources, including the sale of products manufactured at our facilities or through joint venture manufacturing arrangements, and the license of our technology to a select number of strategic partners;

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build and expand strategic partnerships with companies that can provide us with critical technology and manufacturing expertise and help promote widespread adoption of our ThinCRT technology;

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target video-centric and multimedia-intensive display markets in which we believe the advantages of our ThinCRT technology will have immediate and compelling appeal to consumers;

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develop and expand our technology expertise; and

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raise additional capital to support our research and development efforts and to complete construction of our pilot manufacturing facility.

Through September 30, 2000, we had an accumulated deficit of $324.5 million. We anticipate that operating losses will continue and will increase until we ship our products in commercial volumes. Our principal executive office is located at 6320 San Ignacio Avenue, San Jose, California 95119 and our telephone number is (408) 229-6150.

The offering

Common stock we are offering	shares
Common stock to be outstanding after the offering	shares
Proposed Nasdaq National Market symbol	CNDE
Use of proceeds
For capital expenditures, including continuing the construction of, and purchasing equipment for, our pilot manufacturing facility, ongoing research and development, and for general corporate purposes and working capital. See "Use of proceeds."

The number of shares to be outstanding after the offering is based upon 7,053,819 shares of common stock outstanding as of December 31, 2000, assumes the conversion of 39,687,868 shares of preferred stock outstanding as of that date and gives effect to our issuance of      shares of our common stock being sold by us in this offering. The number of shares to be outstanding after this offering excludes:

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shares issuable upon exercise of the underwriters' over-allotment option;

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8,633,105 shares issuable upon exercise of stock options outstanding as of December 31, 2000, at a weighted average exercise price of $3.99 per share, under our 1991 Stock Option Plan;

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1,578,124 shares of preferred stock issuable upon the exercise of stock options outstanding as of December 31, 2000, at a weighted average exercise price of $13.00 per common equivalent share, under our 1998 Long Term Retention Stock Option Plan;

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1,445,320 shares of common and preferred stock issuable upon the exercise of warrants outstanding as of December 31, 2000, at a weighted average exercise price of $7.19 per common equivalent share, which includes warrants that may be issued to Sony to purchase 458,334 shares of series G preferred stock at an exercise price of $12.00 per share;

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2,956,682 shares of common stock available for grant as of December 31, 2000 under our 1991 Stock Option Plan;

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2,316,016 shares of preferred stock available for grant as of December 31, 2000 under our 1998 Long Term Retention Stock Option Plan; and

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shares of common stock issuable upon conversion of our senior subordinated convertible debentures due 2003 as of December 31, 2000, at an assumed conversion price of $      per share.

Unless otherwise indicated, all information in this prospectus assumes:

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the automatic conversion of all outstanding shares of preferred stock on a one-for-one basis into common stock upon the closing of this offering; and

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no exercise by the underwriters of their over-allotment option.

We have assumed for purposes of this prospectus that we will not be required to use any of the net proceeds from this offering to repurchase any of our outstanding debentures in May 2001. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources.

Summary financial data

Our summary financial data is presented in the following tables to aid you in your analysis of a potential investment in shares of our common stock. You should read this data with "Management's discussion and analysis of financial condition and results of operations," our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The tables below set forth a summary of our statement of operations data and balance sheet data for the periods presented. The unaudited pro forma balance sheet data as of September 30, 2000 in the table below gives effect to the automatic conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering.

	Years ended December 31			Nine months ended September 30
	1997	1998	1999	1999	2000
Statement of operations data	(In thousands, except per share data)

Development contract revenue	$9,000	$5,202	$1,000	$1,000	$—
Loss from operations	(46,409)	(50,372)	(52,875)	(39,542)	(45,131)
Net loss	(46,502)	(62,460)	(74,673)	(55,477)	(88,730)
Net loss per share:
Basic and diluted	$(9.15)	$(10.63)	$(11.33)	$(8.49)	$(12.95)
Pro forma basic and diluted			$(1.71)		$(2.02)
Weighted average shares outstanding:
Basic and diluted	5,082	5,875	6,588	6,537	6,850
Pro forma basic and diluted			43,715		43,976

	September 30, 2000
	Actual	Pro forma	Pro forma as adjusted (1)
Balance sheet data		(In thousands)

Cash, cash equivalents and short-term investments	$41,401	$41,401	$
Working capital	(222,760)	(222,760)
Total assets	116,685	116,685
Long-term obligations, less current portion	18,171	18,171		18,171
Redeemable convertible preferred stock	142,051	—		—
Net capital deficiency	(309,524)	(167,473)		(167,473)

(1)
Adjusted to reflect the sale of      shares of common stock in this offering, at an assumed public offering price of $  per share after deducting the estimated underwriting discounts and offering expenses and our receipt of the net proceeds. See "Use of proceeds" and "Capitalization."

Risk factors

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We do not expect to earn substantial revenue from sales of our products until 2003 at the earliest.

We have conducted primarily research and development activities since we commenced operations in 1991. The revenue and profit potential of our display products is unproven, and the innovative nature of our displays makes our future product sales difficult to predict. We currently have no products available for sale and do not expect to have products for sale in commercial volumes until 2003 at the earliest. Our only source of revenue since inception has been research and development contract work sponsored and funded by the U.S. Government, but all of that contract work has now been completed and we have no present expectation of any additional revenue from government sources. The proceeds from this offering will not provide us with sufficient financial resources to sustain our operations until we commence commercial sale of our products.

If we are not able to raise substantial capital before we earn revenue from sales of our products, we may not be able to stay in business.

In addition to the proceeds from this offering, we will require substantial funding before we will be able to generate revenue. We believe that we will need to raise at least an additional $400 million by late 2001 to achieve pilot production in late 2002, and at least an additional $250 million in 2002 to achieve volume production in 2003. Our actual funding requirements could be materially different from our estimates and will depend upon the rate at which we develop our products and manufacturing capabilities, and the costs of our manufacturing equipment and facilities.

We expect to raise additional capital primarily from:

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sales of equity or debt securities in the public and private markets;

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manufacturing and other strategic partners; and

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equipment leasing and other secured debt financing.

Future financings may subject us to restrictive financial covenants, increased interest obligations and result in substantial dilution to our shareholders.

Failure to generate sufficient funds in the future may require us to:

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delay or abandon some or all of our anticipated expenditures;

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curtail our operations significantly;

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sell assets; or

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license to third parties potentially valuable product rights or technologies that we currently plan to incorporate into our products.

Insufficient funding would harm our financial condition and could cause us to discontinue operations.

We have borrowed significant amounts of money, and these borrowings limit our options for raising additional capital and may limit our ability to respond to changing market conditions.

We are and will continue to be highly leveraged for the foreseeable future. We had approximately $235.2 million aggregate principal amount of indebtedness outstanding at September 30, 2000. The degree to which we are leveraged could have important consequences for our shareholders, including:

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limiting our ability to refinance our existing indebtedness or obtain additional financing to fund future working capital, capital expenditures and other general corporate purposes;

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requiring application of a substantial portion of our projected cash flow to the payment of interest on, and principal of, our indebtedness, which will reduce the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes;

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limiting our flexibility in planning for, or reacting to, changes in our business and the flat panel display industry;

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limiting our ability to withstand adverse economic conditions or take advantage of business opportunities that may arise;

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limiting our ability to invest in new or developing technologies; and

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placing us at a disadvantage to competitors whose borrowings constitute a smaller percentage of their assets.

If we are unable to make our interest and principal payments when due, we may be unable to continue our operations.

We have a history of losses and if we do not become profitable, we may not be able to continue to operate.

We have incurred significant operating and net losses in every quarter since our inception. We had net losses of $88.7 million for the nine months ended September 30, 2000, $74.7 million in 1999, $62.5 million in 1998, $46.5 million in 1997 and $21.7 million in 1996. Our cumulative net losses totaled $324.5 million through September 30, 2000. We expect to incur substantial net losses in the future. If we continue to incur net losses, we may not be able to continue our investment in capital equipment, sales, marketing, and research and development programs. We do not know when or if we will become profitable. Unless we achieve and sustain profitability, we may not be able to continue to operate.

If we fail to secure additional strategic partnerships, we may not have sufficient funding to manufacture our products.

A key component of our business plan is to establish additional strategic partnerships with electronics companies. We expect our partners to provide manufacturing technology and expertise and to help fund our operations. While we are currently in discussions with several electronics companies, we may not reach definitive agreements with any of them. In the absence of additional partnerships, we may not be able to raise additional financing beyond this offering, which will impair our ability to remain in business. The terms and conditions of our existing partnerships may limit our ability to enter into any future partnerships.

We have experienced significant delays in executing our business plan, and further delays will reduce the likelihood that we will be able to manufacture products or generate sufficient revenue to stay in business.

We have experienced significant delays in executing our business plan. These delays are attributable to a number of factors, including:

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unanticipated difficulties in developing our technology;

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our inability to obtain funding in a timely manner;

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unanticipated difficulties staffing and operating our development line;

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problems with particle contamination in our manufacturing area; and

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delays in securing strategic partnerships.

In the future, we may experience delays caused by these or other factors. An investment in our common stock must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of new technologies, products, markets and operations. If we are unable to anticipate or manage challenges confronting our business in a timely manner, we may be unable to continue our operations.

We have a number of technology issues to resolve before we will be able to manufacture a commercially viable product.

To bring our products to market, we will need to commit significant resources to the development of our products and manufacturing processes. To date, we have produced prototypes of our displays, which have provided us with only limited product life and reliability data. We have identified several technology issues that must be resolved before we can demonstrate a commercially viable product, including:

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lack of uniformity of display brightness;

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variability of brightness near internal support structures;

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gradual image degradation; and

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satisfactory product useful life.

In addition, to manufacture economically viable products for our target markets we must improve our process yields and achieve targeted cost reductions. If we are unable to solve current and future technology issues, we will not be able to manufacture a commercially viable product. In addition, if we encounter unanticipated difficulty in solving technology issues, our research and development costs could substantially exceed budgeted amounts, and it may take longer to produce a commercially viable product than we currently expect.

We have limited manufacturing experience and capability, which may hurt our ability to manufacture products at a competitive cost.

Our future operating results will depend upon our ability to manufacture our products at a competitive cost. To do so, we will have to develop manufacturing processes and acquire equipment and tooling that will allow us to produce high volumes of products at commercially viable yields. We have limited flat panel display manufacturing experience and have only used our current facility to produce prototype displays from glass substrates as large as 320 mm × 340 mm. We have no experience manufacturing our products on larger glass substrates, or manufacturing our products in high volume, and our current facility cannot produce displays in high volume. Because we have no experience with large-scale manufacturing of our ThinCRTs, we may not be able to expand our manufacturing capacity at a reasonable cost, maintain the quality of our products as production increases, or develop the administrative and operational infrastructure necessary to support expanded operations. If we fail to achieve high volume production of our products with competitive yields at acceptable costs, our business will be harmed.

To meet our manufacturing objectives, we will require:

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completion of our pilot manufacturing facility;

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substantial additional manufacturing equipment;

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adequate and timely support from manufacturing equipment suppliers;

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additional highly-skilled personnel;

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revised quality assurance and testing procedures;

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stricter statistical process controls; and

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new supply chain controls and procedures.

In addition, we believe that certification of our manufacturing processes by the International Standards Organization may be required for sale of our products to some of our potential customers. In the past, our manufacturing process development schedule has been delayed due to a number of factors, including the failure to achieve desired yields. If we are unable to meet our manufacturing objectives, our business will be harmed.

We may not be successful in manufacturing our products in larger sizes.

As part of our business plan, we intend to target the thin, flat television market. While we have demonstrated an operational 13.2-inch display, increasing our current displays to larger sizes will pose a number of significant challenges. Fabrication of larger cathodes and faceplates, and the assembly and integration of these components will require substantial engineering, and potential re-engineering, of all or portions of our currently-developed technology and manufacturing processes. We have projected our manufacturing costs for larger ThinCRTs assuming that the same manufacturing processes developed for our 5.3- and 13.2-inch prototypes can be modified to produce larger displays. The difficulty or inability to apply our current processes to larger displays may result in higher than projected product costs and could entail significant re-engineering efforts and delays before we achieve commercially viable manufacturing costs. We may not be able to increase the size of our displays, or displays of increased size may not be manufacturable within our estimated cost projections or within time frames that will permit successful commercial sale of these products.

Our products may not be accepted by a sufficient number of customers.

We may never develop the performance characteristics of our products to a level that is commercially acceptable to original equipment manufacturers who will incorporate our displays into their final products. It is possible that demand for any particular ThinCRT product by these customers will not develop as we expect, or if it develops, that it will not be of sufficient volume to enable us to achieve profitability. Because we plan to manufacture our products for sale to original equipment manufacturers and not for sale directly to end users, demand for our displays will depend, in part, on:

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our ability to deliver sufficient quantities of sample displays to our potential customers in a timely manner to permit design qualification;

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selection of our displays by potential customers for incorporation into their products; and

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the successful introduction and marketing by our customers of products incorporating our displays.

Even if we are able to manufacture our products in volume, customers may not purchase our products on a timely basis, if at all.

The acceptance of our products may be delayed by an extended selection process by our customers or by the time required for our customers to design our displays into their products. A manufacturer's design cycle may be a year or longer after the manufacturer first considers use of our products. Factors affecting the length of these delays include:

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the type of application, and whether the displays are being designed into a new or existing application; and

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industry or government standards or certification requirements that original equipment manufacturers may need to satisfy.

Our inability to manufacture our products in sufficient volumes to satisfy customer demand and the introduction of new technologies or refinement of existing technologies by our competitors could further diminish the commercial acceptance of our products.

We are likely to have few customers initially and, therefore, the loss of one or more customers or a decrease in one or more customer's purchases from us could have a significant impact on our revenue.

We believe that a significant portion of our future sales will be concentrated in a small number of customers. Our future success will depend upon our ability to establish and maintain relationships with key customers and to attract new customers, as well as upon the success of our customers in creating demand for their products that incorporate our displays. If our sales are concentrated in a few customers, our operating results will be harmed if those customers cancel or delay orders, and we are not able to obtain replacement orders. Replacement orders may be difficult to obtain because of the lengthy customer design-in and qualification periods.

Our future operating results are difficult to predict, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

Due to our limited operating history and the significant development and manufacturing objectives that we must achieve to be successful, our quarterly operating results will be difficult to predict and may vary significantly from quarter to quarter. In addition, the amount and duration of losses will be extended if we are unable to develop and manufacture our products in a timely manner. Factors that could inhibit our product and manufacturing development and future operating results include:

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failure to solve existing or future technology-related issues in a timely manner;

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failure to obtain sufficient financing when needed;

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failure to secure key manufacturing or other strategic partnerships;

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competitive factors, including the introduction of new products, product enhancements and the introduction of new or improved technologies by our competitors, the entry of new competitors into the flat panel display market and pricing pressures;

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failure to introduce and market products that meet our customers' design requirements and design cycles; and

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loss or variations in the timing of customer orders which could cause significant fluctuations in our operating results due to the expected concentration of our revenue in a limited number of customers.

As a result of these factors, we believe that period-to-period comparisons of operating results are not a reliable indicator of future performance at this time. If in some future period, our operating results or business outlook fall below the expectations of securities analysts or investors, our stock price would be likely to decline.

A limited number of suppliers sell some of the parts, components and manufacturing equipment that we need, and if these sources of supply become unavailable to us, we may be unable to manufacture our products.

Some of the parts, components and manufacturing equipment that we use for our products, including driver electronics and glass, are presently available only from a single source, and other parts, components and equipment are available only from a limited number of sources. Our reliance on these single source or limited source suppliers creates a risk that we will be unable to obtain parts, components or equipment when needed. Even if alternate supplies are available, they may be more expensive, of lesser quality, or not available as quickly as needed. We do not have guaranteed supply arrangements with any of our suppliers and do not maintain an extensive inventory of parts or components. Any reduced availability, inferior quality or increased cost of necessary parts or components could materially impair our ability to manufacture and deliver our products on a timely basis and could result in delays in product development and the cancellation of orders. In addition, the purchase of some key components, parts and equipment involves long lead times and, in the event of unanticipated increases in demand for our products, we may be unable to obtain these components, parts and equipment in sufficient quantities and quality as well as on a timely basis to meet our customers' requirements.

Our manufacturing and test equipment, much of which will be ordered from manufacturers that are located overseas, generally must be ordered six to 18 months before we expect to use the equipment in our operations. If a supplier fails to deliver ordered equipment, we may be unable to find another supplier who can promptly deliver the necessary equipment. Once installed, our manufacturing and test equipment will require periodic service and repair, and the manufacturers of our equipment may not provide this support in a timely manner. Overseas manufacturers that do not have support operations in the United States and other equipment suppliers may not have the ability to provide the timely service and support that our equipment will require. In addition, some equipment will be customized for our technology, which increases the risk of delay in delivery of this equipment and the level of support we may need to maintain this equipment. If we do not receive process and test equipment and service on this equipment in a timely manner, our operations will be disrupted and our operating results will be harmed.

Our growth has placed a strain on our management systems and resources, and our failure to manage future growth could harm our ability to complete the development and commence the manufacture of our products, disrupt our operations and delay execution of our business plan.

Continued expansion of all aspects of our operations will be necessary during 2001 and beyond to meet our business objectives. In particular, once we resume construction of our pilot manufacturing facility, we believe that our operations will expand substantially. This anticipated growth in operations will place significant demands on our resources. To achieve our business objectives, we believe we must invest in additional engineering, manufacturing, marketing, sales, administrative and management personnel, as well as in additional equipment, facilities, information technology and other infrastructure. We also believe that we will be required to continue to implement and improve our management, operational and financial systems, procedures and controls, and expand, train and manage our employee base. Because we have had no significant experience with the manufacturing, marketing or sales of our products, we do not know whether we will be able to expand our business rapidly enough or manage this growth successfully. In particular, we may not be able to hire enough employees or expand our physical infrastructure adequately to meet the needs of our expanded operations. Our management, operational and financial systems, procedures and controls may not be adequate to maintain and effectively manage future growth. If our forecasts of market demand are inaccurate, we may have insufficient or excessive manufacturing facilities and excessive fixed expenses for our operations. If we are not able to manage an increase in the size of our operations, we may incur excessive costs or fail to manufacture our products in sufficient volumes, which would harm our business.

We rely on a continuous power supply to conduct our operations, and California's current energy crisis could disrupt our operations and increase our expenses.

California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. In the event of an acute power shortage, that is, when power reserves for the State of California fall below 1.5%, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout the state. If blackouts interrupt our power supply, we may be temporarily unable to continue operations at our facilities. Any such interruption in our ability to continue operations at our facilities could delay the development of our products and our manufacturing processes. Future interruptions could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

Furthermore, the deregulation of the energy industry instituted in 1996 by the California government and shortages in wholesale electricity supplies have caused power prices to increase. If wholesale prices continue to increase, our operating expenses will likely increase, as all of our facilities are located in California.

If our manufacturing processes are not in compliance with environmental laws, we may be prevented from operating our manufacturing plant and may become subject to significant fines.

Our operations and manufacturing processes are governed by federal, state and local environmental protection laws and regulations. These laws and regulations relate to our use, handling, storage, discharge and disposal of hazardous materials and wastes, the pre-treatment and discharge of process waste waters and the control of process air pollutants. We have implemented procedures to effect compliance with these laws and regulations. We have also initiated safety programs, including training of personnel, on safe storage and handling of hazardous materials and wastes. We believe that we are in compliance in all material respects with applicable environmental regulations. Environmental laws and regulations, however, may become more stringent over time and if we fail to comply with either present or future regulations, we may have to pay significant litigation expenses, compliance expenses or fines, and we may be prevented from using our manufacturing facility.

RISKS RELATED TO OUR INDUSTRY

Our ThinCRT products will face competition from existing and emerging technologies that may gain wider market acceptance than our technology, making it difficult for us to sell our products.

The market for flat panel displays is highly competitive, and we expect competition to increase. We anticipate that our ThinCRT products will compete against conventional CRT displays, AMLCD displays and plasma display panels, each an existing display technology, as well as against active matrix organic light emitting diode, or OLED, displays, an emerging display technology. Our ThinCRT products may also compete with other emerging technologies such as liquid crystal on silicon, that today are relatively new to the market or with emerging technologies that have not been announced.

In the market for small displays, 5.3 to 7.0 inches, many AMLCD manufacturers are already shipping products. These manufacturers include Fujitsu, Hosiden & Philips Display Corporation, Hyundai, LG-Philips, Matsushita, NEC, Samsung and Sharp. To compete with AMLCD manufacturers, we believe that we may be required to increase the performance and reduce the selling price of our planned ThinCRT products.

In addition, we are aware that a number of companies are attempting to develop active matrix OLED displays. Active matrix OLED displays are expected to exhibit many of the features of our ThinCRT products. More than 60 companies are currently developing OLED technology, and many of the large AMLCD manufacturers, such as Sanyo, Pioneer, Toshiba, Samsung, NEC and others, have made investments toward developing commercially viable OLED displays. The products of these manufacturers could achieve wide market acceptance in the markets for small displays targeted for our ThinCRT display products. In addition, the availability of active matrix OLED displays from multiple suppliers could create significant pricing pressures on our ThinCRT products.

In the market for large displays, from 24 to 36 inches, we may experience competition from AMLCD manufacturers at the smaller end of this range. Although there are few commercially available AMLCDs in this size category, in the past, AMLCD manufacturers have demonstrated an ability to overcome technical obstacles and have progressively increased the size of AMLCD displays. Therefore, AMLCD manufacturers may ultimately be able to compete with our planned large displays.

At the upper end of the large display range, we are most likely to face competition from manufacturers of plasma display panels. Leading television manufacturers such as Hitachi, LG-Philips, Matsushita, NEC, Pioneer, Samsung, Sharp, Sony and Thomson are participating in research and development, product development and early commercialization of products based upon this technology. We believe that the manufacturers of plasma display panels are applying significant resources to improve the technology's visual performance and power consumption, and to reduce the manufacturing cost of this display technology. If these manufacturers are successful in significantly reducing the costs of these displays, and in selling them at sizes that compete with our proposed television displays, it may affect the market acceptance of our products for television applications.

We believe that for our ThinCRT technology to gain market acceptance, it must compare favorably with existing and emerging technologies in terms of price and performance. Our technology and products are still in development, and our competitors may improve existing products or develop new products that outperform our displays, that are more cost-effective or that are brought to market faster. If our competitors develop products that offer significant advantages over our products, and if we are unable to improve our technology or develop or acquire alternate competitive technology on a timely basis, our operating results will be harmed.

Many developers of alternative and competing flat panel display technologies have substantially greater name recognition and financial, technological, research and development, manufacturing, marketing and distribution resources than we do, and they have made and continue to make substantial investments in improving their technologies and manufacturing processes. In addition, we believe that at times in the past, some plasma display panel manufacturers have priced their products below the marginal cost of production in an attempt to establish, retain or increase market share. Once we introduce our products for commercial sale, our competitors may respond by lowering the prices of their products. This action by competitors could materially reduce our product sales, force us to lower the price of our products and harm our business.

The flat panel display industry has historically experienced significant downturns, which may adversely affect the demand for and pricing of our products.

We may be affected by fluctuating industry conditions at the time our products are introduced or at any time after their introduction. Historically, the flat panel display industry has experienced significant, periodic downturns, often in connection with, or in anticipation of, declines in general economic conditions. These downturns have been characterized by lower product demand, production overcapacity and erosion of average selling prices. Industry-wide fluctuations and downturns greater than those we anticipate could harm our business.

We must attract and retain qualified personnel, which is particularly difficult for us because we are headquartered in an area where competition for personnel is intense.

Since the design and manufacture of our ThinCRT is very specialized, our success is highly dependent upon our ability to continue to attract and retain technical and management personnel. Competition for qualified personnel is intense, especially in northern California. We have had difficulty hiring qualified personnel as quickly as we have desired. Our anticipated growth and expansion into areas requiring additional expertise, such as manufacturing and marketing, will place increased demands on our resources. These activities are expected to require the addition of many key technical, manufacturing, marketing and management personnel and the development of additional expertise by existing personnel. If we lose the services of, or fail to recruit, key technical, manufacturing, marketing and management personnel, it could disrupt product development, manufacturing process development, timing of market entry, strategic partner relationships and customer relationships.

We may not obtain sufficient patent protection, and this could significantly and adversely affect our competitive position, increase our expenses and harm our business.

Our success and ability to compete depends to a significant degree upon the protection of our proprietary technology. Although we have been granted patents in the United States and foreign countries and have filed applications for a number of patents in the United States and foreign countries, our competitors may develop techniques and processes that do not infringe upon our technology, and that allow them to build products that are competitive with our displays. It is possible that:

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our pending patent applications may not be allowed;

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patents issued to us may not be broad enough to protect our intellectual property;

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competitors may independently develop similar technologies or design around any of our patents; and

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our issued patents could be challenged successfully.

We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

We compete in an industry in which competitors pursue patent prosecution worldwide and patent litigation is customary. At any given time, there may be one or more patent applications filed or patents that are the subject of litigation, which, if granted or upheld, could impair our ability to conduct our business worldwide, or in one or more jurisdictions, without first obtaining licenses or granting cross-licenses, which may not be available on commercially reasonable terms. We do not perform worldwide patent searches as a matter of custom and, at any given time, there could be patent applications pending or patents issued that could harm our business prospects worldwide, or in one or more jurisdictions.

Other parties may assert intellectual property infringement claims against us, and our products may infringe upon the intellectual property rights of third parties. Intellectual property litigation is expensive and time consuming and could divert management's attention from our business. If there is a successful claim of infringement, we may be required to develop non-infringing technology or enter into royalty or license agreements which may not be available on acceptable terms, if at all. In addition, we could be required to cease selling any of our products that infringe upon the intellectual property rights of others. Successful claims of intellectual property infringement against us could harm our business. Even successful defense and prosecution of patent suits is costly and time consuming.

Some of our technology is not patented, and if it becomes known to third parties, we may not be able to protect it.

We rely in part on unpatented proprietary technology, and others may independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and strategic partners to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of those trade secrets, know-how or other proprietary information. In particular, we may not be able to protect our proprietary information as we conduct discussions with potential strategic partners. If we are unable to protect the proprietary nature of our technologies, it will harm our business.

RISKS RELATED TO THIS OFFERING

Our stock price may be volatile, and you may not be able to sell your shares at or above the offering price.

Prior to this offering, our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. You may not be able to sell your shares at or above the offering price. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to factors such as:

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actual or anticipated fluctuations in our operating results;

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changes in or our failure to meet securities analysts' expectations;

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conditions and trends in the electronics components and other technology industries;

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fluctuations in stock market valuations and trading volume, which are particularly common among securities of technology-related companies; and

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general market conditions.

Purchasers of our common stock will suffer immediate and substantial dilution.

Purchasers of our common stock in this offering will experience immediate dilution of $            in the book value per share of common stock, based on an assumed initial public offering price of $      per share. Purchasers will also experience additional dilution upon the exercise of outstanding stock options and warrants, and upon the conversion of our outstanding convertible debentures. The initial public offering price is expected to be substantially higher than the book value per share of our common stock.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of common stock, including shares issued upon the exercise of outstanding options and warrants, and shares issued upon conversion of outstanding convertible debentures, in the public market after the closing of this offering or after the expiration of lock-up and holding periods would likely cause the market price of our common stock to decline. After the closing of this offering, we will have approximately      shares of common stock outstanding. All of the shares sold in this offering will be freely tradeable. In addition, we currently have $125.0 million of convertible debentures outstanding that we issued in 1998, and $85.3 million of convertible debentures outstanding that we issued in 2000. All      shares underlying the 1998 debentures, if converted, will be freely tradeable. All      shares underlying the 2000 debentures, if converted, will be tradeable on June 30, 2001 subject to volume limitations of Rule 144 in some situations.      outstanding shares of common stock will be available for sale 90 days after the closing of this offering, subject to volume limitations of Rule 144 in some situations. The remaining      shares of common stock outstanding after the closing of this offering are subject to lock-up agreements that prohibit the sale of the shares for  days after the date of this prospectus. Any or all of these shares may be released from their lock-up restrictions prior to expiration of the   day lock-up period at the discretion of UBS Warburg LLC and SG Cowen. Immediately after the  day lock-up period,      of these shares will become available for sale, subject to volume limitations of Rule 144 in some situations. The remaining shares of our common stock will become available for sale at various times thereafter upon the expiration of one-year holding periods.

Our articles of incorporation contain provisions that could delay or prevent a change in control even if the change in control would be beneficial to our shareholders.

Our articles of incorporation contain provisions that could delay or prevent a change in control of our company, even if it were beneficial to the shareholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions authorize the issuance of preferred stock that can be created and issued by the board of directors without prior shareholder approval to increase the number of outstanding shares, and they may deter or prevent a takeover attempt.

We may not use the proceeds from this offering in a manner that improves our operating results or increases our market value.

The net proceeds from this offering could be applied in ways that do not improve our operating results or increase our market value. We intend to use the net proceeds from this offering for capital expenditures, including continuing the construction of, and purchasing equipment for, our pilot manufacturing facility, ongoing research and development, and for general corporate purposes and working capital. We have not yet determined the actual expected expenditures and thus cannot estimate the amounts to be used for each specified purpose. Depending on future developments and circumstances, we may use some of the net proceeds for purposes other than those described above. You will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately.

Forward-looking information

This prospectus may contain forward-looking statements. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "intend" and "expect" and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in those forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk factors." All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus.

Use of proceeds

We estimate that we will receive net proceeds of approximately $      million from the sale of             shares of our common stock, and $      million if the underwriters' over-allotment option is exercised in full at the assumed initial public offering price of $             per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for capital expenditures, including continuing the construction of, and purchasing equipment for, our pilot manufacturing facility, ongoing research and development, and for general corporate purposes and working capital. The specific amounts and timing of these expenditures have not yet been determined and will vary depending on a number of factors, including competitive and technological developments and the rate of growth, if any, of our business and our industry. We may also use a portion of the net proceeds to acquire additional businesses, services, products or technologies that we believe will complement our current or future business. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds will be invested to yield a favorable return.

Dividend policy

We have never declared or paid dividends on our capital stock and do not anticipate paying any dividends in the foreseeable future. We currently expect to retain our earnings, if any, for the development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.

Capitalization

The following table sets forth our capitalization as of September 30, 2000:

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on an actual basis;

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on a pro forma basis to reflect the automatic conversion of all outstanding preferred stock into shares of our common stock upon the closing of this offering; and

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the pro forma information on an as-adjusted basis to give effect to the receipt of the estimated net proceeds from this offering, at an assumed initial public offering price of $  per share.

You should read this table with "Management's discussion and analysis of financial condition and results of operations," our consolidated financial statements and the notes to those financial statements, "Description of capital stock," and "Underwriting," appearing elsewhere in this prospectus.

	September 30, 2000
	Actual	Pro forma	Pro forma, as adjusted
	(In thousands, except share data)

Senior subordinated convertible debentures	$240,758	$240,758	$

Current portion of long-term obligations	6,709	6,709		6,709

Long-term obligations, less current portion:
Capital lease obligations and notes payable	$18,171	$18,171		$18,171

Redeemable convertible preferred stock	142,051	—		—

Net capital deficiency:
Common stock, no par value; 75,000,000 shares authorized; 6,936,058 shares issued and outstanding, actual; 44,062,550 shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma, as adjusted	2,226	144,277
Additional paid-in capital	16,884	16,884
Deferred stock-based compensation	(4,109)	(4,109)		(4,109)
Accumulated deficit	(324,540)	(324,540)		(324,540)
Accumulated other comprehensive income	15	15		15

Net capital deficiency	(309,524)	(167,473)

Total capitalization	$(149,302)	$(149,302)	$

This table excludes:

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shares issuable upon exercise of the underwriters' over-allotment option;

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8,975,744 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2000, at a weighted average exercise price of $3.82 per share;

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1,578,124 shares of preferred stock issuable upon the exercise of stock options outstanding as of September 30, 2000, at a weighted average exercise price of $13.00 per common equivalent share under our 1998 Long Term Retention Stock Option Plan;

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1,075,917 shares of common and preferred stock issuable upon the exercise of warrants outstanding as of September 30, 2000, at a weighted average exercise price of $4.42 per common equivalent share;

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2,731,794 shares of common stock available for grant as of September 30, 2000 under our 1991 Stock Option Plan;

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2,316,016 shares of preferred stock available for grant as of September 30, 2000 under our 1998 Long Term Retention Stock Option Plan;

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shares of common stock issuable upon conversion of our senior subordinated convertible debentures due 2003 as of September 30, 2000, at an assumed conversion price of $      per share;

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2,291,667 shares of series G preferred stock issued to Sony for $12.00 per share subsequent to September 30, 2000 and 458,334 shares of series G preferred stock issuable upon exercise of warrants that may be issued to Sony in the future; and

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153,847 shares of series G preferred stock issued to Kaga Electronics Co., Ltd. for $13.00 per share subsequent to September 30, 2000.

Dilution

Our pro forma net capital deficiency as of September 30, 2000 was approximately $(3.80) per share of our common stock. Our net capital deficiency per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding, as of September 30, 2000. In making this calculation, we gave effect to the conversion of all 37,126,492 outstanding shares of our preferred stock into our common stock upon the closing of this offering. After giving effect to our sale in this offering of      shares of our common stock at an assumed initial public offering price of $  per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net capital deficiency as of September 30, 2000 would have been $  per share of our common stock. This represents an immediate decrease in net capital deficiency of $  per share to our existing shareholders and an immediate dilution of $   per share to you. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Pro forma net capital deficiency per share at September 30, 2000	$(3.80)
Decrease per share attributable to new investors

Pro forma net capital deficiency per share after this offering

Pro forma dilution per share to new investors		$

The differences between our existing shareholders and investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid for both common and preferred stock is summarized on a pro forma basis, as of September 30, 2000, before underwriters' discounts and offering expenses, in the following table:

	Shares purchased		Total consideration
					Average price
	Number	Percent	Amount	Percent

Existing shareholders	44,062,550%		$144,277,000%			$3.27
Investors in this offering					$

Total		100.00%		100.00%

This discussion and the tables are based upon the number of shares actually issued and outstanding on September 30, 2000 and assume no exercise of stock options and no conversion of our convertible debentures outstanding on that date. The exercise of options outstanding under our stock option plans with an exercise price less than the offering price or the conversion of our debentures at a conversion price less than the offering price would increase dilution to investors in this offering.

If the underwriters exercise the over-allotment option in full:

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the number of shares of common stock held by existing shareholders will decrease to approximately  % of the total number of shares of our outstanding common stock; and

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the number of shares held by investors in this offering will increase to             , or approximately   % of the total number of shares of our common stock outstanding after the closing of this offering.

Selected financial data

The selected financial data set forth below should be read with "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data at December 31, 1998 and 1999 are derived from our audited financial statements included in this prospectus. The consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data at December 31, 1995, 1996 and 1997 have been derived from our audited financial statements not included in this prospectus.

The consolidated statement of operations data for the nine months ended September 30, 1999 and 2000 and the consolidated balance sheet data at September 30, 2000 are derived from unaudited financial statements included elsewhere in this prospectus and, in management's opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for those periods. Our historical results are not necessarily indicative of results to be expected for any future period.

	Years ended December 31					Nine months ended September 30
	1995	1996	1997	1998	1999	1999	2000
Statement of operations data	(In thousands, except per share data)

Development contract revenue	$5,935	$10,279	$9,000	$5,202	$1,000	$1,000	$—
Operating expenses:
Research and development, net(1)	16,814	24,199	40,614	45,141	42,835	32,810	35,493
General and administrative(2)	4,520	7,569	7,548	9,196	10,377	7,167	8,275
Amortization of deferred stock compensation	—	—	7,247	1,237	663	565	1,363

Total operating expenses	21,334	31,768	55,409	55,574	53,875	40,542	45,131

Loss from operations	(15,399)	(21,489)	(46,409)	(50,372)	(52,875)	(39,542)	(45,131)
Interest income and other, net	303	997	1,358	5,798	2,805	2,211	2,564
Interest expense	(593)	(1,211)	(1,451)	(9,861)	(13,096)	(9,606)	(25,243)
Interest expense–accretion of repurchase premium	—	—	—	(8,025)	(11,507)	(8,540)	(20,920)

Net loss	$(15,689)	$(21,703)	$(46,502)	$(62,460)	$(74,673)	$(55,477)	$(88,730)

Net loss per share:
Basic and diluted	$(6.76)	$(5.83)	$(9.15)	$(10.63)	$(11.33)	$(8.49)	$(12.95)

Weighted average shares	2,321	3,725	5,082	5,875	6,588	6,537	6,850

Pro forma net loss per share(3)
Basic and diluted (unaudited)					$(1.71)		$(2.02)

Weighted average shares (unaudited)					43,715		43,976

(1)
Excludes $3,402, $979, $580, $492 and $1,003 in amortization of deferred stock compensation for the years ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 1999 and 2000, respectively.

(2)
Excludes $3,845, $258, $83, $73 and $360 in amortization of deferred stock compensation for the years ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 1999 and 2000, respectively.

(3)
Pro forma net loss per share has been calculated assuming conversion of our preferred stock into common stock on a one-for-one basis, as if conversion had occurred at the beginning of the period.

	December 31					September 30
	1995	1996	1997	1998	1999	2000
Balance sheet data	(In thousands)

Cash, cash equivalents and short-term investments	$4,131	$25,977	$43,479	$112,739	$34,101	$41,401
Working capital	612	16,878	34,973	79,100	10,885	(222,760)
Total assets	15,997	54,088	69,099	169,811	108,789	116,685
Long-term obligations, less current portion	5,190	7,579	6,944	142,829	165,692	18,171
Redeemable convertible preferred stock	36,043	88,029	142,531	142,531	142,051	142,051
Net capital deficiency	(30,632)	(51,760)	(89,771)	(150,431)	(223,590)	(309,524)

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in "Risk factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in the forward-looking statements.

OVERVIEW

We commenced operations in 1991 to design, develop and commercialize a new class of flat panel display. Since inception, our operating activities have consisted of research and development, manufacturing process development, recruiting personnel and purchasing operating assets. We have incurred losses in each year since inception and for the nine months ended September 30, 2000. We anticipate that operating losses will continue and will increase at least until we ship our products in commercial volumes. To date, our operations have been funded by equity financing, debt financing, development cost-sharing arrangements with third parties, technology licensing fees, U.S. Government development contract revenue and equipment financing.

During 1997, we completed the qualification of a new prototype development line and an expansion of our development facilities as part of our long-term plan to demonstrate the manufacturing viability and scalability of our technology and to increase the size of our ThinCRT displays. During 1997, we also completed the expansion of our cleanroom facilities from approximately 10,000 to approximately 40,000 square feet, purchased fabrication equipment capable of processing 320 mm × 340 mm glass substrates, and added personnel, particularly in the areas of engineering and development. Together, these commitments significantly increased our overall monthly cash outlays for equipment, personnel, process materials such as glass, chemicals and gases, and debt service on financed equipment.

In October 1998, we entered into a two-year joint development and collaboration agreement with Sony to develop high voltage field emission display technology for a new class of thin, flat panel displays. This agreement provided us with the assistance of Sony engineering resources, including Sony engineers working in our facility and additional Sony engineers working in Japan, rights to sublicense Sony field emission display technology that has been integrated into our displays, $57.4 million in development cost-share funding and in-kind contributions over the two year development term and a royalty-free license to particular Sony display technologies applicable to our development program. In return, Sony was given early access to our development technology, an option to acquire a royalty-bearing license to manufacture displays using our ThinCRT technology, exercisable no sooner than 2002 upon payment of a license fee, for manufacturing to commence in the future, and an option to jointly manufacture ThinCRTs with us. Our agreement with Sony was modified in the fourth quarter of 2000, as described below.

During the first quarter of 1999, we produced the first cathodes, support structures and tube assemblies that met our targeted commercial performance specifications. We also demonstrated scalability of our ThinCRT display by assembling and sealing a non-operational 13.2-inch display. In addition, we achieved key technology milestones under the agreement with Sony for our 5.3-inch displays, including standards for brightness, corner-to-corner and center-to-corner color uniformity, display spectrum of 262,000 colors and invisibility of all support structures at peak brightness on an all white field. During the second quarter of 1999, we produced and publicly demonstrated our first commercial-quality 5.3-inch displays. Other significant achievements included improved production yields, increased unit output, increased brightness and decreased power consumption of our 5.3-inch displays, and production of our first operational 13.2-inch display. During the third quarter of 1999, we made significant improvements to our first operational 13.2-inch display, resulting in higher brightness and contrast ratio, invisible support structures, improved uniformity and reduced product defects. In the fourth quarter of 1999, we continued to improve the quality of our 5.3-inch prototypes, which for the first time we provided to potential manufacturing and customer partners for evaluation purposes, and we devoted significant resources to the improvement of life and reliability of our displays. During that year, we also completed construction of the shell of our proposed pilot manufacturing facility, but deferred further construction to conserve financial resources. In addition, we took other actions to decrease spending, including reducing our workforce by 41 employees.

During the nine months ended September 30, 2000, we continued to improve the quality of our 5.3-inch and 13.2-inch displays, achieving significant milestones in the areas of product performance, manufacturing process development and useful life and reliability, including life and reliability milestones under our joint development and collaboration agreement with Sony. The number and nature of original equipment manufacturer evaluations of our technology increased, and we publicly demonstrated our displays at trade shows and other events. We conducted demonstrations jointly with Sony, and in some cases other original equipment manufacturers demonstrated our displays. In the fourth quarter of 2000, we expanded our strategic relationship with Sony by entering into a series of agreements that granted Sony a royalty-bearing license to our technology, including a future right to manufacture products based on our technology, in exchange for the purchase by Sony of 2,291,667 shares of our series G preferred stock for $27.5 million, or $12.00 per share, the payment by Sony of $50.0 million in non-refundable, prepaid license-related fees for products to be manufactured by Sony using our technology, and the extension of our development cost-share program through December 31, 2001, with funding by Sony of up to an additional $35.6 million in cash and in-kind contributions. In addition, we are obligated to grant Sony warrants to purchase 458,334 shares of our series G preferred stock at an exercise price of $12.00 per share, half of which will be granted upon the closing of this offering and will be exercisable for five years, and half of which will be granted if we complete an agreement with another strategic partner and will also be excercisable for five years. These agreements also provide Sony with rights to purchase up to 10% of the output of our first manufacturing plant, subject to mutual agreement on terms, for a period to be agreed upon, and provide us with an option to participate in a joint venture with Sony for Sony's first manufacturing facility producing products using our technology, subject to mutual agreement on terms. The license-related fees will be recognized as revenue when products containing the licensed technology are shipped by Sony to its customers.

In connection with the issuance of shares of restricted stock at no cost to employees, we recorded $9.1 million in deferred stock compensation in 1997 as an increase to net capital deficiency. This amount represented the fair value of our common stock on the measurement date. Deferred stock compensation was amortized on an accelerated basis over the period during which the restriction on the stock lapsed, generally four years. Amortization of deferred stock compensation related to the shares of restricted stock was $7.2 million in 1997, $1.2 million in 1998, $663,000 in 1999 and $565,000 for the nine months ended September 30, 1999. As of December 31, 1999, the deferred stock compensation related to these shares was not material.

In connection with the grant of stock options to our employees in 2000, we recorded deferred stock compensation of $5.5 million in the nine months ended September 30, 2000 as an increase to net capital deficiency. These options are considered compensatory because the fair value of our stock on the date of grant for financial reporting purposes was greater than the exercise price of these options. Deferred stock compensation is being amortized on an accelerated basis over the vesting period. As of September 30, 2000, we had $4.1 million of deferred stock compensation remaining to be amortized, of which $712,000 will be amortized during the remainder of 2000, $1.9 million during 2001, $1.0 million during 2002, $462,000 in

2003 and $89,000 in 2004. The amount of stock compensation expense actually recognized in future periods could decrease if unvested options for which compensation has already been recorded are forfeited.

During the nine months ended September 30, 2000, we determined that it was necessary to revise our previously issued financial statements for the years ended December 31, 1998, 1999 and the nine months ended September 30, 1999 to reflect the accretion of a repurchase premium on the convertible debentures that we issued in 1998 and 2000. If we have not completed a complying public equity offering, as defined in the indentures governing our senior subordinated convertible debentures and included as an exhibit to the registration statement of which this prospectus is a part, by May 1, 2001 we are obligated to make an offer to repurchase our outstanding convertible debentures, which may be accepted at the election of each individual debentureholder with payment due no later than May 22, 2001. Our previously issued financial statements did not give accounting recognition to the potential repurchase of all the convertible debentures in May 2001 or accretion of the 29.15% repurchase premium. Therefore, we have restated our financial statements for 1998 and 1999 to reflect the accretion of the 29.15% premium beginning from the date of issuance of the convertible debentures through May 2001, and to accelerate the amortization of the deferred offering costs related to the convertible debentures from the date of issuance to May 2001. The effect of this restatement was to decrease other long-term assets by $620,000 at December 31, 1998 and $1.7 million at December 31, 1999, increase accrued liabilities by $452,000 at December 31, 1998 and $886,000 at December 31, 1999 and increase the convertible debentures balance by $8.0 million at December 31, 1998 and $19.5 million at December 31, 1999. Further, the effect of this restatement was to increase interest expense by a non-cash charge of $9.1 million in 1998, $13.1 million in 1999 and $9.7 million for the nine months ended September 30, 1999. If we complete a complying public equity offering before May 1, 2001 or otherwise are released from our obligation to repurchase the convertible debentures, the non-cash charges related to the accretion of the repurchase premium will be reversed.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 1999 and 2000

Development contract revenue
In 1988, a broad-based program to assist in the funding of research and development efforts was initiated by the U.S. Department of Defense Advanced Research Projects Agency, or DARPA, with one of its objectives being the development of an advanced flat panel display industry in the United States. Some of the criteria for selection included overall scientific and technical merit, plans and ability to commercialize the developed technology and capabilities and related experience. Separately, in 1993, the U.S. Government initiated the Technology Reinvestment Project, or TRP, to develop and commercialize military and civilian technologies, including flat panel displays.

Our development contract revenue has consisted primarily of funding received under the DARPA and TRP programs. To date, we have been awarded five U.S. Government contracts totaling approximately $37.2 million, all of which has been received and recorded as revenue. We recognized as revenue amounts billed to the U.S. Government under various contracts for completion of milestones related to the development of our ThinCRT technology. As a result, our revenue from development contracts has varied significantly from period to period. During the nine months ended September 30, 1999, we collected and recorded as revenue the $1.0 million of funding remaining under U.S. Government contracts. No amount was recognized as revenue under the U.S. Government contracts in the nine-month period ended September 30, 2000.

Research and development expenses
Research and development expenses include salaries, consulting fees, development materials, equipment depreciation and costs associated with operating our in-house prototype production facility. We record our research and development expenses net of reimbursements by Sony for development costs. For the nine months ended September 30, 1999, our research and development expenses were $32.8 million (net of $16.7 million of reimbursements by Sony for development costs incurred in that period). This compares to research and development expenses for the nine months ended September 30, 2000 of $35.5 million (net of $14.2 million of reimbursements by Sony for development costs incurred in that period). Gross research and development expenses, excluding reimbursements from Sony under our development and collaboration agreement, remained flat at approximately $49.5 million for the nine months ended September 30, 1999 and $49.7 million for the nine months ended September 30, 2000.

Historically, research and development expenses have fluctuated in part due to the timing of the purchase of materials used in the research and development process and other operating costs associated with our 320 mm × 340 mm development line. Operating costs for this line includes processing materials such as glass, driver electronics, chemicals and gases, utilities, equipment maintenance and repair costs and equipment depreciation, all of which have increased as we have migrated to larger glass substrates and have increased the number of substrate starts. Throughout 1999 and continuing through September 30, 2000, we improved our development process stability, thereby becoming more efficient in the development of prototypes and decreasing the costs of materials used in the development process. Our rate of technological innovation and process development is directly related to the capacity of our development line used for conducting engineering experiments. Our initial investment and on-going operating costs for our 320 mm × 340 mm development line are greater than those of our previous 150 mm line, but our development capacity has increased. We believe this added capacity is essential to maintaining a competitive development schedule.

As of September 30, 1999, we had 325 full-time and 23 temporary employees in development and prototyping activities, compared to 342 full-time and nine temporary employees as of September 30, 2000.

We believe we will incur significant additional research and development expenses before we are able to manufacture a commercially viable product in volume quantities.

General and administrative expenses
General and administrative expenses consist primarily of salaries paid to administrative and marketing personnel, related overhead expenses and legal expenses. General and administrative expenses were $7.2 million for the nine months ended September 30, 1999, compared to $8.3 million for the corresponding period in 2000. General and administrative expenses for the nine months ended September 30, 1999 included $675,000 in severance charges. Excluding these charges from 1999 results, general and administrative expense for the nine months ended September 30, 2000 increased $1.8 million from the corresponding period in 1999. This increase is the result of increased salaries and benefits associated with additional headcount in 2000 and increased legal and consultant costs associated with strategic partnership negotiations during 2000. We anticipate that general and administrative expenses will increase over time to support the expansion of our operations.

Amortization of deferred stock compensation
Amortization of deferred stock compensation was $565,000 for the nine months ended September 30, 1999 and $1.4 million for the nine months ended September 30, 2000. Amortization of deferred stock compensation for the nine months ended September 30, 1999 related to the issuance of shares of restricted stock to employees at no cost and was recognized as the restriction lapsed. As of September 30, 1999, deferred stock compensation related to these shares of $98,000 remained to be recognized in the remainder of 1999. Amortization of deferred stock compensation for the nine months ended September 30, 2000 related to the grant of options to our employees during 2000 is being amortized on an accelerated basis over the vesting period of the options. At September 30, 2000, $4.1 million in deferred stock compensation remained to be amortized in future periods.

Interest income and other, net
Net interest income and other consists primarily of interest on cash equivalents and short-term investments. Net interest income and other was $2.2 million for the nine months ended September 30, 1999, compared to $2.6 million for the corresponding period in 2000. Historically, interest income has fluctuated due to changes in average invested balances resulting from the timing of receipt of proceeds from various funding sources. Invested balances increased significantly in March 2000, as a result of our receipt of the $63.4 million net proceeds from our issuance of convertible debentures, but are expected to decrease in future periods as we use cash to fund operating losses and the construction of our proposed pilot manufacturing facility, including purchases of tools and equipment.

Interest expense
Interest expense consists primarily of interest paid in connection with our outstanding convertible debentures, notes payable and leases, and the amortization of discount and expenses related to the convertible debentures. Interest expense was $9.6 million for the nine months ended September 30, 1999 compared to $25.2 million for the corresponding period in 2000. The increase in interest expense from the nine months ended September 30, 1999 to the corresponding period in 2000 is primarily the result of additional interest and amortization on the $85.3 million aggregate principal amount of convertible debentures issued in March 2000. Additionally, in June 2000, we entered into a note agreement for approximately $2.0 million, secured by property and equipment. The note bears interest at 14.9% per year, with principal and interest payable monthly over the 36-month term of the note. We expect interest expense to increase in future periods as a result of anticipated additional capital equipment financing and additional debt financing.

Interest expense–accretion of repurchase premium
Interest expense–accretion of repurchase premium was $8.5 million for the nine months ended September 30, 1999 and $20.9 million for the nine months ended September 30, 2000, and represents the non-cash charge relating to the accretion of the 29.15% repurchase premium on the outstanding convertible debentures which is payable in cash by May 22, 2001 should we be obligated to make, and should all of the debentureholders accept, an offer to repurchase our outstanding convertible debentures. The increase from the nine months ended September 30, 1999 to the corresponding period in 2000 is the result of the accretion of the 29.15% repurchase premium on the $85.3 million aggregate principal amount of convertible debentures issued in March 2000. The accretion of the repurchase premium will be reversed if we complete a complying public equity offering before May 1, 2001 or if we are otherwise released from our obligation to repurchase the convertible debentures.

Fiscal years ended December 31, 1997, 1998 and 1999

Development contract revenue
We recognized development contract revenue related to the DARPA and TRP programs of $9.0 million in 1997, $5.2 million in 1998 and $1.0 million in 1999. This revenue declined as we achieved the remaining milestones under the Department of Defense contracts. As of December 31, 1999, we had completed all milestones and recognized all revenue under the Department of Defense contracts.

Research and development expenses
Research and development expenses were $40.6 million in 1997, $45.1 million in 1998 and $42.8 million in 1999, and are net of reimbursements from Sony of $12.4 million in 1998 and $21.8 million in 1999. Gross research and development expenses, excluding reimbursements from Sony, were $40.6 million in 1997, $57.6 million in 1998 and $64.7 million in 1999. Excluding reimbursements, research and development expenses increased $17.0 million, or 41.8%, from 1997 to 1998 and increased $7.1 million, or 12.3%, from 1998 to 1999. These increases were attributable primarily to additional staffing and other costs associated with the start and expansion of our 320 mm × 340 mm development line, which we started in the first quarter of 1998 and expanded further in 1999. Also contributing to the higher gross research and development expenses in 1999 was approximately $540,000 in severance charges.

General and administrative expenses
General and administrative expenses were $7.5 million in 1997, $9.2 million in 1998 and $10.4 million in 1999. General and administrative expenses increased $1.6 million, or 21.8%, from 1997 to 1998 and $1.2 million, or 12.8%, from 1998 to 1999. These increases were primarily the result of increased legal and consulting costs. Also contributing to the increase in general and administrative expenses from 1998 to 1999 was approximately $675,000 in severance costs recognized in 1999.

Amortization of deferred stock compensation
Amortization of deferred stock compensation was $7.2 million in 1997, $1.2 million in 1998 and $663,000 in 1999, and related to the issuance of restricted stock at effectively no cost to employees. Amortization of deferred stock compensation decreased $6.0 million, or 82.9%, from 1997 to 1998 and $574,000, or 46.4%, from 1998 to 1999. Amortization of deferred stock compensation is recognized on an accelerated basis, in this case, over the period during which the restriction on the shares of common stock lapses. Using this amortization method, the number of shares for which the restriction lapsed decreased significantly from 1997 to 1998 and from 1998 to 1999, resulting in decreased amortization of deferred stock compensation. As of December 31, 1999, deferred stock compensation remaining to be amortized was not material.

Interest income and other net
Net interest income and other was $1.4 million in 1997, $5.8 million in 1998 and $2.8 million in 1999. The increase in interest income and other, net from 1997 to 1998 was the result of increased investment balances as a result of the $117.5 million of net proceeds received from our issuance of debentures in April 1998, while the decrease from 1998 to 1999 was due primarily to decreased investment balances.

Interest expense
Interest expense was $1.5 million in 1997, $9.9 million in 1998 and $13.1 million in 1999. Interest expense in 1999 was net of $1.0 million of capitalized interest associated with the construction of our manufacturing facility. The increase in interest expense in 1998 was primarily attributable to the issuance of convertible debentures in April 1998. The increase in interest expense in 1999 resulted primarily from increased debt balances, including our convertible debentures issued in 1998, which were outstanding for a full year in 1999, and interest payments on capital lease obligations used to fund the further expansion of our development facilities and the addition of our 320 mm × 340 mm development line.

Interest expense–accretion of repurchase premium
Interest expense–accretion of repurchase premium was $8.0 million for 1998 and $11.5 million for 1999, and represents the non-cash charge relating to the accretion of the 29.15% repurchase premium on the outstanding convertible debentures, payable in cash on May 22, 2001 should we be obligated to make, and should all of the debentureholders accept, an offer to repurchase our outstanding convertible debentures.

There was no such charge in the year ended December 31, 1997. The increase in interest expense relating to the accretion of the repurchase premium from 1997 to 1998 and 1998 to 1999 was the result of the issuance of $125.0 million aggregate principal amount of convertible debentures in April 1998, for which we are accreting the repurchase premium from the date of issuance through May 2001. The accretion of the repurchase premium will be reversed if we complete a complying public equity offering before May 1, 2001 or if we are otherwise released from our obligation to repurchase the convertible debentures.

Liquidity and capital resources
To date, we have financed our operations primarily through:

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private sales of equity and debt securities;

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cost-sharing payments from a strategic partner;

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U.S. Government contracts for research and development; and

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capital asset financing.

As of September 30, 2000, our principal sources of liquidity were approximately $41.4 million in cash, cash equivalents and short-term investments, and $4.6 million of restricted cash pledged as additional collateral for the performance of lease commitments.

Net cash used to fund operating activities was $30.5 million for 1997, $34.8 million for 1998, $63.8 million for 1999 and $47.2 million for the nine months ended September 30, 2000. Net cash used in operating activities was the result of cash expended for research and development personnel, materials and other costs related to our development line.

Net cash used in investing activities for 1997 of $1.5 million was primarily the result of an increase in the amount of restricted cash related to outstanding lease lines, partially offset by proceeds from the sale of short-term investments. Net cash used in investing activities for 1998 of $96.4 million was primarily the result of purchases of short-term investments of $129.0 million and purchases of equipment for $14.8 million, offset in part by sales of short-term investments. Net cash provided by investing activities in 1999 of $65.6 million was primarily the result of the sale of short-term investments of $114.6 million, offset by cash used to purchase short-term investments and property and equipment of $55.1 million. For the nine months ended September 30, 2000, cash used to purchase short-term investments and property and equipment of $30.6 million was partially offset by cash proceeds from the sale of short-term investments of $13.1 million, resulting in net cash used in investing activities of $17.5 million.

Net cash provided by financing activities was $50.7 million in 1997 and $118.9 million in 1998. In 1997, cash proceeds from the issuance of stock of $54.2 million were partially offset by repayments of capital lease obligations and notes payable of $3.5 million. In 1998, cash provided by financing activities resulted primarily from the $117.5 million received from the issuance of convertible debentures in April 1998. In 1999, net cash used in financing activities of $2.1 million was primarily the result of repayments of capital lease obligations and notes payable of $5.8 million, and offset by proceeds from the issuance of notes payable of $3.5 million. Net cash provided by financing activities for the nine months ended September 30, 2000 of $60.3 million was primarily the result of the net proceeds of $63.4 million from convertible debentures issued at a discount in March 2000 and notes payable of $1.9 million, offset in part by repayments of notes payable and capital lease obligations of $5.3 million.

In 1999, we spent approximately $18.9 million for capital equipment and facility upgrades, excluding $10.6 million of assets that were refinanced and converted from operating leases to capital leases and $5.0 million in assets acquired under capital leases. In the nine months ended September 30, 2000, we spent approximately $5.9 million for capital equipment. We have financed a significant portion of our equipment purchases through capital and operating leases. Some of these lease commitments require that we pledge cash collateral, in addition to the equipment, which has been reported on our balance sheet as "Restricted Cash." While we retain legal title to this restricted cash, direct its investment and have rights to any interest income derived from it, the lessor retains a first security interest in the principal amount. Release of these funds is contingent upon our completion of various non-financial milestones, or the passage of time, whichever occurs first. At September 30, 2000, restricted cash balances equaled $4.6 million. In December 1999, we financed $3.5 million of equipment with notes payable, and in June 2000 we financed $2.0 million of equipment with notes payable. We are currently in discussions to enter into additional equipment lease lines of credit.

In April 1998, we issued $125.0 million principal amount of senior subordinated convertible debentures due 2003. Net proceeds to us from the issuance of the 1998 debentures, after deducting expenses related to issuance, were approximately $117.5 million. The issuance costs are being amortized to interest expense over the period from issuance to May 2001. The 1998 debentures are due in 2003, presently bear annual interest at 8%, payable semi-annually, and are convertible at the option of the holder into our common stock at a conversion price equal to the lesser of 90% of our public offering price or $13.00 per share, but in no event will the conversion price be less than $4.55.

In March 2000, we issued an aggregate principal amount of $85.3 million of senior subordinated convertible debentures due 2003. The 2000 debentures were sold at 80% of their principal amount, resulting in a discount of approximately $17.1 million. Net proceeds to us from the issuance of the 2000 debentures, after deducting placement agent fees and expenses related to the issuance of the debentures, were approximately $63.4 million. The issuance costs and discount are being amortized to interest expense over the period from the date of issuance through May 2001. The interest rate, conversion (including conversion price adjustment) and repurchase features of the 2000 debentures are the same as for the 1998 debentures.

If a complying public equity offering has not occurred by May 1, 2001, we will be obligated to make an offer to repurchase the convertible debentures, payable by May 22, 2001 at a 29.15%, or $61.3 million, premium to the principal amount if our repurchase offer is accepted by all of the debentureholders. We are accreting the repurchase premium over the period from the date of issuance of the convertible debentures through May 2001, using the interest method, such that the carrying value of the convertible debentures equals the repurchase price in May 2001. The non-cash charge to interest expense related to the accretion of the repurchase premium will be reversed if we complete a complying public equity offering before May 1, 2001 or are otherwise released from our obligation to repurchase the convertible debentures.

In addition to the proceeds from this offering, we will require substantial funding before we will be able to generate revenue. We plan to complete our pilot manufacturing facility in late 2002 and to reach volume production in 2003. However, we will need additional funding no later than one year before these dates to allow sufficient time to order necessary specialized manufacturing equipment. Therefore, we believe that we will need to raise at least an additional $400 million by late 2001 to achieve pilot production in late 2002, and at least an additional $250 million in 2002 to achieve volume production in 2003. Our actual funding requirements could be materially different from our estimates and will depend upon the rate at which we develop our products and manufacturing capabilities, and the costs of our manufacturing equipment and facilities.

We expect to raise additional capital primarily from:

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sales of equity or debt securities in the public and private markets;

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manufacturing and other strategic partners; and

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equipment leasing and other secured debt financing.

Future financings may subject us to restrictive financial covenants, increased interest obligations and result in substantial dilution to our shareholders. Failure to generate sufficient funds in the future may require us to:

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delay or abandon some or all of our anticipated expenditures;

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curtail our operations significantly;

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sell assets; or

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license to third parties potentially valuable product rights or technologies that we currently plan to incorporate into our products.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

Interest rate sensitivity

The fair value of our investments in marketable securities at September 30, 2000 was $41.4 million. We have classified $14.3 million as cash and cash equivalents and $27.1 million as short-term investments. Our investment policy is to manage our marketable securities portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds. We diversify the marketable securities portfolio by investing primarily in multiple types of investment grade securities. Our marketable securities portfolio is invested primarily in short-term securities with a rating of at least "investment grade" to minimize interest rate and credit risk, as well as to provide for an immediate source of funds. At September 30, 2000, these securities consisted primarily of commercial paper and corporate debt. These securities, like all fixed income instruments, are subject to interest rate risk and will decline in fair value if market interest rates increase. Although changes in interest rates may affect the fair value of the marketable securities portfolio and cause unrealized gains or losses, these gains or losses would not be realized unless the instruments are sold. If market rates were to increase immediately and uniformly by 10% from levels as of September 30, 2000, the decline in the fair value of the portfolio would not be material to our financial position, results of operations or cash flows.

In addition to the interest rate sensitivity with respect to our investments, we have long-term debt on which we are subject to interest rate risk. If market interest rates were to increase immediately and uniformly by 10%, there would be no significant impact on our financial position, results of operations or on our cash flow.

Foreign currency exchange risk

At this time, we do not participate in any foreign currency exchange activities and all purchases to date have been in U.S. dollars and, therefore, would not be subject to risk of gains or losses for changes in foreign exchange rates. However, the majority of our equipment suppliers are located in Japan and historical volatility of the yen versus U.S. dollar exchange rate could subject us to significant financial risk if any of our future equipment purchases are required to be made in yen.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133. SFAS 137 amends Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because we currently hold no derivative financial instruments and do not currently engage in hedging activities, adoption of SFAS 133 is not expected to have a material impact on our financial position or results of operations.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. SAB 101 summarizes some of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC issued SAB 101B, delaying the effective date of SAB 101 to no later than the fourth quarter of fiscal years beginning after December 31, 1999. We adopted SAB 101 effective January 1, 2000 for all periods presented. Adoption of SAB 101 did not have a material impact on our financial position or results of operations.

In March 2000, the FASB issued Interpretation No. 44, Accounting For Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. FIN 44 clarifies the application of APB 25, Accounting For Stock Issued to Employees, for certain issues including:

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the definition of an employee for purposes of applying APB 25;

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the criteria for determining whether a plan qualifies as a noncompensatory plan;

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the accounting consequence of various modifications to the terms of a previously fixed stock option award; and

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the accounting for an exchange of stock compensation awards in a business combination.

FIN 44 became effective on July 1, 2000. The adoption of FIN 44 did not have a material impact on our financial position or results of operations.

Business

Candescent was founded to develop, manufacture and market the world's first thin cathode ray tube, a new class of flat panel display. Our thin cathode ray tube, or ThinCRT, incorporates the basic technology of a high quality television display in a lightweight design that can be as thin as eight millimeters. We believe that our ThinCRT will alleviate the size, weight and power limitations of a conventional cathode ray tube, or CRT, while providing higher picture quality, lower manufacturing cost or more efficient power consumption than competing flat panel display technologies. We believe that we are the first to demonstrate a commercially viable thin CRT technology.

Since inception, our primary operating activities have consisted of research and development, manufacturing process development, recruiting personnel and purchasing operating assets. We have entered into strategic relationships with leading electronics companies and suppliers to the electronics industry to finance our development activities and to acquire technology and assistance related to the development of our products. We have yet to ship any commercial products, but have demonstrated operational 2.3-, 4.4-, 5.3- and 13.2-inch prototype displays, and we have shipped 5.3-inch prototype displays to potential customers for evaluation.

We have a leading research and development team focused on designing and manufacturing thin field emission displays. Our technical group consists of more than 150 scientists and engineers, including 38 Ph.Ds, with extensive experience in a broad range of industries, including display, semiconductor and disk drive technologies. Our scientists and engineers have developed an expansive and growing intellectual property portfolio in the field emission display area, including 143 patents issued or allowed and 54 patent applications pending in the United States, as well as six foreign patents allowed and 259 foreign patent applications pending.

INDUSTRY BACKGROUND

The display market
Over the past several decades, the markets for computing, communications and entertainment electronic products have grown dramatically. A key component in many of these products is the display, which provides visual information to the user. Displays are incorporated into a wide variety of products, including televisions, instrument panels, desktop and notebook computers, handheld communications and entertainment devices, amusement and gaming applications, cellular phones and digital cameras. Market research firm DisplaySearch estimates that the display industry, comprised of conventional CRTs and flat panel displays, will grow from $55.5 billion in 2001 to $103.2 billion in 2005, a compounded annual growth rate of 13.2%. DisplaySearch estimates that sales of conventional CRTs, which represents the dominant display technology today, will grow from $26.1 billion in 2001 to $36.2 billion in 2005, a compounded annual growth rate of 6.8%. DisplaySearch further estimates that sales of flat panel displays will grow from $29.4 billion in 2001 to $67.0 billion in 2005, a compounded annual growth rate of 17.9%.

Conventional CRTs have dominated the display industry for more than 75 years and are used primarily in non-mobile products such as televisions and desktop computers. The brightness, rich colors, wide viewing angle, full-motion video capability of conventional CRTs have established this technology as the standard by which display quality is measured. Furthermore, the low cost of conventional CRTs have led to their widespread use in products where compact size, light weight and low power consumption are not critical factors.

Flat panel displays are used primarily in mobile products, such as notebook computers and handheld devices, that require thin, lightweight displays that can operate efficiently on battery power. Recently, flat panel displays have been incorporated into non-mobile products as well, such as televisions and desktop computers, that have traditionally relied on conventional CRT displays.

The three prevalent flat panel display technologies today are active matrix liquid crystal displays, or AMLCDs, plasma display panels, and monochrome and color super twisted nematic displays. AMLCDs were developed primarily for use in notebook computers, but have recently been used in a number of additional products. These products include thin, flat desktop computer monitors and handheld consumer electronics devices, such as handheld personal digital assistants, portable DVD players, digital cameras and digital camcorders. Additionally, AMLCDs are being used in thin, flat televisions as well as in automobile navigation and entertainment systems. Plasma display panels are currently being targeted primarily at the large display market, including thin, flat televisions and have only recently become commercially available. Super twisted nematic displays are used primarily in small products such as calculators, cellular phones, handheld personal digital assistants and inexpensive notebook computers.

Many factors are driving demand for flat panel displays. For example, consumer demand for mobility is projected to increase growth in the markets for portable products such as handheld personal computers, personal digital assistants and cellular phones. DisplaySearch estimates that total display sales for these products will increase from 65.0 million units in 2001 to 805.1 million units in 2005, a compounded annual growth rate of 65.4%. We believe that consumers will increasingly prefer that these and other portable products be lighter in weight and offer richer color, full motion video capability and longer battery life. Furthermore, automobile manufacturers have begun incorporating flat panel displays into automobiles for navigation and entertainment and are considering incorporating flat panel displays for Internet access. DisplaySearch projects that total sales of displays for these automotive applications will grow from 4.6 million units in 2001 to 10.3 million units in 2005, a compounded annual growth rate of 17.4%. Even in applications that have historically been dominated by conventional CRTs, such as televisions and desktop computer monitors, consumers are demonstrating a growing demand for thinner, lighter displays that take up less space and consume less power than conventional CRTs. In the television market in particular, we believe the availability of high definition digital television programming, expected to accelerate over the next several years, together with other new digital technologies, such as digital cable, digital satellite and DVDs, will increase demand for new televisions and provide a new market opportunity for flat panel displays. DisplaySearch estimates that shipments of thin, flat televisions will grow from 900,000 units in 2001 to 5.2 million units in 2005, a compounded annual growth rate of 40.5%. We expect all of these factors to contribute to significant future growth in the market for flat panel displays.

Key characteristics that differentiate display technologies
We believe the key characteristics that differentiate competitive display technologies include:

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Visual performance
The display image is affected by the following factors:

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Brightness and contrast
High brightness and display contrast permit viewing in high ambient light environments, such as the outdoors or in an automobile. These characteristics enable viewing from a distance, which is desirable for applications such as television.

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  Color richness
  Vivid color, or color saturation, and an extensive range of available colors enhance the display image.

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  Video capability
  Full motion video requires that the display image refresh at a rate fast enough to avoid image blurring.

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  Viewing angle
  A wide viewing angle allows a display to be viewed by multiple persons at the same time from a wide range of vantage points without any significant decrease in visual performance.

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Power efficiency
Low power usage is particularly important for mobile products where it may extend battery life and may also enable the use of smaller and lighter batteries and power supplies. In addition, we believe that power efficiency will become more important for non-mobile products as consumers increasingly factor energy consumption and battery life into their purchasing decisions.

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Manufacturing cost
Manufacturing cost is important because display manufacturers may compete by lowering their sales prices. Those display manufacturers that incur higher manufacturing costs will have less flexibility to compete in price-sensitive markets or to reduce selling prices.

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Operating temperature range
A wide ambient operating temperature range allows a display to operate without delay or image degradation in extreme temperatures. This is particularly important for displays incorporated into automobiles or in devices designed for use outdoors.

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Size versatility and weight
Displays that are thin and light generally take up less space, are more portable and, in the case of a television, may be hung on a wall. A display that can be manufactured effectively in a variety of sizes can be targeted at multiple markets.

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Useful life and reliability
Original equipment manufacturers generally specify a minimum useful life and reliability for components to be incorporated into their products. Useful life for displays is typically measured as the elapsed time until a display is half as bright as its original brightness.

Competitive display technologies
We expect our ThinCRT to compete primarily with conventional CRTs, AMLCDs, plasma display panels and active matrix organic light emitting diode displays, or OLEDs, an emerging technology. While each of these other display technologies is or will be competitive with respect to one or more of the characteristics described above, we believe that none is presently able to optimize all of those characteristics. We believe that each of these other display technologies has limitations that hinder its performance in some applications.

Conventional CRT
A conventional CRT is a funnel-shaped glass tube that works by directing a stream of electrons from a single source, an electron gun, toward a phosphor-coated screen. Phosphors are light generating materials. The design requires that the electron source be a significant distance from the screen, resulting in the typical funnel shape and overall size and weight of the conventional CRT. A conventional CRT also must be made from thick glass to withstand atmospheric pressure created by the vacuum inside the tube. We believe that the advantages of conventional CRTs include excellent visual performance, low manufacturing cost and a wide ambient operating temperature range. However, we believe that conventional CRTs have the following limitations:

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Power efficiency
Conventional CRTs require a high amount of power to operate, which limits their use in battery-powered portable products. Typical 24-inch CRTs use approximately 170 watts of power.

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Size versatility and weight
Conventional CRTs are too bulky and heavy for most portable applications. As conventional CRT displays are made larger, the tube becomes heavier and deeper.

AMLCD
While there are a number of ways to produce an AMLCD, the basic structure layers a liquid crystal material between an array of thin-film transistors on a glass backplate and a faceplate that contains red, green and blue colored filters. This assembly does not generate any light, but rather creates a display image by filtering light produced by a separate backlight. AMLCDs are fabricated using semiconductor-type equipment and manufacturing facilities. We believe that the advantages of AMLCDs include their thin design, light weight and ability to run on battery power. However, we believe that AMLCD technology has the following limitations:

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Visual performance
While AMLCDs are capable of displaying video, the video response time of most AMLCDs is slower than that required for full motion video, often resulting in image blurring. Viewing angle is also limited in typical AMLCDs, where the best image is exhibited when viewing from directly in front of the display. Viewing the display from an angle or the side causes the image's colors to shift or appear as a negative image. We believe that AMLCD video response time and viewing angle can both be improved, but only by compromising other performance features, such as power consumption and manufacturing cost.

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Power efficiency
While AMLCDs are generally considered low-power devices, they are widely regarded as a major contributor to the short operating cycle of battery-operated portable devices. Due to the AMLCD's design, most of the light generated by the backlight never reaches the viewer, thereby wasting significant amounts of power. Furthermore, backlight power consumption does not vary with display brightness, resulting in constant full-brightness use of the electrical current. Typical 5-inch AMLCDs use approximately 8 watts of power and typical 21-inch AMLCDs use approximately 80 watts of power.

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Size versatility and weight
A single manufacturing defect anywhere in the active display area may result in a total loss of the product. Within the active display area, AMLCDs must use very small circuit geometries, making them particularly susceptible to manufacturing defects. This makes scaling AMLCDs to larger sizes both difficult and expensive.

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Operating temperature range
The liquid crystal material used in AMLCDs is temperature sensitive, limiting their use in applications exposed to extreme temperatures. At high ambient temperatures, the performance of the display will be impaired, and the display may become permanently damaged, depending on the type of crystal used. At low ambient temperatures, the display's video response time slows, resulting in significant image blurring, and eventually the display may become permanently damaged. These extreme temperatures may be reached in automobiles or in devices used outdoors.

Plasma display panel
A plasma display panel is a display that creates images by ionizing gas contained between two glass plates. We believe that the primary advantage of plasma display panels is their acceptable visual performance in large screen sizes, presently ranging from 42 to 60 inches that are generally 95 to 100 millimeters deep. However, we believe that plasma display panel technology has the following limitations:

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Power efficiency
Due to their high-voltage driver electronics and inefficient light generation process, plasma display panels tend to use large amounts of power, ranging from approximately 250 watts for a 42-inch display to approximately 800 watts for a 60-inch display. The power consumption and resulting heat generated by a plasma display panel may make these displays unsuitable for some applications.

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Manufacturing cost
Because of their manufacturing complexity and reported low yields, and high costs of driver electronics and power supplies, and additional complex circuitry, we believe that plasma display panels are significantly more costly to produce than other commercially-available flat panel display technologies.

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Size versatility
Plasma display panels are currently produced primarily in sizes ranging from 42 to 60 inches, and are not expected to scale effectively to sizes smaller than 30 inches for volume, commercial markets.

OLED
Active matrix OLED displays are created with organic materials using large-area, thick-film deposition processes. A polymer is layered between positive and negative electrodes, and when current is applied the polymer generates light. Although OLEDs can be either passively or actively driven, we expect that only active matrix OLEDs will be able to demonstrate visual performance comparable to our ThinCRT. Like our ThinCRT, active matrix OLEDs are expected to be thin, light, and exhibit low power consumption. However, we believe that these displays will have the following limitations:

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Visual performance
Active matrix OLED manufacturers have not yet demonstrated displays with acceptable colors.

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Useful life and reliability
OLEDs have been under development for a relatively short time compared to other display technologies. Developers of active matrix OLEDs with high brightness have yet to demonstrate life and reliability performance suitable for the products in markets we are targeting.

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Size versatility
We believe that active matrix OLED displays are unlikely to scale effectively to sizes larger than 15 inches because, like AMLCDs, active matrix OLEDs contain small circuit geometries that make them susceptible to manufacturing defects and therefore more difficult and expensive to scale to larger sizes.

We believe the limitations inherent in conventional CRTs, AMLCDs, plasma display panels and active matrix OLEDs present an opportunity for a new class of flat panel display.

OUR SOLUTION

We believe that our ThinCRT product will be the first commercially viable thin display that combines the exceptional visual performance of a high quality conventional CRT with the thinness, light weight and low power consumption of the best existing flat panel displays. Our ThinCRT display is fundamentally similar to a conventional CRT, except that we have replaced the single electron emitting gun of the conventional CRT with a flat electron emitting array, consisting of at least a billion tiny individual electron emitters. This innovation allows us to significantly reduce the distance between the electron emission source and the screen, thereby achieving a thin display. Our technology uses standard low cost, long-life conventional CRT phosphors, which generate the same rich color, high-quality images in our display as in a conventional CRT.

We believe our ThinCRT display offers a number of advantages relative to competing technologies, including:

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Visual performance
We believe our display design, including its focusing mechanism and ability to use conventional CRT phosphor-based technology, will deliver an image quality with brightness, contrast, color, video response time and viewing angle equal to a conventional CRT, and one that is generally superior to AMLCDs, plasma display panels and demonstrated active matrix OLEDs.

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Power efficiency
Our ThinCRT products combine the low-power switching technology of AMLCDs and the power-efficient phosphor-based technology of CRTs enabling them to be more power-efficient than products based on either technology. Our ThinCRT also does not use the inefficient light generating mechanism of plasma display panels. In addition, products using our ThinCRT will be able to incorporate a series of advanced power management features for ultra-low power operation that we believe cannot be duplicated by a LCD. Due to these factors, we believe that our ThinCRTs will be more power efficient than AMLCDs in small portable applications, and more power efficient than conventional CRTs and plasma display panels in televisions and other large applications. We believe the power efficiency of our ThinCRT technology will be generally proportionate to display area, whereas AMLCD power efficiency declines appreciably at small display sizes due to the backlight.

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Manufacturing cost
We are developing manufacturing technology and new materials that we believe will achieve a manufacturing cost advantage over comparable size and resolution AMLCDs and plasma display panels at equivalent yields. In addition, we believe that we will experience higher yields at larger display sizes than comparable AMLCDs and OLEDs. This projected scalability advantage is due to several features of our ThinCRT technology, including wider circuit geometries and greater space between the electrical traces that comprise the circuits. These features make our manufacturing process more tolerant of defects and particle contamination and make a non-conforming display more easily repairable during the manufacturing process. As a result, we believe our manufacturing cost advantage will grow as display size increases.

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Operating temperature range
We believe that our displays will not be subject to performance degradation in the extreme ambient temperatures that may be found in automobiles or in portable applications used outdoors because we do not use highly temperature sensitive material in our ThinCRTs. We believe that we will therefore have a comparative advantage relative to AMLCDs.

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Size versatility and weight
We have designed our ThinCRT to be as thin as eight millimeters in 5.3- and 7.0-inch displays, which is comparable to a typical AMLCD. While OLED displays are anticipated to be as thin as one millimeter, we do not expect the depth of our display to be a disadvantage in our primary target markets for small displays. We anticipate that our 24.0-inch and larger ThinCRTs will be 15 to 80 millimeters thick, much thinner and lighter than a conventional CRT and comparable to, or thinner than, a plasma display. We believe that our CRTs will effectively scale to 24 inches, while AMLCDs may not be able to cost-effectively scale to this size due to technical limitations of their design and manufacturing process and, for similar reasons, plasma display panels may not be able to cost-effectively scale down to 24 inches.

OUR STRATEGY

Our objective is to establish our proprietary ThinCRT technology as the industry standard for a new class of flat panel display. Key elements of our strategy are to:

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Establish our pilot manufacturing capabilities
To commercialize our ThinCRT technology, to gain production process knowledge for ThinCRT manufacturing and to generate revenue, we intend to manufacture our first commercial ThinCRTs in a pilot manufacturing facility. We plan to complete our pilot manufacturing facility in 2002, and to commence production of 5.3- and 7.0-inch displays for customer testing and qualification by the end of 2002. We expect to commence shipment of our 5.3- and 7.0-inch display products in commercial volumes in 2003. We also plan to complete the development of larger-sized displays targeted for television applications, and to begin shipping these larger displays in 2004. We believe our pilot manufacturing facility will provide us with the process knowledge necessary to manufacture ThinCRTs cost-efficiently, with high yields and in high volumes.

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Develop multiple revenue sources
We plan to derive revenue from multiple sources, including the sale of products manufactured at our facilities or through joint venture manufacturing arrangements, and the license of our technology to a select number of strategic partners. We believe that multiple joint venture and licensing arrangements will increase the probability of rapid, widespread adoption of our ThinCRT technology. We also believe that these arrangements will maximize our revenue opportunities while minimizing our capital expenditures.

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Build and expand strategic partnerships
We intend to develop relationships with companies that can provide us with technological and manufacturing expertise and help promote the widespread adoption of our technology. For example, our strategic partnership with Sony has provided us with access to Sony display technologies and manufacturing techniques. We also expect Sony's reputation for high quality televisions and computer monitors to accelerate market acceptance of our displays. We intend to enter into additional strategic partnerships to facilitate the widespread adoption of our ThinCRT technology.

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Target video-centric and multimedia-intensive display markets
We intend to target video-centric and multimedia-intensive display markets in which we believe the advantages of our ThinCRT technology will have immediate and compelling appeal to consumers. Initially, we intend to develop and manufacture 5.3- and 7.0-inch displays for amusement and gaming consoles, personal entertainment devices and automotive applications such as navigation and entertainment. We also intend to develop and, beginning in 2004, manufacture ThinCRT displays for use in televisions. We have shipped 5.3-inch display prototypes to customers for evaluation, and are actively marketing our products to original equipment manufacturers.

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Develop and expand technology
We believe that the continued development of our technology is fundamental to the commercialization and future enhancement of products based on our ThinCRT technology and to our long-term competitiveness. Consequently, we intend to continue to devote significant resources to developing and expanding our technology assets. Our immediate technology objectives are to simplify our manufacturing processes, reduce manufacturing costs, increase visual performance and life and reliability of our products, and to scale our technology to larger sizes suitable for televisions.

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Raise additional capital
We will require substantial capital to support research and development and to complete construction of and equip our pilot manufacturing facility. We anticipate that we will require the net proceeds of this offering, together with cash on hand and approximately $400 million in additional funding, to commence pilot production, and approximately an additional $250 million to reach volume production. We anticipate raising the additional funds through a combination of sales of equity or debt securities in the public and private markets, manufacturing and other strategic partners, and equipment leasing and other secured debt financing.

PRODUCTS AND TARGET MARKETS

We are targeting high-volume markets that can derive the greatest benefit from the features of our ThinCRT technology. In particular, we are focusing on video-centric and multimedia-intensive display markets. Most existing and emerging video and multimedia applications are designed for multi-user environments where the display is viewed from varying angles and possibly from long distances. Therefore, these applications require a display with wide viewing angles, high brightness, color saturation and contrast, and fast video response time. Many of these applications, particularly portable devices, will benefit from a power-efficient display. In addition, some targeted applications, such as automotive applications or portable applications designed for outdoor use, also require a display that can operate in extreme temperatures.

We have identified initial target markets for 5.3-, 7.0- and 24.0-inch and larger ThinCRT displays. Our initial target markets for 5.3- and 7.0-inch displays include amusement and gaming devices, automotive navigation and entertainment subsystems, and personal and portable entertainment devices. The initial target market for our 24.0-inch and larger displays is thin, flat televisions.

The following table summarizes our currently planned products and target markets:

Product size	Resolution (1)	Initial target markets
5.3-inch diagonal	320 x 240	Amusement and gaming devices; game consoles.
7.0-inch diagonal	480 x 240	Automotive displays; amusement and gaming devices; portable personal entertainment devices; portable televisions.
24.0-inch diagonal	852 x 480	Thin, flat televisions (standard-definition televisions and enhanced-definition televisions).
	1,280 x 720	Thin, flat televisions (high-definition televisions).
(1)
Resolution refers to the number of horizontal versus the number of vertical pixels on a display screen.

Markets for small displays

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Amusement and gaming
Amusement and gaming applications such as Pachinko machines, a Japanese arcade-style game, and game consoles offer early adoption markets for our ThinCRTs. The market for amusement and gaming applications is expected to grow from 309.4 million units in 2001 to 403.7 million units in 2005, a compounded annual growth rate of 5.5% according to Infinite Technologies, a Japanese electronics market research company. These applications are moving from simple graphics to richly rendered, arcade-quality images and video. Original equipment manufacturers in this market seek competitive advantage through better display performance.

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Automotive
Automotive original equipment manufacturers seek bright displays with adjustable contrast control to serve both low ambient light nighttime and high ambient light daytime conditions. The ability to achieve instant-on performance across a wide range of ambient temperatures is also desirable. In addition to navigation displays, entertainment displays are becoming popular within the automotive market. High quality color and video playback is important for these applications, and visual performance across wide viewing angles is desirable to allow all passengers to view the display. For these reasons, we believe our ThinCRT is well-suited to the automotive display market. DisplaySearch projects that total sales of displays for these automotive applications will grow from 4.6 million units in 2001 to 10.3 million units in 2005, a compounded annual growth rate of 17.4%. Our 5.3-inch prototypes have been selected for design into advanced concept vehicles by automotive original equipment manufacturers. We are actively promoting our 7.0-inch specification to automotive original equipment manufacturers.

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Portable personal entertainment
The market for portable personal entertainment products includes portable televisions and portable DVD players. The market for portable televisions and DVD players is expected to grow from 4.2 million units in 2001 to 9.1 million units in 2005, a compounded annual growth rate of 16.7%, according to DisplaySearch. Original equipment manufacturers in this market place a premium on high brightness and contrast, high quality video playback, power efficient operation, wide viewing angles and small form factors. We believe our ThinCRT will offer competitive advantages with respect to all of these criteria.

Market for large displays

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Thin, flat television
The visual characteristics of ThinCRTs make them ideal for typical television uses. We believe that the thin, flat television market represents the largest future opportunity for our ThinCRTs. DisplaySearch estimates that shipments of flat panel display-based televisions will grow from 940,000 units in 2001 to 5.2 million units in 2005, a compounded annual growth rate of 40.5%. This market will require displays that provide exceptional color saturation, wide viewing angles and fast video response time, and, since televisions are normally viewed under varying ambient lighting conditions, a wide adjustable range of brightness and contrast. We believe the visual performance of our ThinCRT will be equal to that of today's high-quality CRT-based televisions. Our ThinCRT's thin, lightweight design, high power efficiency, and low levels of heat generation also make it ideal for flat, wall-mounted televisions.

TECHNOLOGY

Our ThinCRT incorporates much of the technology used in a conventional CRT into a thin package suitable for flat panel display applications. A conventional color CRT consists of a funnel-shaped glass vacuum tube, a source of electrons, and a means for modulating and directing a stream of electrons from that single source toward a screen coated with an array of red, green and blue phosphor dots, or subpixels. Electrons are extracted from a heated filament, collected into a beam, accelerated towards the screen with a high voltage, and scanned across the screen by deflecting the beam with a magnetic deflection yoke. See Figure 1 below. Due to the large surface area over which the electron beam must be scanned, the electron gun must be placed a significant distance from the screen, resulting in the funnel shape of a conventional CRT, with the electron source near the back of a narrow neck. The bulk of the housing must be fabricated from thick glass to withstand atmospheric pressure created by the vacuum inside the tube. To increase the efficiency of the display, the phosphor faceplate in a conventional CRT is coated with a layer of aluminum that is thin enough for electrons to penetrate, but thick enough to act as a mirror. Light that is emitted by the phosphors away from the viewer is reflected back by this mirror, increasing the power efficiency and brightness of the display.

Our ThinCRT technology replaces the electron gun of the conventional CRT with a flat array of electron emitters that places a highly-redundant electron source behind each subpixel. This eliminates the need for the bulky funnel shape of the conventional CRT. See Figure 2 below. Rather than using thick glass, our ThinCRT utilizes thin glass which, with the aid of internal support structures, withstands the atmospheric pressure created by the vacuum inside the tube. The unique internal support structures are made from a patented ceramic material that is exceptional in its strength and in its ability to minimize electrical interference with the electrons passing through the vacuum.

In addition, our ThinCRT employs the same phosphor material used on the glass faceplate of conventional color CRTs. These phosphors, which have been developed over the last 50 years, meet the color, life, power efficiency, performance and reliability requirements set by television and computer manufacturers and are available from multiple sources. Conventional CRT phosphors, however, require that the electrons be accelerated across a minimum of 2 kilovolts before they can penetrate the aluminum layer with sufficient energy to cause the phosphor to emit light. This high voltage requirement imposes several design parameters, including the need to separate the electron emitters from the phosphor faceplate by a distance sufficient to prevent electrical arcing within the display and the need for a means to focus each electron beam onto its corresponding phosphor sub-pixel. We have developed technology that meets this design criteria for use of conventional CRT phosphors.

Sub-micron cold cathode technology
In contrast to the heated filament cathode used to generate electrons in a conventional CRT, our ThinCRT cold cathode generates electrons using an energy-efficient electrical field. The ThinCRT cold cathode is comprised of an array of column electrodes separated from an array of row electrodes by a non-conductive layer. Each intersection, or cross-over area, of a row and column corresponds to a subpixel element, where a dense array of emitters is formed at this intersection. Each emitter consists of a tiny aperture, or gate hole, in the row electrode, and an opening in the non-conductive layer through to the underlying column electrode, onto which a sharp metal cone is deposited. The base of the cone connects to the column electrode and the tip of this cone rises to the level of the gate hole. When a voltage is applied to the row and column electrodes, an intense electrical field is created between the cone tip and the edge of the gate hole. This electrical field causes electrons to stream from the cone tip onto the faceplate. In general, the smaller the gate hole, the lower the switching voltage necessary to emit electrons. To use low cost driver electronics to activate our emitters, the switching voltage must be less than 20 volts, which requires gate hole diameters of 0.40 microns or less. We have demonstrated manufacturing processes that fabricate 0.10 to 0.15 micron gate holes without the use of expensive photolithographic stepper tools currently required by AMLCD and some other flat panel display manufacturing processes. In addition to enabling low switching voltage, the sub-micron geometries of the gate holes have allowed us to fabricate approximately 4,500 emitters at each subpixel. This high degree of redundancy results in a more defect-tolerant fabrication process because even hundreds of non-performing emitters at each subpixel will have no visible effect upon the quality of the displayed image. See Figure 3 below.

Left Image—The switching voltage creates an electrical field that extracts electrons from the emitter tip. A smaller gate hole requires lower switching voltage to extract electrons from the emitter tip.

Right Image—The accelerating voltage imparts energy to the electron so it penetrates the aluminum layer and strikes the phosphors, generating light.

Ceramic support structures
To eliminate the need for the thick glass found in a conventional CRT, we have developed a patented ceramic material to provide structural support between the faceplate and the backplate. This material is fabricated into thin strips that fit in the narrow space between rows of individual subpixels while remaining invisible to the user of the display. The spacer material is strong enough to withstand external atmospheric pressure and is sufficiently durable to tolerate mechanical handling during production and reasonable impacts during usage. This material also has electrical and mechanical properties that minimize its interference with adjacent electron beams and it has thermal expansion properties that are compatible with the glass faceplate and backplate.

Focusing structure
Electrons emitted from the cathode are inherently unfocused. Due to the relatively large gap between the emitters and the phosphor faceplate, if left uncorrected, the spreading electrons from the emitters for one subpixel would strike more than one of the color phosphor subpixels, and color purity and contrast would suffer. Our ThinCRT uses a low cost, patented focusing structure to cause the emitted electrons to strike only the correct color phosphor subpixel, thereby providing good contrast and color purity. The focusing structure consists of a metallized waffle-like film applied directly to the surface of the cathode. This focusing structure has been designed and optimized to operate with our low voltage emitters and high voltage phosphors.

Assembly and vacuum sealing technology
Assembly of our ThinCRT requires precise integration of the phosphor faceplate with the cathode backplate and internal support structures, evacuation of the display assembly, and sealing. Each of these processes must be performed within strict mechanical registration tolerances so that the completed display demonstrates the proper alignment of each phosphor subpixel with its corresponding group of emitters. This alignment is critical to ensuring that the internal support structures are not visible in the displayed image. We have developed and are continuing to develop a proprietary set of technologies, materials and techniques for precision alignment, placement of internal support structures and sealing of our ThinCRT assemblies.

MANUFACTURING

We currently operate a flat panel display manufacturing development line at our research and development facility in San Jose, California that uses glass sheets, or substrates, that are 320 mm × 340 mm in size. We are using this facility to develop our display architecture and process technology. We intend to use our 320 mm × 340 mm development line to continue development of our technology for small displays, such as our 5.3-inch and planned 7.0-inch displays and, in the future, to develop the technology for large displays, such as our planned 24.0-inch display. Additionally, we plan to use our research and development facility to improve the commercial life and reliability of our products, to implement cost and performance improvements, and to optimize and stabilize the manufacturing processes before transferring our technology to pilot production.

Pilot manufacturing
We plan to begin pilot manufacturing in late 2002. Our objectives for pilot manufacturing include the establishment of our manufacturing process and supply infrastructure, the commencement of volume production and shipment of 5.3- and 7.0-inch products in 2003, and the development and launch of a 24.0-inch display for television applications by 2004. We intend to use 600 mm × 720 mm glass substrates in our pilot manufacturing facility. We selected this substrate size because it results in an efficient small-size display manufacturing capability with reasonable suitability for larger-sized displays for television applications.

We plan to implement pilot manufacturing in two phases:

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Phase one
In the first phase of pilot manufacturing, we will have the capacity for approximately 80 glass substrate starts per day. The 5.3-inch ThinCRT display will be our first product produced in the pilot manufacturing facility. Subsequently, as we complete product design and gain customer acceptance, we will introduce a 7.0-inch display into production.

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Phase two
In the second phase of pilot manufacturing, we plan to expand our capacity from 80 to 320 glass substrate starts per day. With this expansion, we plan to reduce production of 5.3-inch displays in favor of 7.0-inch displays, which we believe will achieve higher margins. In addition, we intend to complete development and commence production of 24.0-inch displays for television applications.

We have constructed the building shell for our pilot manufacturing facility. The pilot facility, a 311,000 square foot building situated on approximately 24 acres in San Jose, was professionally designed for cost-efficient flat panel display manufacturing. Before we can initiate manufacturing in our pilot manufacturing facility, we must purchase and install approximately $250 million of additional equipment, much of which has order lead-times of six to 18 months. We have held discussions with suppliers for the critical process and assembly equipment required for both the first and second phases of pilot manufacturing. However, we have deferred placing orders for this equipment and completion of the pilot manufacturing facility until we obtain adequate funding.

Manufacturing strategy
We believe the following strategies will enable us to rapidly and effectively transition to pilot production, and enhance our ability to achieve acceptable manufacturing yields:

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Use industry standard processes and tools
We plan to commence pilot manufacturing using substantially the same processes and tools that we presently use in our research and development line. To minimize development and manufacturing risks, we have maximized the use of processes and tools that are standard for the AMLCD and semiconductor industries. For example, we expect that the majority of the equipment used for cathode and faceplate manufacturing and testing will come from the AMLCD and semiconductor industries. We also expect that a majority of the equipment that will be used for module assembly, including the attachment of driver electronics and related printed circuit boards, and testing will be AMLCD-based equipment. However, for tube assembly, we expect that the majority of the equipment will be custom manufactured for us, based upon our designs. Our strategy to maximize use of industry standard processes and tools has reduced development dependence on new proprietary processes and equipment, and is expected to increase process and equipment reliability.

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Use industry standard or readily available materials and components
We use materials and components that are either standard to the AMLCD, CRT or semiconductor industries, or are otherwise readily available. For example, we estimate that most of the materials needed to make our ThinCRT cathode and faceplate are materials currently used in the manufacture of AMLCDs, conventional CRTs or semiconductor devices, including phosphors, photoresist films, stripper solutions, aluminum and refractory metals. Furthermore, most of the components needed for module assembly comes from the AMLCD industry.

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Increase automation of manufacturing processes over time
We believe that we must automate much of our manufacturing process, including our materials handling and staging operations, to maximize the reliability and cost-efficient manufacturing of our

  ThinCRT displays in commercial volumes. We plan to start our pilot manufacturing operations with mostly semi-automated equipment, and to selectively add fully-automated equipment where yield gains and reductions in labor costs will be significant.

PARTNERS

Development of our ThinCRT technology relies heavily upon the integration of a number of engineering disciplines and materials sciences. To meet our development timetable, we have supplemented our own capabilities with the skills and know-how of third parties with specialized expertise. Our key partners include:

Sony
Sony has either funded, or committed to fund, approximately $170 million of our development activities through a combination of joint development cost sharing, prepaid license fees and equity investment.

In October 1998, we entered into a two-year joint development and collaboration agreement with Sony to develop a high voltage field emission display technology for a new class of thin, flat panel displays. The Sony agreement provided us with:

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the assistance of Sony engineering resources;

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rights to sublicense Sony particular display technology that has been integrated into our displays;

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$57.4 million in development cost-share funding and in-kind contributions over the two-year development term; and

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a royalty-free license to some Sony display technologies applicable to our development program.

In return, we granted Sony:

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early access to our development technology;

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an option to acquire a royalty-bearing license to manufacture displays using our ThinCRT technology, exercisable no sooner than 2002 upon payment of a license fee, for manufacturing to commence in the future; and

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an option to jointly manufacture ThinCRTs with us.

In October 2000, we expanded our strategic relationship with Sony by entering into a series of agreements that substantially modified the October 1998 agreement with Sony, and granted Sony a royalty-bearing license to our technology, including a future right to manufacture products based upon our technology, in exchange for:

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the purchase by Sony of 2,291,667 shares of our series G preferred stock for $27.5 million, or $12.00 per share, and the potential issuance to Sony of warrants to purchase 458,334 shares of our series G preferred stock with an exercise price of $12.00 per share, half of which will be granted upon the closing of this offering and will become exercisable for five years, and half of which will be granted when we complete an agreement with another strategic partner and will also become exercisable for five years;

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the payment by Sony of $50.0 million in non-refundable, prepaid license-related fees for products to be manufactured by Sony using our technology;

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the extension of our development cost-share program through December 31, 2001, with funding by Sony of up to an additional $35.6 million in cash and in-kind contributions; for example, there are 19

  Sony engineers currently working in our facility and an additional eight Sony engineers currently supporting the ThinCRT development effort in Japan; and

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an option to participate in a joint venture with Sony in Sony's first manufacturing facility producing products using our technology, subject to mutual agreement on terms.

These agreements also provide Sony with rights to purchase up to 10% of the output of our first manufacturing plant, subject to mutual agreement on terms, for a period to be agreed upon.

The royalty rate to be paid by Sony for use of our technology will increase in the event that we achieve funding milestones and will decrease with respect to products sold by Sony that incorporate particular technology developed independently by Sony.

To provide protection to Sony for its license in the event of our bankruptcy, assignment of our assets for the benefit of creditors or appointment of a trustee or a receiver for our assets, we assigned ownership of our patents, copyrights and trade secrets to a new wholly-owned subsidiary, Candescent Intellectual Property Services, Inc. We have also agreed to assign future patents, copyrights and trade secrets to this subsidiary. The subsidiary then granted Sony an additional license on terms similar to our license to Sony. Subject to the license to Sony, the subsidiary also granted us an exclusive license to all of the transferred intellectual property, including the right to grant additional licenses and to enforce the intellectual property rights transferred to the subsidiary.

The operations of the subsidiary are subject to various restrictions, including a restriction on subsequent assignments of the transferred intellectual property. Sony has some rights to approve a change in control of the subsidiary and the right to approve an independent director of the subsidiary and to approve other transactions and activities of the subsidiary that could impair Sony's license from the subsidiary. These restrictions terminate once we achieve financial milestones.

We have agreed with Sony to restrictions upon the number of independent licensees that may manufacture displays based upon our technology before 2006. In addition, we agreed to minimum financial terms for such licenses.

The agreements also grant Sony the right to share in a portion of the royalties and license fees received by Candescent from the sublicensing by us of Sony technology for manufacturing field emission display products, including the right to share in royalties and license fees received by us for our ThinCRT technology if sublicensed Sony technology is included with our licensed technology.

Hewlett-Packard Company
In 1991, we entered into a strategic partnership with Hewlett-Packard, which has provided collaborative research and development in support of our ThinCRT development effort and granted us a license to technology in Hewlett-Packard's intellectual property portfolio related to our ThinCRT technology. We are not, however, currently using any of the licensed technology. In return, we granted Hewlett-Packard the option to exercise, upon payment of a license fee, a license to make, have made and sell products utilizing our ThinCRT technology. In addition to a license fee, Hewlett-Packard's licensing rights also require the payment to us of royalties based upon Hewlett-Packard's shipment of products incorporating our ThinCRT technology. Hewlett-Packard has invested $25.0 million in cash in Candescent and has received additional equity in Candescent in consideration for collaborative research and development.

Kaga Electronics Co., Ltd.
Kaga is a Japan-based global trading company and a manufacturer of amusement and gaming devices. In October 2000, Candescent and Kaga entered into a non-binding Memorandum of Understanding regarding the formation of a strategic customer relationship. As provided by this agreement, on December 27, 2000, Kaga purchased 153,847 shares of our series G preferred stock at a purchase price of $13.00 per share, for a total investment of $2.0 million. The Memorandum of Understanding also sets forth the intention of the parties to reach agreement on a definitive volume purchase agreement under which Kaga will purchase ThinCRT displays, and outlines many of the terms of that agreement. Negotiations regarding the volume purchase agreement are expected to commence in early 2001.

COMPETITION

The market for flat panel displays is highly competitive, and we expect competition to increase. We anticipate that our ThinCRT products will compete against conventional CRT displays, AMLCD displays and plasma display panels, each an existing display technology, as well as against active matrix organic light emitting diode, or OLED, displays, an emerging display technology. Our ThinCRT products may also compete with other emerging technologies such as liquid crystal on silicon, that today are relatively new to the market or with emerging technologies that have not been announced.

In the market for small displays, 5.3 to 7.0 inches, many AMLCD manufacturers are already shipping products. These manufacturers include Fujitsu, Hosiden & Philips Display Corporation, Hyundai, LG-Philips, Matsushita, NEC, Samsung and Sharp. To compete with AMLCD manufacturers, we believe that we may be required to increase the performance and reduce the selling price of our planned ThinCRT products.

In addition, we are aware that a number of companies are attempting to develop active matrix OLED displays. Active matrix OLED displays are expected to exhibit many of the features of our ThinCRT products. More than 60 companies are currently developing OLED technology, and many of the large AMLCD manufacturers, such as Sanyo, Pioneer, Toshiba, Samsung, NEC and others, have made investments toward developing commercially viable OLED displays. The products of these manufacturers could achieve wide market acceptance in the markets for small displays targeted for our ThinCRT display products. In addition, the availability of active matrix OLED displays from multiple suppliers could create significant pricing pressures on our ThinCRT products.

In the market for large displays, from 24 to 36 inches, we may experience competition from AMLCD manufacturers at the smaller end of this range. Although there are few commercially available AMLCDs in this size category, in the past, AMLCD manufacturers have demonstrated an ability to overcome technical obstacles and have progressively increased the size of AMLCD displays. Therefore, AMLCD manufacturers may ultimately be able to compete with our planned large displays.

At the upper end of the large display range, we are most likely to face competition from manufacturers of plasma display panels. Leading television manufacturers such as Hitachi, LG-Philips, Matsushita, NEC, Pioneer, Samsung, Sharp, Sony and Thomson are participating in research and development, product development and early commercialization of products based upon this technology. We believe that the manufacturers of plasma display panels are applying significant resources to improve the technology's visual performance and power consumption, and to reduce the manufacturing cost of this display technology. If these manufacturers are successful in significantly reducing the costs of these displays, and in selling them at sizes that compete with our proposed television displays, it may affect the market acceptance of our products for television applications.

We believe that for our ThinCRT technology to gain market acceptance, it must compare favorably with existing and emerging technologies in terms of price and performance. Our technology and products are still in development, and our competitors may improve existing products or develop new products that outperform our displays, that are more cost-effective or that are brought to market faster. If our competitors develop products that offer significant advantages over our products, and if we are unable to improve our technology or develop or acquire alternate competitive technology on a timely basis, our operating results will be harmed.

Many developers of alternative and competing flat panel display technologies have substantially greater name recognition and financial, technological, research and development, manufacturing, marketing and distribution resources than we do, and they have made and continue to make substantial investments in improving their technologies and manufacturing processes. In addition, we believe that at times in the past, some plasma display panel manufacturers have priced their products below the marginal cost of production in an attempt to establish, retain or increase market share. Once we introduce our products for commercial sale, our competitors may respond by lowering the prices of their products. This action by competitors could materially reduce our product sales, force us to lower the price of our products and harm our business.

INTELLECTUAL PROPERTY

As of December 31, 2000, we had been issued or allowed 143 U.S. patents and had an additional 54 U.S. patent applications pending. These issued, allowed and pending patent applications relate to key areas of our nano-emitter structure, support walls and assemblies, and faceplate technology. We have also pursued foreign patents and as of December 31, 2000, had six foreign patents allowed and an additional 259 foreign patent applications pending. We may not be able to develop any proprietary products that are patentable, pending patent applications may not result in issued patents, and our issued patents may not provide us with adequate protection for our inventions, technologies, or processes and may be challenged by third parties. A court may not find our patents to be valid and enforceable or may not find that our competitors' products infringe our patents. In addition, patents of others may impair our ability to conduct our business.

We also rely on unpatented trade secrets that are important to our product and manufacturing process development activities. Our ability to compete will depend, in part, on our ability to preserve and protect the proprietary nature of our development activities. To protect our trade secrets, we require that our employees, consultants and other advisors enter into confidentiality agreements. We also play an active role in protecting and preserving our trade secrets through established documentation procedures for all research staff, reviews of this documentation for discovery of patentable inventions, and implementation of incentive programs to ensure compliance and follow-through. These efforts may not be sufficient to protect our intellectual property from our competitors or other third parties.

We compete in an industry in which competitors pursue patent prosecution worldwide and patent litigation is customary. At any given time, there may be one or more patent applications filed or patents that are the subject of litigation, which, if granted or upheld, could impair our ability to conduct our business worldwide, or in one or more jurisdictions, without first obtaining licenses or granting cross-licenses, which may not be available on commercially reasonable terms. For example, Matsushita filed an application for a European patent for their wall spacer technology for field emission displays in June 1990 and a patent was issued in June 1994. In March 1995, within the time period for opposition, Canon filed a notice of opposition to the Matsushita patent with the European Patent Office. To our knowledge, the European Patent Office has not ruled on the Canon opposition and the matter is still under consideration. If the Matsushita patent is upheld by the European Patent Office, it could impair our ability to sell or manufacture our products in Europe without a license from Matsushita, which may not be available on commercially reasonable terms. We do not perform worldwide patent searches as a matter of custom and, at any given time, there could be patent applications pending or patents issued that could harm our business prospects worldwide, or in one or more jurisdictions.

Third parties may assert infringement claims directly against us in the United States or in other jurisdictions and may be successful in asserting those claims. An adverse outcome in the defense of a patent suit could subject us to liabilities, require disputed rights to be licensed from third parties or require us to cease selling our products. An adverse outcome in a suit in which we assert our patent rights could result in the loss of some proprietary rights and could subject us to substantial costs and divert our resources. Even successful defense and prosecution of patent suits is costly and time-consuming.

EMPLOYEES

As of December 31, 2000, we had 366 full-time and 18 temporary employees, 354 of which were engaged in development activities and 30 in general and administrative. Of our employees, 38 have doctorate degrees and an additional 36 have masters degrees. None of our employees is represented by a collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

FACILITIES

Our headquarters and operating facilities are two adjacent buildings in San Jose, California. We lease a facility of approximately 72,000 square feet for our development and engineering offices, which contains approximately 47,000 square feet of clean room space. The lease for this facility expires November 30, 2004. We also lease an approximately 45,000 square foot facility for research and administrative offices and for use as our corporate headquarters. The administrative facility was leased in June 1996 for a term of four and one half years, which expired on January 11, 2001. We are currently negotiating an extension of this lease. The lessor of the 45,000 square foot facility is an affiliate of one of our directors who is also one of our large shareholders.

We also lease from the same affiliate of one of our directors a facility for approximately 311,000 square feet of office, research and development, manufacturing and warehouse space on approximately 24 acres in San Jose, California. This will be our pilot manufacturing facility. The lease expires in March 2005, with an option to extend the lease for a period of up to 30 years, in successive periods of five or ten years. The shell of this facility has been constructed. We do not yet occupy this facility. We intend to use a portion of the proceeds from this offering to continue construction of this facility.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our directors, executive officers and other key employees. Ages are as of December 31, 2000.

Name	Age	Position(s)

David L. White	45	President, Chief Executive Officer and Director
Choon-Rae Lee	51	Senior Vice President of Pilot Manufacturing Development
Theodore S. Fahlen	59	Vice President of Intellectual Property and Research
Ciaran Hanrahan	42	Vice President of Manufacturing Operations
Clyde R. Hosein	41	Vice President of Finance and Administration and Chief Financial Officer
Edward G. Scheibler	38	Vice President of Business Development
Chris Spindt	36	Vice President of Technology Development Operations and Chief Technologist
Harry A. Marshall	58	Chairman of the Board
Thomas R. Baruch(1)	62	Director
Carl E. Berg	63	Director
Tei Iki(2)	61	Director
Robert J. Pressley(1)(2)	68	Director

(1)
Member of compensation committee

(2)
Member of audit committee

David L. White has served as our President and Chief Executive Officer since February 1999 and Director since July 1999. From August 1995 through January 1999, Mr. White served as our Senior Vice President of Finance and Administration and Chief Financial Officer. From 1989 to 1995, Mr. White was senior vice president of financial operations at Conner Peripherals, Inc., a manufacturer of computer storage devices and software subsequently acquired by Seagate Technology Inc., where he oversaw worldwide fiscal management of the company. Mr. White received a B.S. in physics from Brigham Young University and an M.B.A. from the University of Washington.

Choon-Rae Lee joined us as head of research and development operations in May 1999 and has served as Senior Vice President of Pilot Manufacturing Development since October 1999. Prior to joining us, Mr. Lee held a variety of research and operations positions with LG Electronics, a consumer electronics company in Seoul, Korea. During the period from 1989 to 1999, Mr. Lee was responsible for the research, product development and pilot manufacturing of three generations of liquid crystal displays for LG Electronics. Mr. Lee received a B.S. in electrical engineering from Dong-A University in Pusan, Korea and an M.S. in electrical engineering from the Graduate School of Pusan National University.

Theodore S. Fahlen has served as our Vice President of Intellectual Property and Research since July 1996. From December 1991 to July 1996, Mr. Fahlen served as our Vice President of Research. Prior to joining us, Mr. Fahlen spent 11 years with XMR, Inc., a laser research and development company, as vice president of research and development, where he was responsible for developing high power excimer lasers and excimer laser-based systems for the semiconductor and flat panel display industries. Mr. Fahlen received a B.S. in physics from Stanford University, and an M.S. and Ph.D. in physics from the University of New Mexico.

Ciaran Hanrahan has served as our Vice President of Manufacturing Operations since August 2000. From September 1999 to August 2000, Mr. Hanrahan served as our Vice President of Front-End Operations. From March 1999 to September 1999, Mr. Hanrahan served as our Senior Director of Front-End Operations. From 1986 to 1999, he was employed by Integrated Device Technology, a developer and manufacturer of semiconductor products and modules, most recently as director of foundry operations and previously as director of fabrication operations for sub-micron semiconductor fabrication. Mr. Hanrahan earned a B.Sc. in chemistry at University College, Dublin, Ireland and a Ph.D. in physical chemistry at the University of California, Santa Barbara.

Clyde R. Hosein has served as our Vice President of Finance and Administration and Chief Financial Officer since February 1999. During the period from January 1997 to January 1999, Mr. Hosein served as our senior director of corporate planning. From March 1983 to January 1997, Mr. Hosein held a variety of senior financial planning and control positions at IBM, most recently as manufacturing controller for the IBM Storage Systems Division. Mr. Hosein received a B.S. in industrial engineering from Polytechnic Institute of New York and an M.B.A. from New York University.

Edward G. Scheibler joined us in December 1999 as Vice President of Business Development. From 1990 until 1999, he was vice president of Marubeni America Corporation, the principal subsidiary of a Japan-headquartered global general trading company, initially as counsel and, commencing in 1997, as vice president. In this latter role, Mr. Scheibler was responsible for directing and managing the company's merger and acquisition, investment and joint venture activities. Mr. Scheibler holds a B.A. in history from the University of Texas, Austin and a J.D. from the University of Virginia School of Law.

Chris Spindt joined us in 1991 and currently serves as Vice President of Technology Development Operations and Chief Technologist. Mr. Spindt is responsible for the operations of our prototype line and the development and integration of our design, materials and process technologies. Mr. Spindt has also served as our senior director of technology development, director of physics and characterization, manager of physics and materials engineer. Mr. Spindt has invented many of our key technologies. Mr. Spindt received a B.S. in physics from the University of California, Berkeley and a Ph.D. in applied physics from Stanford University.

Harry A. Marshall has served as our Chairman of the board of directors since June 1993. From April 1995 to February 1999, Mr. Marshall served as our President and Chief Executive Officer. From 1983 until 1993, Mr. Marshall was a general partner with J.H. Whitney & Co., a venture capital and alternative asset manager company where he was instrumental in the startup and initial product development of a number of companies in the semiconductor, software and other information sciences areas. Mr. Marshall received a B.S. in electrical engineering from the University of Florida and an M.B.A. from Stanford University.

Thomas R. Baruch has served as a member of our board of directors since February 1994. Mr. Baruch has been a general partner of CMEA Ventures, a venture capital firm, since September 1988. Mr. Baruch was a special partner of New Enterprise Associates, a venture capital firm, from 1990 to 1996. Mr. Baruch serves on the board of directors of Netro Corporation, a telecommunications company, Physiometrix, Inc., a medical products company, Symyx Technologies, Inc., a technology research company, Aclara Biosciences, Inc., a life science company, AeroGen, Inc., a drug delivery company and a number of private companies. Mr. Baruch received a B.S. in metallurgical engineering from the Rensselaer Polytechnic Institute and a J.D. from Capital University.

Carl E. Berg has served as a member of our board of directors since April 1999. Mr. Berg is a founder of West Coast Venture Capital Limited, a venture capital firm established in 1998, the general partner of

Berg & Berg Enterprises, Inc., a real estate development company from 1968 to 1997, which was subsequently merged into Mission West Properties and Systems Industries, a Silicon Valley industrial developer, and a private investor. Mr. Berg currently serves on the board of directors of Valence Technology, Integrated Device Technology, Videonics, Mission West Properties, Systems Integrated Research and a number of private companies. Mr. Berg received a B.A. in corporate finance from the University of New Mexico.

Tei Iki has served as a member of our board of directors since July 1999. Mr. Iki has been a senior advisor of engineering manufacturing for Sony Electronics, Inc., a consumer electronics company, since January 2000. From 1989 until January 2000, Mr. Iki was a senior vice president of Sony Display Systems, a display development company, where his responsibilities included advanced engineering of future display products. Mr. Iki received a B.A. in chemistry and physics from the University of California, Berkeley.

Robert J. Pressley has served as a member of our board of directors since January 1991. Mr. Pressley was a founder of Candescent and served as our President and Chief Executive Officer from 1991 to 1994 and our Chief Financial Officer from 1991 to 1995. Since March 2000, Mr. Pressley has been chief executive officer of Light Engineering Corporation, an electrical motor development company. From 1979 until 1990, Mr. Pressley was president of XMR, a laser research and development company that he helped found. Prior to founding XMR, Mr. Pressley founded Laserscope, a surgical systems company, where he currently serves as a board member. Mr. Pressley received a B.S. in physics from Michigan State University and a Ph.D. in physics from Princeton University.

There are no family relationships between any of our directors or executive officers.

BOARD OF DIRECTORS

Our board of directors is currently composed of six members. Each director serves until the next annual meeting of shareholders or until his successor is duly elected and qualified.

BOARD COMMITTEES

Our board of directors has a compensation committee and an audit committee.

Our compensation committee is responsible for determining salaries, incentives and other forms of compensation for our directors and executive officers and for administering various incentive compensation and benefit plans. Mr. Baruch and Mr. Pressley are currently the members of the compensation committee. Mr. White, our chief executive officer, participates in decisions about salaries and incentive compensation for non-executive employees and consultants.

The primary function of the audit committee is to assist the board of directors in fulfilling its oversight responsibilities regarding finance, accounting, tax and legal compliance. The audit committee's primary duties and responsibilities are to:

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ensure that management has maintained the reliability and integrity of the accounting policies, financial reporting and disclosure practices, and the adequacy of internal controls;

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ensure that management has established and maintained processes to assure that we are in compliance with all applicable laws, regulations and ethical programs established by management and the board of directors;

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oversee the completion of an annual audit by our independent accountants and ensure that appropriate documentation and discussion regarding the independence of our accountants is completed; and

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ensure that free and open communication is maintained between the committee, non-committee directors, management and the independent accountants.

Our audit committee currently consists of Mr. Iki and Mr. Pressley. We plan to appoint a third member to the audit committee as required by Nasdaq rules.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our compensation committee has been an officer or employee of Candescent during the past five years. No interlocking relationship exists, or has existed in the past, between the board of directors or compensation committee and the board of directors or compensation committee of any other company.

BOARD COMPENSATION

Our directors do not receive cash compensation for their services, but are reimbursed for their reasonable and necessary out-of-pocket expenses for attending board and board committee meetings. Each director who is not also an officer or employee of Candescent, and has not served as an officer or employee of Candescent within the past four years and who was not appointed to the board as part of a negotiated strategic partnership agreement, is granted an option to purchase 30,000 shares of our common stock under our 1991 stock option plan upon becoming a director, and an additional 7,500 shares of our common stock on the date of the first meeting of the board of directors of each following calendar year, provided that the director has served on the board of directors for at least the preceding six months. Each option has an exercise price equal to the fair market value of our common stock on the date of grant, will become exercisable 48 months after the date of grant and will have a maximum term of ten years. Upon termination as a director, each director will have 30 days in which to exercise any options which are vested upon the date of termination as a director.

EXECUTIVE COMPENSATION

The table below provides summary information concerning compensation earned by or paid to our president and chief executive officer, vice president of finance and administration and chief financial officer, our senior vice president of pilot manufacturing development, and our vice president of technology development operations and chief technologist. These individuals are our four most highly compensated executive officers, each of whose total annual salary and bonus exceeded $100,000 for services provided in all capacities to us during 2000. These individuals are referred to as the named executive officers. Other than the salary and bonus described below, we did not pay any named executive officer any fringe benefits, perquisites or other compensation in excess of 10% of that executive officer's salary and bonus during 2000.

Executive compensation table—Year ended December 31, 2000

				Long-term compensation
	Annual compensation			Securities underlying options (#)
Name and principal position	Salary($)		Bonus($)

David L. White	$275,000		(4)	325,000
President and Chief Executive Officer
Clyde R. Hosein	180,201	(1)	(4)	125,000
Vice President of Finance and Administration and Chief Financial Officer
Choon-Rae Lee	176,846	(2)	(4)	—
Senior Vice President of Pilot Manufacturing
Chris Spindt	202,260	(3)	(4)	230,000
Vice President of Technology Development Operations and Chief Technologist

(1)
A full-recourse loan, bearing interest at a rate of 6.49% per year, in the principal amount of $180,200 was made to Clyde R. Hosein in July 2000, as part of an employee retention program.

(2)
A full-recourse loan, bearing interest at a rate of 6.49% per year, in the principal amount of $100,000 was made to Choon-Rae Lee in July 2000, as part of an employee retention program.

(3)
A full-recourse loan, bearing interest at a rate of 6.49% per year, in the principal amount of $379,750 was made to Chris Spindt in July 2000, as part of an employee retention program.

(4)
It is anticipated that our named executive officers will be paid a bonus for fiscal 2000 in February 2001.

Options granted in year ended December 31, 2000
The following table sets forth information regarding options granted to our named executive officers during the year ended December 31, 2000. We granted a total of 3,588,400 options to employees in the year ended December 31, 2000. We did not grant any stock appreciation rights during the year ended December 31, 2000. Options were granted at an exercise price equal to the fair market value of our common stock on the date of the grant. In determining the fair market value of our common stock, the board of directors considered various factors, including our financial condition and business prospects, operating results, the absence of a market for the common stock, and risks normally associated with investments in companies engaged in similar businesses.

		Percentage of options granted to employees in year ended December 31, 2000
					Potential realizable value at assumed annual rates of stock price appreciation for option term
	Number of shares of common stock underlying options granted
			Exercise price ($/Share)
				Expiration date
Name					5%($)	10%($)

David L. White	125,000	3.5%	$5.00	04/19/10
	200,000	5.6%	$5.50	05/22/10
Clyde R. Hosein	25,000	0.7%	$5.00	04/19/10
	100,000	2.8%	$5.50	05/22/10
Chris Spindt	30,000	0.8%	$5.00	04/19/10
	200,000	5.6%	$5.50	05/22/10

Aggregate option exercises in the year ended December 31, 2000
The following table sets forth the number and value of unexercised options held by our named executive officers at December 31, 2000. There was no public trading market for our common stock as of December 31, 2000. Therefore, the value of unexercised options has been calculated by subtracting the exercise price from the fair market value of our common stock on December 31, 2000, using an assumed initial public offering price of $      per share as the fair market value, multiplied by the number of shares underlying the option. None of our named executive officers exercised options in the year ended December 31, 2000.

	Number of shares of common stock underlying unexercised options at December 31, 2000		Value of unexercised in-the-money options at December 31, 2000
Name	Exercisable(#)	Unexercisable(#)	Exercisable($)	Unexercisable($)

David L. White	385,414	1,339,586
Clyde R. Hosein	125,311	289,689
Choon-Rae Lee	84,375	215,625
Chris Spindt	215,561	573,439

EMPLOYEE BENEFIT PLANS

1991 Stock Option Plan
Our 1991 stock option plan provides for the grant of incentive stock options as defined in Section 422 of the Internal Revenue Code to employees, and the grant of nonstatutory stock options to employees, non-employee directors and consultants. A non-employee director is a director who:

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is not an officer or employed by us;

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does not receive compensation from us in any capacity other than as a director, except for an amount that does not exceed $60,000; and

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does not have an interest in any transaction with us and has not engaged in a related party transaction.

An incentive stock option means an option granted to an employee if:

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the option is granted under a plan approved by our shareholders within 12 months before or after the adoption of the plan;

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the option is granted within ten years from the earlier of the date the plan was adopted or the date the plan was approved by the shareholders;

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the option is not exercisable after ten years from the date of grant;

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the option price is at least 100% of the fair market value of the underlying stock on the date of grant; and

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the option holder, at the time the option is granted, does not own stock equal to 10% or more of the total combined voting power of all classes of stock of Candescent.

As of December 31, 2000, a total of 12,082,783 shares of common stock had been reserved for issuance under our 1991 stock option plan, although this number will automatically increase with time due to the evergreen replenishment program established for the plan. Under the evergreen replenishment program, on the first day of each fiscal year until the 1991 stock option plan expires, the number of shares available for issuance under the 1991 stock option plan will increase by the lesser of:

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5,000,000 shares; or

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3% of the fully diluted shares of our capital stock outstanding.

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Administration
Our compensation committee administers our 1991 stock option plan. Our compensation committee consists of two directors, each of whom is a "non-employee director" as defined in Rule 16b-3. The board of directors may amend our 1991 stock option plan without further action by our shareholders, except as required by applicable law. Our 1991 stock option plan will continue in effect until April 23, 2009.

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Effect of Merger
In the event of a merger of Candescent with or into another corporation, the plan provides that the outstanding options are to be assumed or substituted by any successor corporation. If the successor corporation does not agree to assume or substitute the outstanding options, the board of directors is to provide the optionholders with the right to exercise the outstanding options prior to the completion of the merger, including options which are not otherwise exercisable.

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Exercise Price
The exercise price of incentive stock options under the 1991 stock option plan must be at least 100% of the fair market value of our common stock on the date of grant. The exercise price of nonstatutory options must be at least 85% of the fair market value of our common stock on the date of grant.

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Vesting and Term
Options granted under the 1991 stock option plan generally vest on a cumulative monthly basis over four years. Incentive stock options may have an exercise term of no more than ten years.

At December 31, 2000, 492,996 shares of common stock had been issued upon the exercise of options granted under the 1991 stock option plan, and 2,956,682 shares were available for future grant.

1998 Long Term Retention Stock Option Plan
In July 1998, we instituted the 1998 long term retention stock option plan, with the purpose of attracting and retaining personnel. Authorized but unissued shares of our series B, C, D, and F preferred stock are available for the grant of options under the long term plan. Options granted under the long term plan are nonstatutory stock options. Options may be granted to employees with a job classification of senior director or higher, exercisable at no less than 100% of the fair market value of the preferred stock on the date of grant, as determined by the board of directors. As of December 31, 2000, options to purchase a total of 1,578,124 shares of series B, C, D and F preferred stock were outstanding.

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Vesting
The board of directors determines vesting and exercise provisions. Options granted under the long term plan generally become exercisable over a two-year period, commencing 25 months after the date of grant. The normal vesting schedule may be accelerated once our common stock trades on an established national securities market with a stated minimum closing price for 30 consecutive trading days. Options may have an exercise term of no more than ten years from the date of grant.

At December 31, 2000, no shares of preferred stock had been issued upon exercise of options under the long term plan, and 2,316,016 shares were available for future grant. Upon the closing of this offering, all options to purchase our preferred stock will convert into options to purchase our common stock.

1991 Employee Stock Purchase Plan
As of December 31, 2000, a total of 5,268,839 shares of common stock had been authorized for issuance under our 1991 employee stock purchase plan, all of which have been sold and issued, and 1,818 shares were subject to repurchase rights under the purchase plan. The purchase plan is not intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended.

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Administration
The purchase plan is administered by the board of directors or by a committee appointed by the board of directors. Sales are made through restricted stock purchase agreements containing provisions established by the board of directors.

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Right of Repurchase and Vesting
Upon termination of employment, we have a right to repurchase the former employee's shares at the original sale price. This right expires at the rate of 25% after one year from date of purchase and 2.0833% per month thereafter.

401(k) Plan
We have established a tax-qualified employee savings and retirement plan for which all of our employees are eligible. Under our 401(k) plan, employees may elect to reduce their current compensation and have this amount contributed to the 401(k) plan. We may make matching contributions as a percentage of employee contributions. In the year ended December 31, 2000, we made matching contributions amounting to 25% of the dollars contributed, up to a maximum of $500 per employee, for a total of $170,000. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made.

Change of Control Agreements
On October 22, 1997 and December 12, 2000, we entered into change of control severance agreements that provide for payments to be made to eight key members of our management, including all of our named executive officers. The change of control agreements provide for specified severance benefits in the event that, within 18 months following a change of control of Candescent, a covered employee's employment is involuntarily terminated by us other than for cause, as defined in the agreement, is voluntarily terminated for good reason, as defined in the agreement, or is terminated due to the employee's death or "permanent and total disability," as defined under Section 22(e)(3) of the Internal Revenue Code of 1986, as amended, or its successor provision.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our articles of incorporation limit the liability of directors for monetary damages to the fullest extent permitted by California law. Further, our articles authorize us to provide indemnification to our agents, including our officers and directors. Our bylaws provide for indemnification of our corporate agents to the maximum extent permitted by California law. We have entered into agreements with our executive officers and directors that provide for indemnification to the fullest extent permitted by California law.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Related party transactions

Since January 1, 1998, we have not been a party to any transaction or series of transactions in which the amount involved exceeded or exceeds $60,000, and in which any director, executive officer, holder of more than 5% of any class of our voting securities or any member of the immediate family of any of these persons had or will have a material interest, other than the transactions described below.

BUSINESS RELATIONSHIPS

On March 5, 1999, we entered into a consulting agreement with Harry A. Marshall, then chairman of the board of directors. Under this agreement, Mr. Marshall will provide services to us for a period of two years, and we are obligated to pay him an aggregate amount of $250,000 in consulting fees. We paid Mr. Marshall consulting fees of approximately $209,000 in 1999 and $149,000 in 2000.

In April 1999, we entered into a lease with Berg & Berg Enterprises, Inc., Mission West Properties, L.P., and B, B & K, a California general partnership, industrial developers affiliated with one of our directors, for approximately 311,000 square feet of office, research and development, manufacturing and warehouse space to be built on approximately 24 acres in San Jose, California. The lease, which is for both the land and the facility, expires in March 2005, with an option to extend the lease for a period of up to 30 years, in successive periods of five or ten years. We began making monthly payments under this lease in the first quarter of 2000 and have paid a total of $2.7 million in lease payments as of December 31, 2000. The lease agreement requires that the lessor reimburse us up to a maximum of $12.4 million for leasehold improvements, of which $5.0 million had been received as of December 31, 2000. As of December 31, 2000 our aggregate obligation under the lease for both the land and the facility was approximately $64.8 million. Our aggregate obligation under this lease is expected to increase with additional reimbursements by the lessor for leasehold improvements.

In June 1996, we entered into a sublease for the facility used for our corporate headquarters. The primary lessor of this facility is affiliated with one of our directors who is also one of our large shareholders. An aggregate of $1.7 million in lease payments was paid over the sublease term. We paid a total of $408,000 in lease payments during 2000. This lease expired on January 11, 2001. We are currently negotiating with the affiliated party for a new lease of this facility.

INDEBTEDNESS OF MANAGEMENT

On April 18, 2000, we made a loan to Choon-Rae Lee, our Senior Vice President of Research and Development Operations, in the principal amount of $100,000 and bearing interest at 7.625% per year. The loan was evidenced by a full recourse promissory note which was to mature upon the earlier of termination of employment, refinancing of Mr. Lee's home or April 18, 2003. In July 2000, this loan was repaid in full.

In September 1995, we sold Mr. Marshall series D preferred stock in consideration for a full recourse promissory note in the principal amount of $500,000. The note bore interest at 6.36% per year and had a maturity date of September 28, 1999. In March 1999, in connection with entering into a consulting agreement with Mr. Marshall, as described above, we repurchased the shares of series D preferred stock for the outstanding principal amount and accrued interest on the note.

In July 2000, we made loans of an aggregate amount of $659,950 to three named executive officers. These full-recourse loans were made as part of an employee retention program, bear interest at a rate of 6.49% per year, and principal and interest are generally due upon the earlier of voluntary termination of employment or January 1, 2003. The three officers and their loan amounts are:

Borrower	Principal amount	Loan date

Clyde R. Hosein	$180,200	7/14/00
Choon-Rae Lee	$100,000	7/11/00
Chris Spindt	$379,750	7/11/00

We believe that the terms of each of the foregoing transactions, other than compensation, stock options and benefit arrangements, were no less favorable to us than would have been obtained from unaffiliated parties. All future transactions, other than compensation, stock options under our stock option plans and other benefits available to employees generally, including any loans from us to our officers, directors, principal shareholders or affiliates, will be approved by a majority of our board of directors, including a majority of our independent and disinterested members of our board of directors. If required by law, future transactions will be approved by a majority of the disinterested shareholders. These future transactions will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

Principal shareholders

The table below provides information about the beneficial ownership of our common stock as of December 31, 2000, by:

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each of our named executive officers;

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each of our directors;

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each person or entity known to us to own beneficially more than 5% of our common stock; and

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all executive officers and directors as a group.

The following table assumes no exercise of the underwriters' over-allotment option. Applicable percentage ownership is based on 46,741,687 shares of common stock outstanding as of December 31, 2000, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering and             shares outstanding immediately after completion of this offering.

Beneficial ownership is determined based on the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2000 are counted as outstanding. These shares, however, are not counted as outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and as affected by the applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite that shareholder's name.

Unless otherwise indicated, the address for the following shareholders is c/o Candescent Technologies Corporation, 6320 San Ignacio Avenue, San Jose, California 95119.

		Percentage of shares beneficially owned
	Number of shares beneficially owned
Name of beneficial owner		Before offering	After offering

Executive officers and directors:
David L. White (1)	891,663	1.9%
Choon-Rae Lee (2)	96,874	*
Clyde R. Hosein (3)	177,602	*
Chris Spindt (4)	417,936	*
Harry A. Marshall (5)	2,333,869	4.9
Thomas R. Baruch (6)	687,065	1.5
Carl E. Berg (7)	2,720,428	5.8
Tei Iki (8)	8,750	*
Robert J. Pressley	532,500	1.1
Other—5% shareholders:
Hewlett-Packard Company	6,274,810	13.4
3000 Hanover Street, Palo Alto, CA 94304
Entities affiliated with West Coast Venture Capital Limited (7)	2,720,428	5.8
10050 Bandley Drive, Cupertino, CA 95014
Sony Electronics, Inc.	2,520,834	5.4
One Sony Drive, Parkridge, NJ 07656-8003 (9)
All executive officers and directors as a group (9 persons) (10)	7,866,687	16.2

*
Less than 1%.

(1)
Includes options to purchase 516,663 shares of common and preferred stock which are exercisable within 60 days of December 31, 2000.

(2)
Includes options to purchase 96,874 shares of common stock which are exercisable within 60 days of December 31, 2000.

(3)
Includes options to purchase 167,602 shares of common and preferred stock which are exercisable within 60 days of December 31, 2000.

(4)
Includes options to purchase 294,936 shares of common and preferred stock which are exercisable within 60 days of December 31, 2000.

(5)
Includes options to purchase 786,455 shares of common and preferred stock which are exercisable within 60 days of December 31, 2000.

(6)
Includes options to purchase 58,750 shares of common stock which are exercisable within 60 days of December 31, 2000 and 628,315 shares held by entities associated with CMEA, in which Thomas R. Baruch is a partner and may be deemed a beneficial owner.

(7)
Includes options to purchase 8,750 shares of common stock which are exercisable within 60 days of December 31, 2000 held by Carl E. Berg and a total of 2,711,678 shares held by entities associated with West Coast Ventures in the following amounts:

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1,176,712 shares in the name of West Coast Venture Capital Limited;

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1,034,966 shares in the name of Baccarat Development Partnership; and

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500,000 shares in the name of Berg & Berg Enterprises, Inc.

  Carl E. Berg is a principal of each of these entities and may be deemed a beneficial owner of these shares.

(8)
Includes options to purchase 8,750 shares of common stock which are exercisable within 60 days of December 31, 2000.

(9)
Includes shares issuable upon the exercise of a warrant to purchase 229,167 shares of preferred stock which will be issued upon the closing of this offering.

(10)
Includes options to purchase 1,938,780 shares of common and preferred stock which are exercisable within 60 days of December 31, 2000.

Description of capital stock

The following information describes our common stock and preferred stock.

Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value.

COMMON STOCK

As of December 31, 2000, there were 7,053,819 shares of common stock outstanding, held of record by approximately 295 shareholders, or             shares, held of record by  shareholders, assuming the conversion of all outstanding preferred stock upon the closing of this offering. Options to purchase an aggregate of 8,633,105 shares of common stock and warrants to purchase an aggregate of 676,697 shares of common stock were also outstanding as of December 31, 2000. Upon the closing of this offering at an assumed offering price of $    per share, our outstanding convertible debentures will be convertible into         shares of common stock. After giving effect to the sale of the shares offered hereby, there will be             shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option, no exercises of outstanding options under our 1991 stock option plan or warrants after December 31, 2000 and no conversion of our outstanding convertible debentures.

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Voting Rights
The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

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Dividends
Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose.

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Preemptive and conversion rights
The common stock has no preemptive or conversion rights or other subscription rights.

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Liquidation, dissolution or winding up
Upon liquidation, dissolution or winding up of Candescent, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock.

PREFERRED STOCK

Upon the closing of this offering, all of our outstanding preferred stock will automatically convert into common stock. However, our board of directors has the authority, without action by our shareholders, to designate and issue additional preferred stock in one or more series after the closing of this offering. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, a future series of preferred stock might:

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restrict the payment of dividends on the common stock;

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dilute the voting power of the common stock;

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impair the liquidation rights of the common stock; and

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delay or prevent a change in control of Candescent without further action by the shareholders.

We have no present plans to issue any additional shares of preferred stock.

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Options
As of December 31, 2000, there were options to purchase an aggregate of 1,578,124 shares of preferred stock. Upon the closing of this offering, these preferred stock options will become exercisable for 1,578,124 shares of our common stock.

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Warrants
As of December 31, 2000, there were outstanding warrants to purchase 100,000 shares of series C preferred stock, 117,143 shares of series D preferred stock, and 93,146 shares of series F preferred stock. If not exercised, these warrants expire upon the closing of this offering. In addition, we may be obligated to issue to Sony warrants to purchase an aggregate of 458,334 shares of our series G preferred stock. These warrants will not be issued before the closing of this offering and, upon issuance, will be exercisable to purchase 458,334 shares of common stock.

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Registration Rights
Upon completion of this offering, the holders of             shares of common stock issuable upon conversion of the series A, B, C, D, E, F and G preferred stock have the right to cause us to register these shares under the Securities Act, as follows:

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Demand Registration Rights
At any time on or after six months following the effective date of this offering, the holders of at least 40% of the common stock issued upon conversion of the series A, B, C, D, E, F and G preferred stock may request us to register all or part of their registrable shares having a reasonably anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $7.5 million. We are obligated to effect only one demand registration.

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Piggyback Registration Rights
The holders of the common stock issued upon conversion of the series A, B, C, D, E, F and G preferred stock can request to have their shares registered any time we file a registration statement to register any of our securities for our own account or for the account of others, other than registrations of employee benefit plans or business combinations subject to Rule 145 under the Securities Act.

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Form S-3 Registration Rights
Holders of common stock issuable upon conversion of the series A, B, C, D, E, F and G preferred stock may request us to register their shares if we are eligible to use Form S-3 and if the gross offering price of the shares to be so registered in each registration exceeds $500,000. We are not obligated to effect more than one registration on Form S-3 during any 12-month period, and not more than a total of two registrations under these rights.

If we register these shares of common stock, the holders will be able to trade these shares without restriction under the Securities Act. Candescent will pay all registration expenses, other than selling expenses and underwriting discounts and commissions, if any. The registration rights terminate five years after completion of this offering.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

We estimate that following the closing of this offering, we will have approximately             shares of authorized but unissued common stock, including an aggregate of              shares reserved for issuance upon the exercise of options under our 1991 stock option plan, an aggregate of         shares reserved for issuance upon exercise of outstanding warrants, and an aggregate of         shares reserved for issuance upon conversion of our convertible debentures. We will also have 10,000,000 shares of authorized preferred stock, none of which will be issued and outstanding. If the underwriters over-allotment option is exercised in full, we will have approximately             shares of authorized but unissued common stock. California law does not require shareholder approval for the issuance of authorized shares. However, the listing requirements of the Nasdaq National Market, which apply so long as the common stock remains included in that inter-dealer quotation system, require prior shareholder approval of specified issuances, including issuances of shares bearing voting power equal to or exceeding 20% of the pre-issuance outstanding voting power or pre-issuance outstanding number of shares of common stock. These additional shares could be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. We currently do not have any plans to issue additional shares of common stock or preferred stock, other than in connection with employee compensation plans. One of the effects of the existence of issued and unreserved common stock and preferred stock may be to enable the board of directors to issue shares to persons who may agree or be inclined to vote in concert with current management on issues put to consideration of shareholders, which issuances could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and protect the continuity of our management and possibly deprive the shareholders of the opportunity to sell their shares of common stock at prices higher than prevailing market prices.

POTENTIAL ANTI-TAKEOVER EFFECT OF PROVISIONS OF CALIFORNIA LAW

Section 1203 of the California General Corporation Law includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Candescent. First, if an "interested person" makes an offer to purchase the shares of some or all of our shareholders, the shareholders must be given an affirmative opinion in writing as to the fairness of the offering price prior to the completion of the transaction. California law considers a person to be an "interested person" if the person directly or indirectly controls Candescent, if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our executive officers or directors holds a material financial interest. If after receiving an offer from an "interested person" we receive a subsequent offer from a neutral third party, then we must notify our shareholders of this offer and afford each of them the opportunity to withdraw their consent to the "interested person" offer.

Section 1203 and other provisions of California law could make it more difficult for a third party to acquire a majority of our outstanding voting stock by discouraging a hostile bid, or delaying, preventing or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares. These provisions may also affect a proxy contest for control of Candescent or other changes in our management.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is             .

NASDAQ NATIONAL MARKET LISTING

We have applied to have our common stock quoted on the Nasdaq National Market under the symbol CNDE.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price. As described below, only a limited number of shares will be available for sale shortly after the closing of this offering due to contractual and legal restrictions on resale.

Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the market price of our common stock to decline.

When this offering is completed, we will have a total of             shares of common stock outstanding, or             if the underwriters' over-allotment option is exercised in full, assuming that there are no exercises of outstanding options or warrants and no conversions of our outstanding convertible debentures. The             shares sold in this offering will be freely tradable in the public market unless they are purchased by a person that directly or indirectly controls, is controlled by or in under common control with us. These persons are considered to be affiliates of ours under Rule 144 of the Securities Act. An additional             shares are restricted, which means they were originally sold in offerings that were not registered under a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, including Rule 144. Subject to the lock-up agreements described below and the provisions of Rule 144 and Rule 701, these restricted securities will be available for sale in the public market as follows:

Date	Number of shares

At the effective date
On June 30, 2001
days after the effective date
From time to time after days after the effective date

The      shares of common stock issuable upon the conversion of our convertible debentures issued in April 1998 will be freely tradable in the public market upon the closing of this offering.

LOCK-UP AGREEMENTS

The holders of             shares of common stock, including common stock issuable upon the conversion of our preferred stock upon the closing of this offering, have agreed to a   -day lock-up of these shares. This generally means that they cannot sell these shares during the    days following the date of this prospectus without the written consent of UBS Warburg LLC and SG Cowen. After the   -day lock-up period, these shares may be sold under Rule 144. UBS Warburg LLC and SG Cowen, however, may in their sole discretion release some or all of these shares prior to the expiration of the lock-up period. Immediately after the    -day lock-up period,             shares will become available for sale, but sales of some of these shares may be restricted by volume limitations.

RULE 144

In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:

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1% of the outstanding shares of our common stock then outstanding, which will equal approximately              shares upon the closing of this offering; or

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the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under Rule 144 and subject to volume limitations,             of the restricted shares will be eligible for sale beginning    days after the date of the final prospectus and the remaining restricted shares will become salable at various times after    days after the date of the final prospectus.

Rule 144(k)
Under Rule 144(k), a person who is not an affiliate of ours at any time during the 90 days before a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell those shares under Rule 144(k) following this offering, without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701 and Options
Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions of Rule 144. Any employee, officer or director or consultant who purchased shares under a written compensatory plan or contract may rely on the resale provisions of Rule 701. Under Rule 701:

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affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144;

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non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144; and

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Rule 701 shares must be held at least 90 days after the date of this prospectus before they may be resold.

However, all shares issued by us under Rule 701 are subject to lock-up provisions and will only become eligible for sale    days after the date of this prospectus.

After this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our 1991 stock option plan, our 1998 long term retention stock option plan and our 1991 employee stock purchase plan. Based on the number of shares that can be issued upon the exercise of outstanding options at December 31, 2000, and currently reserved for issuance under these plans, this registration statement would cover approximately              shares.

This registration statement will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements, although sales of shares held by our affiliates will be limited by Rule 144 volume limitations.

Underwriting

We and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, SG Cowen Securities Corporation and A.G. Edwards & Sons, Inc. are the representatives of the underwriters.

Underwriter	Number of shares

UBS Warburg LLC
SG Cowen Securities Corporation
A.G. Edwards & Sons, Inc.

Total

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an additional             shares at the initial public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional             shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $             .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

Candescent and each of our directors and officers, and holders of             shares of our capital stock, have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date    days after the date of this prospectus, without the prior written consent of UBS Warburg LLC and SG Cowen Securities Corporation.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the lead managers of this offering and may also be made available on web sites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

DIRECTED SHARES PROGRAM

The underwriters have reserved      shares of our common stock being offered by this prospectus for sale to our customers and business partners at the initial public offering price. At the discretion of our management, other parties, including our employees, may participate in the directed shares program. The number of shares available for sale to the general public in this offering will be reduced to the extent that these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

PRICING OF THE OFFERING

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated by us and the representatives. The principal factors considered in determining the initial public offering price included:

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the information set forth in this prospectus and otherwise available to the representatives;

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the history and the prospects for the industry in which we compete;

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the ability of our management;

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our prospects for future earnings, the present state of our development and our current financial position;

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the general condition of the securities markets at the time of this offering; and

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recent market prices of, and demand for, publicly-traded common stock of comparable companies.

Legal matters

Selected legal matters relating to the validity of the common stock we are offering by this prospectus are being passed upon for us by Wilson Sonsini Goodrich & Rosati, Palo Alto, California and for the underwriters by Pillsbury Winthrop LLP, Palo Alto, California. As of the date of this prospectus, attorneys and investment partnerships associated with Wilson Sonsini Goodrich & Rosati beneficially owned an aggregate of 31,079 shares of our common stock.

Experts

The financial statements as of December 31, 1998, 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Change in accountants

On October 17, 2000, we dismissed Ernst & Young LLP as our independent accountants. Our board of directors participated in and approved the decision to change independent accountants.

The reports of Ernst & Young LLP on the consolidated financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In addition, in connection with its audits for the two most recent fiscal years and through October 17, 2000, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused them to make reference thereto in their report on the consolidated financial statements for those years. During the two most recent fiscal years and through October 17, 2000, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

We have requested that Ernst & Young LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter, dated February 6, 2001 has been filed as an exhibit to the registration statement of which this prospectus is a part.

We engaged PricewaterhouseCoopers LLP as our new independent accountants as of October 17, 2000. During the two most recent fiscal years and through October 17, 2000, we did not consult with PricewaterhouseCoopers LLP regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided to us that PricewaterhouseCoopers LLP concluded was an important factor considered by us in reaching a decision as to an accounting, auditing, or financial reporting issue; or (2) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K. The financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by PricewaterhouseCoopers LLP.

Where you can find more information

We filed a registration statement on Form S-1 under the Securities Act with the SEC to register the shares of our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should refer to the registration statement and the exhibits to the registration statement for more information about us and our common stock. Our statements in this prospectus concerning the contents of any document are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement. Each statement about those documents is qualified in its entirety by this reference.

On March 31, 2001, we will become subject to the reporting requirements of the Securities Exchange Act of 1934. To be in compliance with the Exchange Act, we will be required to file reports and other information with the SEC. The registration statement and exhibits, as well as those reports and other information when we file them, may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

We will furnish to our shareholders annual reports and unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited financial statements prepared under accounting principles generally accepted in the United States of America. The financial statements included in those annual reports will be audited and reported upon, with an opinion expressed, by our independent accountants.

Candescent Technologies Corporation

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders
Candescent Technologies Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and net capital deficiency and of cash flows present fairly, in all material respects, the financial position of Candescent Technologies Corporation and its subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The Company has sustained losses since inception and expects to continue to incur losses for the foreseeable future. As discussed in Note 4 to the financial statements, in the event a Complying Equity Offering is not completed by May 1, 2001, the Company is required to make an offer to purchase the outstanding $210.3 million Senior Subordinated Convertible Debentures ("Debentures") at a 29.15% ($61.3 million) premium payable by May 22, 2001. The Company will require additional financing to support its operations during fiscal 2001 in the event the Company is required to purchase the outstanding Debentures.

The accompanying consolidated financial statements for the years ended December 31, 1998 and 1999, originally audited by other independent accountants, have been restated with respect to the accounting for the accretion of the senior subordinated convertible debentures repurchase premium, as more fully described in Note 12.

PricewaterhouseCoopers LLP

San Jose, California

December 14, 2000, except for
Note 13, which is as of
January 4, 2001

Candescent Technologies Corporation

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31, 1998*	December 31, 1999*	September 30, 2000	Pro forma net capital deficiency at September 30, 2000

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,860	$18,638	$14,324
Short-term investments	93,879	15,463	27,077
Prepaid expenses and other current assets	1,243	1,420	1,826

Total current assets	113,982	35,521	43,227
Property, equipment, and leasehold improvements, net	43,989	64,667	63,067
Restricted cash and other assets	11,840	8,601	10,391

Total assets	$169,811	$108,789	$116,685

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND NET CAPITAL DEFICIENCY
Current liabilities:
Accounts payable	$18,331	$4,914	$5,450
Accrued liabilities	6,074	6,588	12,161
Advances from partner	5,537	6,271	909
Current portion of capital lease obligations	3,633	5,073	4,180
Current portion of notes payable	1,307	1,790	2,529
Senior Subordinated Convertible Debentures	—	—	240,758

Total current liabilities	34,882	24,636	265,987
Capital lease obligations, less current portion	5,768	15,529	12,843
Notes payable	4,036	5,631	5,328
Senior Subordinated Convertible Debentures	133,025	144,532	—

Total liabilities	177,711	190,328	284,158
Commitments and contingencies (Notes 4 and 5)
Redeemable convertible preferred stock	142,531	142,051	142,051

Net capital deficiency:
Common stock, no par value:
Authorized shares—75,000,000 at December 31, 1998 and 1999 and September 30, 2000 (unaudited) and 75,000,000 at September 30, 2000 on a pro forma basis (unaudited)
Issued and outstanding shares—6,644,087 at December 31, 1998, 6,777,345 at December 31, 1999, 6,936,058 at September 30, 2000 (unaudited) and 44,062,550 at September 30, 2000 on a pro forma basis (unaudited)	1,651	1,886	2,226	$144,277
Additional paid-in capital	10,191	10,407	16,884	16,884
Notes receivable from shareholders	(500)	—	—	—
Deferred stock-based compensation	(663)	—	(4,109)	(4,109)
Accumulated deficit	(161,137)	(235,810)	(324,540)	(324,540)
Accumulated other comprehensive income (loss)	27	(73)	15	15

Net capital deficiency	(150,431)	(223,590)	(309,524)	$(167,473)

Total liabilities, redeemable convertible preferred stock and net capital deficiency	$169,811	$108,789	$116,685

*
As restated. See Note 12 of Notes to Consolidated Financial Statements.

See accompanying notes.

Candescent Technologies Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year ended December 31,			Nine months ended September 30,
	1997	1998*	1999*	1999*	2000

				(unaudited)
Development contract revenue	$9,000	$5,202	$1,000	$1,000	$—
Operating expenses:
Research and development, net(1)	40,614	45,141	42,835	32,810	35,493
General and administrative(2)	7,548	9,196	10,377	7,167	8,275
Amortization of deferred stock compensation	7,247	1,237	663	565	1,363

Total operating expenses	55,409	55,574	53,875	40,542	45,131

Loss from operations	(46,409)	(50,372)	(52,875)	(39,542)	(45,131)
Interest income and other, net	1,358	5,798	2,805	2,211	2,564
Interest expense	(1,451)	(9,861)	(13,096)	(9,606)	(25,243)
Interest expense—accretion of repurchase premium		(8,025)	(11,507)	(8,540)	(20,920)

Net loss	$(46,502)	$(62,460)	$(74,673)	$(55,477)	$(88,730)

Net loss per share:
Basic and diluted	$(9.15)	$(10.63)	$(11.33)	$(8.49)	$(12.95)

Weighted average shares	5,082	5,875	6,588	6,537	6,850

Pro forma net loss per share:
Basic and diluted			$(1.71)		$(2.02)

Weighted average shares			43,715		43,976

(1)
Excludes $3,402, $979, $580, $492 (unaudited) and $1,003 (unaudited) in amortization of deferred stock compensation for the years ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 1999 and 2000, respectively.

(2)
Excludes $3,845, $258, $83, $73 (unaudited) and $360 (unaudited) in amortization of deferred stock compensation for the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000, respectively.

*
As restated. See Note 12 of Notes to Consolidated Financial Statements.

See accompanying notes.

Candescent Technologies Corporation

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND NET CAPITAL DEFICIENCY
(in thousands)

	Redeemable convertible preferred stock
			Common stock		Additional paid-in capital	Deferred stock-based compensation		Accumulated other comprehensive income/(loss)
							Shareholders' notes receivable		Accumulated deficit	Net capital deficiency
	Shares	$ Amount	Shares	$ Amount

Balance at December 31, 1996	29,605	$88,029	6,979	$1,479	$744	$—	$(1,808)	$—	$(52,175)	$(51,760)
Issuance of Series B preferred stock upon exercise of warrant	55	80	—	—	—	—	—		—
Issuance of Series D preferred stock, net of issuance costs	45	250	—	—	—	—	—		—
Issuance of Series F preferred stock, net of issuance costs	7,608	54,172	—	—	(360)	—	—		—	(360)
Issuance of common stock upon exercise of options and other, net	—	—	(112)	127	151	—	105		—	383
Stock-based compensation	—	—	—	—	9,147	(1,900)	1,203		—	8,450
Components of comprehensive loss:
Unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	18	—	18
Net loss	—	—	—	—	—	—	—		(46,502)	(46,502)

Comprehensive loss								18	(46,502)	(46,484)

Balance at December 31, 1997	37,313	142,531	6,867	1,606	9,682	(1,900)	(500)	18	(98,677)	(89,771)
Issuance of stock warrants	—	—	—	—	223	—	—		—	223
Issuance of common stock upon exercise of options and other, net	—	—	(223)	45	286	—	—		—	331
Stock-based compensation	—	—	—			1,237	—		—	1,237
Components of comprehensive loss:
Unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	9	—	9
Net loss	—	—	—	—	—	—	—		(62,460)	(62,460)

Comprehensive loss								9	(62,460)	(62,451)

Balance at December 31, 1998*	37,313	142,531	6,644	1,651	10,191	(663)	(500)	27	(161,137)	(150,431)

*
As restated. See Note 12 of Notes to Consolidated Financial Statements.

See accompanying notes.

Candescent Technologies Corporation

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND NET CAPITAL DEFICIENCY
(CONTINUED)
(in thousands)

	Redeemable convertible preferred stock
			Common stock		Additional paid-in capital	Deferred stock-based compensation		Accumulated other comprehensive income/(loss)
							Shareholders' notes receivable		Accumulated deficit	Net capital deficiency
	Shares	$ Amount	Shares	$ Amount

Balance at December 31, 1998*	37,313	$142,531	6,644	$1,651	$10,191	$(663)	$(500)	$27	$(161,137)	$(150,431)
Issuance of Series B preferred stock upon exercise of warrants	14	20	—	—	—	—	—	—	—
Repurchase of Series D preferred stock	(200)	(500)	—	—	—	—	500	—	—	500
Issuance of common stock upon exercise of options and other, net	—	—	108	194	—	—	—	—	—	194
Issuance of common stock to consultants	—	—	25	41	7	—	—	—	—	48
Issuance of common stock options and warrants to consultants	—	—	—		209	—	—	—	—	209
Stock-based compensation	—	—	—		—	663	—	—	—	663
Components of comprehensive loss:
Unrealized loss on available-for-sale-securities	—	—	—	—	—	—	—	(100)	—	(100)
Net loss	—	—	—	—	—	—	—	—	(74,673)	(74,673)

Comprehensive loss								(100)	(74,673)	(74,773)

Balance at December 31, 1999*	37,127	142,051	6,777	1,886	10,407	—	—	(73)	(235,810)	(223,590)
Issuance of common stock upon exercise of options (unaudited)	—	—	127	261	—	—	—	—	—	261
Issuance of common stock upon the exercise of warrants (unaudited)			32	79	—	—				79
Issuance of common stock options and warrants to consultants (unaudited)	—	—	—		1,005	—	—	—	—	1,005
Stock-based compensation (unaudited)		—	—		5,472	(4,109)	—	—	—	1,363
Components of comprehensive loss:
Unrealized loss on available-for-sale securities (unaudited)					—	—		88		88
Net loss (unaudited)					—	—			(88,730)	(88,730)

Comprehensive loss (unaudited)								88	(88,730)	(88,642)

Balance at September 30, 2000 (unaudited)	37,127	$142,051	6,936	$2,226	$16,884	$(4,109)	$—	$15	$(324,540)	$(309,524)

*
As restated. See Note 12 of Notes to Consolidated Financial Statements.

See accompanying notes.

Candescent Technologies Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,			Nine months ended September 30,
	1997	1998*	1999*	1999*	2000

				(Unaudited)
Operating activities
Net loss	$(46,502)	$(62,460)	$(74,673)	$(55,477)	$(88,730)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,189	8,241	11,082	7,402	18,973
Accretion of repurchase premium	—	8,025	11,507	8,540	20,920
Gain/loss on disposal of fixed assets	1,372	—	104	(35)	124
Stock-based compensation	7,247	1,237	663	565	1,363
Stock and warrants issued for services rendered	286	603	257	199	1,005
Other non-cash	1,203	—	—	—	250
Changes in assets and liabilities:
Prepaid expenses and other current assets	253	(353)	(177)	(531)	(428)
Other assets	—	(1,205)	(348)	144	(1,375)
Accounts payable	(1,067)	2,343	(13,417)	(14,073)	536
Accrued liabilities	475	8,777	1,247	2,228	211

Net cash used in operating activities	(30,544)	(34,792)	(63,755)	(51,038)	(47,151)

Investing activities
Purchases of property and equipment	937	(14,843)	(18,878)	(16,899)	(5,864)
Proceeds from sale of equipment	—	—	5,500	5,430	—
Purchases of short-term investments	—	(128,913)	(36,250)	(32,374)	(24,684)
Proceeds from sale of short-term investments	1,088	47,385	114,594	99,656	13,135
Change in restricted cash under lease line	(3,561)	10	654	715	(81)

Net cash provided by (used in) investing activities	(1,536)	(96,361)	65,620	56,528	(17,494)

Financing activities
Proceeds from issuance of convertible notes payable	—	—	—	—	—
Proceeds from issuance of notes payable	—	5,000	3,500	—	1,873
Principal payments under notes payable	(1,097)	(800)	(1,422)	(1,075)	(1,439)
Principal payments under capital lease obligations	(2,490)	(2,779)	(4,379)	(2,927)	(3,830)
Proceeds from issuance of stock, net	54,191	(49)	214	154	341
Proceeds from payments on shareholders' notes receivable	48	—	—	—	—
Proceeds from issuance of Senior Subordinated Convertible Debentures net	—	117,500	—	—	63,386

Net cash provided by (used in) financing activities	50,652	118,872	(2,087)	(3,848)	60,331

Net increase (decrease) in cash and cash equivalents	18,573	(12,281)	(222)	1,642	(4,314)
Cash and cash equivalents at beginning of period	12,568	31,141	18,860	18,860	18,638

Cash and cash equivalents at end of period	$31,141	$18,860	$18,638	$20,502	$14,324

Supplemental disclosure of cash flow information
Cash paid for interest	$1,367	$6,123	$9,807	$5,666	$8,121
Non-cash investing and financing activities
Issuance of common stock for notes receivable	$11	$—	$—	$—	$—
Acquisition of property for common stock	—	90	—	—	—
Acquisition of property under capital leases	2,699	3,215	5,000	—	—
Assets refinanced from operating to capital leases	—	—	10,580	—	—

*
As restated. See Note 12 of Notes to Consolidated Financial Statements.

See accompanying notes.

Candescent Technologies Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Candescent Technologies Corporation (the "Company") was incorporated in the state of California in April 1990 to develop, manufacture, and market technology for a thin, flat cathode ray tube (CRT) for commercial and military applications and commenced operations in January 1991.

The Company estimates that it will require more than $550.0 million (unaudited) in additional funding over the next year in order to reach pilot production and complete the development and commercialization of its technology. In addition, the Company will require at least an additional $250.0 million (unaudited) in additional funding (over and above the $550.0 million (unaudited) needed to reach pilot production and to complete development and commercialization of its technology) to reach volume production. These amounts of estimated required funding are before consideration of the possible repurchase of our senior subordinated convertible debentures (See Note 4). The Company expects to raise additional working capital primarily from the following sources: (i) development cost-sharing recoveries from partners, (ii) equipment leasing and other secured debt financing, (iii) sales of equity or debt securities in the private and public markets and (iv) manufacturing and other strategic partners. However, there can be no assurances that the Company will be able to raise these levels of funding. The Company's funding requirements depend or will depend on a number of factors, including, but not limited to, the rate at which the Company develops its products and manufacturing processes, the response of competitors, the level of customer acceptance of the Company's products (including the magnitude of the selling and marketing activities required to attain a competitive position), competing technology developments and changes in market demand. In addition, if the Company is unable to overcome present technology issues, its funding needs may increase substantially, and it will be required to expend capital resources and will require additional financing sooner than currently expected. Failure to generate sufficient funds in the future may require the Company to delay or abandon some or all of its anticipated expenditures, to curtail its operations significantly, to sell assets, or to license to third parties potentially valuable product rights or technologies that the Company currently plans to commercialize itself and would have a material adverse effect on the Company's financial position, liquidity and results of operations.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Candescent Technologies International Ltd., a Bermuda corporation, after elimination of all significant intercompany balances and transactions. Certain amounts from 1997 and 1998 have been reclassified to reflect 1998 and 1999 presentation, respectively. Such reclassifications had no effect on the previously reported net loss or accumulated deficit.

Effective January 3, 1999, the Company changed its fiscal year end from the Saturday closest to December 31, to the Friday closest to December 31. Fiscal 1997 ended on January 3, 1998, fiscal 1998 ended on January 2, 1999 and fiscal 1999 ended on December 31, 1999. For convenience, the accompanying consolidated financial statements have been shown as ending on the last day of the calendar year.

Unaudited Interim Financial Information

The data disclosed in the financial statements as of September 30, 2000 and for the periods ended September 30, 2000 and 1999 are unaudited. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial information. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the full year.

Risks and Uncertainties

The Company's operations are subject to certain risks and uncertainties. These risks include, but are not limited to, the Company's ability to meet obligations, continuing losses and negative cash flows, funding expansion of the Company's operations, managing rapid growth and expansion, suppliers, technology development and improvement, competition and product and technology introduction.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash, Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of investment grade commercial paper, which are short-term in nature and therefore bear minimal risk. To date, the Company has not experienced significant losses on these investments.

At December 31, 1998 and 1999, all investments in marketable securities were designated as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses reported in a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for the amortization of premiums and the accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income and other, net. The cost of securities sold is based on the specific identification method.

The Company's investment portfolio as of December 31, consists of the following:

	1998	1999

	(in thousands)
Corporate debt	$65,058	$10,220
Commercial paper	29,776	19,134
Market auction preferred stock	17,885	2,409

Total investments	112,719	31,763
Less cash equivalents	18,840	16,300

Total short-term investments	$93,879	$15,463

As of December 31, 1999, short-term investments of $10.1 million mature in less than one year and $5.4 million have maturities between one and five years. The Company has classified its investments with maturities in excess of one year as short-term as it intends to liquidate the investments within twelve months. Gross realized gains and losses on sales of available-for-sale securities during the years ended December 31, 1997, 1998 and 1999 were immaterial.

Fair Value of Financial Instruments

The fair value of the Company's equipment notes was estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. At December 31, 1999, the fair value of the equipment notes approximated their carrying value.

The Company's Senior Subordinated Convertible Debentures are not traded in a public market and the fair market value of the debentures is based on, among other factors, market interest rates, the status of the Company's technology, and other general business and market conditions as of the date of the offering, April 17, 1998. As the Company was unable to reliably estimate these factors as of December 31, 1999, the fair market value of the debentures could not be estimated.

Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements, including equipment leased under capital leases, are stated at cost. Construction in progress includes costs associated with the construction of equipment and the Company's manufacturing facility (See Note 3). Depreciation and amortization are computed using the straight-line method, based upon the shorter of the estimated useful lives, generally ranging from three to five years, or the lease term of the respective assets.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and without interest charges) from the use of the asset is less than the carrying value of the asset. The amount of impairment loss will be measured as the difference between carrying value of the assets and their estimated fair values. The Company believes that no long-lived assets were impaired at December 31, 1998 and 1999.

The following table summarizes the components of property, equipment and leasehold improvements (in thousands):

	December 31,		September 30,
	1998	1999	2000

			(unaudited)
Equipment	$20,534	$34,287	$35,809
Furniture and fixtures	578	624	520
Computer software and equipment	4,056	4,247	3,758
Leasehold improvements	10,965	11,387	11,445
Construction in progress	22,645	34,827	35,572

	58,778	85,372	87,104
Less accumulated depreciation	(14,789)	(20,705)	(24,037)

Net property, equipment and leasehold improvements	$43,989	$64,667	$63,067

Research and Development Arrangements

In October 1998, the Company entered into a two year Joint Development and Collaboration Agreement with Sony Corporation ("Sony") to develop high voltage field emission display technology for the new class of thin, flat panel displays (See Note 10). The agreement provides for cost sharing through reimbursement by Sony of development costs of up to $50.0 million. In 1998, 1999 and the nine months ended September 30, 2000, the Company reduced Research and Development expense by $12.4 million, $21.8 million and $14.2 million (unaudited), respectively, for reimbursements for development costs incurred. At December 31, 1998 and 1999, the Company had recorded $5.5 million and $6.3 million, respectively, as a liability representing cost-share cash payments received from Sony in advance of incurring the related development expense.

Revenue Recognition

The Company's revenue result from a milestone-based contract and cost reimbursement contracts with U.S. Government agencies. Revenue on cost reimbursement contracts is recognized to the extent of allowable costs incurred. Milestone revenue from contracts is recognized when a related milestone is met. At December 31, 1999, the Company had not received or recognized funding in excess of cost incurred under cost reimbursement contracts, and billings did not exceed costs incurred. Billings under reimbursement government contracts are based on provisional rates that permit the recovery of overhead and general and administrative costs not exceeding certain limits. Costs incurred under these contracts, including labor (excluding non-cash stock-based compensation), material and overhead are included in research and development and general and administrative expenses and are approximately equal to the amount of revenue recognized.

Accounting for Stock-Based Compensation

The Company's employee stock option plan is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" and in compliance with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board Interpretation No. 28 ("FIN 28"). Application of FIN 28 results in amortization of approximately 52% of the compensation in the first 12 months of vesting, 27% of the compensation in the second 12 months of vesting, 15% of the compensation in the third 12 months of vesting and 6% in the fourth 12 months of vesting. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments that are Offered to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services" ("EITF 96-18"). Under SFAS 123 and EITF 96-18, stock option awards issued to non-employees are accounted for at their fair value using the Black-Scholes method. The fair value of each non-employee stock awarded is remeasured at each period end until a commitment date is reached, which is generally the vesting date.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") as of the first quarter of 1998. SFAS 130 established standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. At

December 31, 1998, 1999 and September 30, 2000 (unaudited), items of accumulated other comprehensive (loss)/income, were immaterial.

Segment Information

As of December 31, 1997, 1998, 1999 and September 30, 1999 and 2000 (unaudited), the Company operates in one segment, the development and marketing of flat panel displays. Less than 10% of the Company's long-lived assets, including property and equipment and other assets, were located outside the United States.

Pro Forma Net Capital Deficiency (unaudited)

Effective upon the closing of the Company's initial public offering of shares of its common stock, the outstanding shares of Series A, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock will automatically convert into approximately 380,000, 4,016,165, 8,221,031, 6,902,367, 10,000,000 and 7,606,929 shares, respectively, of common stock. The pro forma effects of the conversion is unaudited and have been reflected in the accompanying pro forma net capital deficiency at September 30, 2000.

Net Loss Per Share

The Company reports both basic net loss per share, which is based on the weighted average number of common shares outstanding excluding contingently issuable or returnable shares, and diluted net loss per share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding.

The following table sets forth the computation of basic and diluted net loss per share of common stock.

	Year ended December 31,			Nine months ended September 30,
	1997	1998	1999	1999	2000
	(in thousands, except per share amounts)

				(unaudited)
Numerator:
Net loss	$(46,502)	$(62,460)	$(74,673)	$(55,477)	$(88,730)

Denominator:
Weighted average shares	6,903	6,630	6,720	6,705	6,852
Less: weighted average unvested shares subject to repurchase	(1,821)	(755)	(132)	(168)	(2)

Denominator for basic and diluted calculation	5,082	5,875	6,588	6,537	6,850

Net loss per share:
Basic and diluted	$(9.15)	$(10.63)	$(11.33)	$(8.49)	$(12.95)

As a result of the net loss incurred by the Company during 1997, 1998 and 1999 and for the nine-month periods ended September 30, 1999 and 2000, all potential common shares were anti-dilutive and have been excluded from the diluted net loss per share calculation. The following table summarizes securities outstanding as of each period end which were not included in the calculation of diluted net loss per share since their inclusion would be anti-dilutive.

	Year ended December 31,			Nine months ended September 30,
	1997	1998	1999	1999	2000
	(in thousands)

				(unaudited)
Redeemable convertible preferred stock	37,313	37,313	37,127	37,113	37,127
Unvested shares of common stock subject to repurchase	1,192	318	2	47	2
Common stock options	3,380	5,521	7,017	6,079	8,976
Redeemable convertible preferred stock options	—	2,600	1,828	2,028	1,578
Common stock warrants	666	666	679	666	650
Redeemable convertible preferred stock warrants	597	682	418	432	426

In addition, shares issuable upon conversion of the outstanding Senior Subordinated Convertible Debentures in the aggregate amount of $125.0 million, at December 31, 1998 and 1999 and September 30, 1999 (unaudited) and $210.3 million at September 30, 2000 (unaudited) were excluded from the calculation of net loss per share because their effect was anti-dilutive.

Pro Forma Net Loss Per Share (unaudited)

Pro forma net loss per share for the year ended December 31, 1999 and nine months ended September 30, 2000 is computed using the weighted average number of common shares outstanding, including the conversion of the Company's Series A, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock outstanding into shares of the Company's common stock upon the closing of the Company's initial public offering as if conversion occurred at the beginning of the periods presented. The calculation of pro forma diluted net loss per share excludes potential common shares as the effect would be anti-dilutive.

Recent Accounting Pronouncements

In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 137 ("SFAS 137"), "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 amends Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities," to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because Candescent currently holds no derivative financial instruments and does not currently engage in hedging activities, adoption of SFAS 133 is expected to have no material impact on Candescent's financial position or results of operations.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the

SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 effective January 1, 2000 for all periods presented. Adoption of SAB 101 had no material impact on the Company's financial position or results of operations.

In March 2000, the FASB issued Interpretation No. 44, Accounting For Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. FIN 44 clarifies the application of APB 25, Accounting For Stock Issued to Employees, for certain issues including:

  •
  the definition of an employee for purposes of applying APB 25,

  •
  the criteria for determining whether a plan qualifies as a noncompensatory plan,

  •
  the accounting consequence of various modifications to the terms of a previously fixed stock option award, and

  •
  the accounting for an exchange of stock compensation awards in a business combination.

In general, FIN 44 became effective July 1, 2000. Adoption of FIN 44 had no material impact on the Company's financial position or results of operations.

2.  EQUIPMENT FINANCING

The Company leases certain equipment under capital leases or finances purchases of equipment under financing agreements. Leased assets and assets pledged under financing agreements which are included under property, plant and equipment at December 31, 1998 and 1999 are $21.8 million and $36.2 million, respectively, and accumulated depreciation related to such assets are $8.4 million and $13.6 million, respectively. The capital lease and equipment financing agreements are collateralized by the related leased equipment.

In December 1998 and 1999, the Company entered into equipment note agreements for $5.0 million and $3.5 million, respectively. The notes bear interest at 12.5% and 18.0% per year, respectively and principal and interest payments are due in monthly installments through December 2002.

Future minimum lease payments under equipment capital leases and equipment note agreements are as follows:

	Capital Leases	Notes Payable
	(in thousands)

2000	$7,134	$1,790
2001	5,346	2,069
2002	4,712	3,562
2003	2,790	—
2004 and thereafter	—	—

Total minimum lease and principal payments	19,982	7,421
Less amount representing interest	(4,380)	—

Present value of net minimum lease payments	15,602	7,421
Long-term facility lease obligation (see Note 3)	5,000	—
Less current portion	(5,073)	(1,790)

Long-term portion	$15,529	$5,631

In June 2000, the Company entered into a note agreement for $2.0 million. The note bears interest at 14.9% per year and principal and interest payments are due in monthly installments through June 2003. The note is secured by equipment with a historical cost and accumulated depreciation of $2.4 million and $372,000, respectively, at September 30, 2000 (unaudited).

3.  OTHER FINANCING ARRANGEMENTS

In April 1999, the Company signed a lease with a lessor affiliated with a large shareholder, for 311,000 square feet of office, research and development, manufacturing and warehouse space to be built on twenty-four acres in San Jose, California. The lease, which covers both the land and facility, expires in March 2005, with an option to extend the lease for a period of up to thirty years, in successive periods of five or ten years. In accordance with the terms of the lease agreement, the lessor will reimburse the Company for up to a maximum of $12.4 million for certain leasehold improvements. The facility lease is treated as a capital lease. Principal and interest payments are made monthly under the capital portion of the lease commencing in the first quarter of 2000. Monthly payments for the lease of the land under the operating portion of the lease began in the first quarter of 2000.

Construction on the facility began in October 1998 as permitted under an early entry agreement. At December 31, 1998 and 1999, the Company had incurred and capitalized $9.8 million and $22.1 million, including approximately $1.0 million in capitalized interest, respectively, in construction in progress for architectural design and construction costs related to this facility. As of December 31, 1999, the Company had received $5.0 million from the lessor for reimbursement for certain leasehold improvements completed, which is classified as long-term capital lease obligations.

Future payments under the lease at December 31, 1999 are as follows:

(in thousands)

2000	$2,427
2001	3,323
2002	3,456
2003	3,588
2004	3,732
Thereafter	46,127

$62,653

In April 1999, the Company entered into an Owner Participation and Loan Agreement (the "RDA Agreement") with the Redevelopment Agency (the "RDA") of San Jose, California with respect to the new facility. The RDA Agreement provides funding for certain off-site public improvements and a $10.0 million industrial development loan for capital equipment and facilities. Advances under this loan are available to the Company for up to five years, based upon a percentage of the incremental property taxes paid by the Company. Under the RDA Agreement, the Company is obligated to give the RDA a security interest in certain equipment and/or facilities as collateral. Repayment terms include the forgiveness of the interest if the loan is repaid in full within the first five years; otherwise the principal and interest on the loan can be repaid over the remaining ten-year life. At December 31, 1999, no amounts are outstanding under the RDA Agreement.

4.  SENIOR SUBORDINATED CONVERTIBLE DEBENTURES

In April 1998 and March 2000, the Company issued an aggregate principal amount of $125.0 million and $85.3 million, respectively, of Senior Subordinated Convertible Debentures due May 2003 (the "1998 Debentures" and "2000 Debentures," respectively). The 2000 Debentures were sold at 80% of the principal amount, resulting in a discount of approximately $17.1 million. Net proceeds to the Company from the issuance of the 1998 and 2000 Debentures (the "Debentures") after deducting the discount, placement agent fees and expenses related to the offering were $117.5 million and $63.4 million, respectively.

In accordance with the indentures governing the Debentures (the "Indentures"), because the Company did not complete a Complying Public Equity Offering (as defined in the Indentures) prior to May 1, 2000, the annual interest rate on the Debentures increased from 7% to 8%. Interest is payable semi-annually. The Debentures are convertible at the option of the holder at any time into the Company's Common Stock at an initial conversion price of $13.00 per share (the "Initial Conversion Price"). The Initial Conversion Price is subject to downward adjustment as follows: (i) if a Complying Public Equity Offering, as the term is defined in the Indentures, is completed prior to May 1, 2000, the Initial Conversion Price will be reset downward to equal the Public Float Price, as the term is defined in the Indentures, as in effect immediately following the Complying Public Equity Offering; (ii) if the Complying Public Equity Offering is completed prior to May 1, 2001 but on or after May 1, 2000, the Initial Conversion Price shall be reset downward to equal 90% of the Public Float Price as in effect immediately following such Complying Public Equity Offering; and (iii) if a Complying Public Equity Offering does not occur prior to May 1, 2001, the Initial Conversion Price will be reset downward to the lower of: (a) 80% of the Initial Conversion Price that would otherwise be applicable to the Debentures on May 1, 2001 or (b) 90% of the lowest price at which the Company completed an offering of its Common Stock after March 10, 2000 for the 2000 Debentures and April 17, 1998 for the

1998 Debentures. In no event, however, will the conversion price be adjusted to a conversion price less than 35% of the Initial Conversion Price.

In the event that a Complying Public Equity Offering has not occurred on or before May 1, 2001, the Company will be obligated to make an offer to repurchase the Debentures at a 29.15% ($61.3 million) premium to the principal amount payable in cash by May 22, 2001. The Complying Public Equity Offering is considered a contingent event for which no accounting recognition is given unless and until the event occurs. Accordingly, the Company is accounting for the Debentures based on a date of May 2001. The debt issue costs and issue discount costs are being amortized over the period from the Debenture issue dates through May 2001. In addition, the Company is accreting for the repurchase premium over the period to May 2001, using the interest method, such that the carrying value of the Debentures equals the repurchase price at May 2001. At December 31, 1998, 1999 and September 30, 2000, the unamortized debt issue costs amounted to $6.7 million, $3.7 million and $4.1 million (unaudited), respectively and are classified as other assets. At September 30, 2000 the unamortized discount on the 2000 Debentures amounted to $10.1 million (unaudited). The effective interest rate on the 1998 Debentures is 16.68% and is composed of an 8% cash coupon rate and 8.68% relating to the non-cash accretion of the repurchase premium, which is payable in cash by May 2001. The effective interest rate on the 2000 Debentures is 47.06% and is composed of an 8% cash coupon rate and 39.06% relating to the non-cash amortization of the issue discount and non-cash accretion of the repurchase premium, which is payable in cash by May 2001, as noted above. Accretion of the repurchase premium during 1998, 1999 and the nine months ended September 30, 1999 and 2000 resulted in non-cash charges to interest expense of $8.0 million, $11.5 million, $8.5 million (unaudited) and $20.9 million (unaudited), respectively. In the event that the Company completes a Complying Public Equity Offering or otherwise is released from its obligation to repurchase the Debentures, the non-cash charges related to the accretion of the repurchase premium will be reversed through a credit to interest expense.

The Company will record a charge for the beneficial conversion feature related to the 2000 Debentures to the extent that the ultimate common stock conversion price is less than the estimated fair value of common stock on the debenture issue date.

5.  COMMITMENTS

The Company leases various facilities and equipment under non-cancelable operating lease arrangements. The leases are for terms ranging from two to ten years.

Future minimum lease payments under operating leases at December 31, 1999 are as follows:

(in thousands)

2000	$2,796
2001	2,401
2002	1,961
2003	639
2004	586
Thereafter	—

$8,383

Rental expense under all operating leases in 1997, 1998, and 1999 was $4.8 million, $6.3 million and $5.6 million, respectively.

The equipment lease agreements require that the Company pledge as collateral, in addition to the equipment under lease, certain cash balances, which have been reported on the Company's balance sheet as "Restricted Cash." While the Company retains legal title to this restricted cash, directs its investment and has rights to any interest income derived therefrom, the lessor retains a first security interest in the principal amount. Release of these funds is contingent upon the Company's completion of various non-financial milestones, or the passage of time, whichever occurs first. At December 31, 1998 and 1999, the restricted cash balances amounted to $5.1 million and $4.5 million, respectively.

6.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

Redeemable Convertible Preferred Stock

	Shares Issued and Outstanding
		December 31,
	Shares Authorized			September 30, 2000
Series		1998	1999

				(unaudited)
A	380,000	380,000	380,000	380,000
B	4,500,000	4,002,372	4,016,165	4,016,165
C	9,000,000	8,221,031	8,221,031	8,221,031
D	8,000,000	7,102,367	6,902,367	6,902,367
E	10,000,000	10,000,000	10,000,000	10,000,000
F	10,000,000	7,606,929	7,606,929	7,606,929

Total preferred stock	41,880,000	37,312,699	37,126,492	37,126,492

The shareholders of Series A, B, C, D, E, and F preferred stock are entitled to annual non-cumulative cash dividends per share of $0.0684, $0.0942, $0.104, $0.1625, $0.3575, and $0.4875, respectively, when and if declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the Company, the Series A, B, C, D, E, and F shareholders are entitled to a liquidation preference per share of $1.0526, $1.45, $1.60, $2.50, $5.50, and $7.50, respectively, plus any declared but unpaid dividends, all in preference to the holders of the common stock. Thereafter, the preferred shareholders participate fully with the common shareholders in the distribution of the remaining assets until the total amount, including prior distributions received by the shareholders of the preferred stock, reaches a maximum of $2.11, $2.90, $3.20, $5.00, $11.00, and $15.00 for Series A, B, C, D, E, and F preferred stock, respectively, per share. Upon the completion of this distribution, the holders of common stock will receive a pro rata distribution of any remaining assets of the Company. Consolidation or merger with or into any other corporation or corporations (other than a wholly owned subsidiary of the Company), acquisition of the Company's business or assets by another corporation or corporations or sale of substantially all of the Company's assets is deemed to be a liquidation.

The shareholders of Series A, B, C, D, E, and F preferred stock have the right at any time after the date of issuance to convert their shares into a like number of shares of common stock on a one-for-one basis, subject to adjustments for dilution. Series A, B, C, and D preferred stock automatically convert into common stock, at the then applicable conversion rate, upon the earlier of (a) the public offering of the Company's common stock at a price per share of not less than $6.00, subject to adjustment for dilution, with aggregate proceeds in excess of $10,000,000; or (b) the date upon which the Company obtains the consent of shareholders of at least two-thirds of the then outstanding shares of preferred stock. The Series E preferred stock shall be automatically converted into shares of common stock upon (a) the consummation of a firmly underwritten public offering of the Company's common stock at a price per share of at least $7.70 and aggregate proceeds of at least $10,000,000, or (b) by consent of the holders of not less than two-thirds in voting interest of the then outstanding shares of Series E preferred stock. The Series F preferred stock shall be automatically converted into shares of common stock upon (a) the consummation of a firmly underwritten public offering of the Company's common stock at a price per share of at least 40% above the issuance price per share of the Series F preferred stock ($10.50) and aggregate gross proceeds of at least $10,000,000 or (b) by consent of the holders of not less than two-thirds in respective voting interest of the then outstanding shares of Series F preferred stock.

Preferred shareholders are entitled to one vote for each share of common stock into which the preferred stock is convertible. In addition, the Series A, B, C, D, E, and F shareholders will vote separately as a class with regard to customary protective provisions.

On October 17, 2000, the Board of Directors authorized and effective October 31, 2000, the shareholders approved an increase to the number of shares of Preferred Stock authorized was increased by 3,893,333 shares, to be designated Series G Preferred Stock. The rights, preferences, conversion and restrictions with respect to the Series G Preferred Stock are similar to those of Series A, B, C, D, E and F Preferred Stock described in above, except that the dividend rate is $0.78 per share, the liquidation preference is $12.00 per share (plus any declared but unpaid dividends), the holders have the right to receive on a pro rata basis an additional amount up to $24.00 per share (plus any declared but unpaid dividends) on any assets exceeding the preference, the shares of Series G Preferred Stock will automatically convert into a like number of shares of Common Stock upon (a) the closing of a firm commitment underwritten public offering of Common Stock at a price per share of at least $15.60 and gross proceeds of at least $10 million or (b) consent of the holders of not less than two-thirds, in respective voting interest, of the then outstanding shares of Series G Preferred Stock; and the number of shares of Common Stock issuable on conversion of the Series G Preferred Stock is subject to upward adjustment upon closing of an initial public offering if the price per share is less than specified amounts as described below.

In addition, in connection with the authorization of the Series G Preferred Stock, the number of shares issuable upon conversion of Series E and F Preferred Stock upon an initial public offering was amended as follows:

  •
  If the initial public offering price is completed within six months of the closing of the agreement between the Company and Sony Corporation dated October 5, 2000 ("Sony Agreement") and the initial public offering price is less than $15.60, then the per share conversion price of the Series G Preferred Stock will be reduced to 76.92% of the initial public offering price per share, subject to a conversion price floor of $7.20 per share.

  •
  If the initial public offering is completed more than six months after the closing of the Sony Agreement but on or before the later to occur of (a) May 1, 2001 or (b) in the event that the Company successfully renegotiates the redemption date of its Debentures beyond May 1, 2001, then the earlier to occur of (i) the revised redemption date for the Debentures or (ii) ten months after closing of the Sony Agreement, and if the initial public offering price is less than $7.70, $10.50 and

    $16.80, for Series E, F and G Preferred Stock, respectively, then the per share conversion price of the Series E, F and G Preferred Stock will be reduced to 71.42% of the initial public offering price per share, subject to a conversion price floor of $2.50, $4.50 and $7.20 per share for Series E, F and G Preferred Stock, respectively.

  •
  If the initial public offering is completed after the above times and the initial public offering price is less than $8.25, $11.25, and $18.00 per share for Series E, F and G Preferred Stock, respectively, then the per share conversion price of the Series E, F and G Preferred Stock will be reduced to 66.67% of the initial public offering price per share, subject to a conversion price floor of $2.50, $3.75 and $6.00 per share for Series E, F and G Preferred Stock, respectively.

The Company must record a charge for beneficial conversion features related to the Series E, F and G preferred stock to the extent that the ultimate common stock conversion price of the preferred stock is less than the fair value of common stock on the date the preferred stock was issued. The beneficial conversion feature related to the Series E and F preferred stock will be recorded as a deemed dividend to the preferred shareholders. The beneficial conversion feature related to the Series G preferred stock will be recorded as a sales and marketing expense.

7.  NET CAPITAL DEFICIENCY

In October 2000, the number of authorized shares of common stock of the Company was increased by 9,000,000 shares for a total of 84,000,000 shares authorized.

At December 31, 1998, shareholders' notes receivable was composed of a $500,000 full recourse note from a director of the Company in connection with the issuance of shares of Series D preferred stock. The note bore interest at 6.36% per year and was due in September 1999. In March 1999, the Series D preferred shares were re-purchased by the Company for the carrying value of the note and accrued interest.

Stock Option Plans

Under the Company's 1991 Stock Option Plan (the "1991 Plan"), options may be granted to employees, directors, and consultants of the Company at prices ranging from 85% to 110% (depending on the type of grant) of the fair market value of the common stock on the date of grant as determined by the Board of Directors. Vesting and exercise provisions are determined by the Board of Directors. Options granted under the 1991 Plan generally become exercisable over a four-year period, commencing one year from the date of grant or upon the commencement of employment for new employees. Options expire up to ten years from the date of grant. In 1999, the Board of Directors of the Company increased the number of shares of common stock authorized under the 1991 Plan by 3.8 million shares and transferred 665,139 shares reserved and available for issuance under the 1991 Employee Stock Purchase Plan to the 1991 Plan. At December 31, 1999, a total of 10,165,139 shares of common stock have been authorized for the granting of options under the 1991 Plan and 2,900,206 shares were available for future grant. In January 2000, the number of shares authorized for the granting of options under the 1991 Plan was increased to 12,082,783.

In 1998, the Company instituted the 1998 Long Term Retention Stock Option Plan (the "Long-term Plan"), with the purpose of attracting and retaining personnel. Options granted under the Long-term Plan are non-statutory stock options. Options may be granted to employees with job classifications of senior director or higher, at no less than 100% of the fair market value per share on the date of grant as determined by the Board of Directors. A total of 3,894,140 shares of Series B, C, D, and F preferred stock have been authorized for the granting of options under the Long-term Plan. The Board of Directors determines vesting and exercise provisions. Options granted under the Long-term Plan generally become exercisable over a four-year period, commencing twenty-five months after the date of grant. The normal vesting schedule may be accelerated once the Company's common stock trades on an established national securities market with a minimum closing price for thirty consecutive trading days within the first 48 months following the date of grant. Options expire up to ten years from the date of grant. At December 31, 1999, 2,066,016 shares were available for grant under the Long-term Plan.

Activity under these Plans is summarized as follows:

	Outstanding Options
	Number of shares	Price per share	Weighted average exercise price

Common Stock Under the 1991 Plan
Balance at December 31, 1996	590,500	$0.10 - $1.50	$0.75
Granted	3,149,600	$1.50 - $2.25	$1.85
Exercised	(73,280)	$0.10 - $1.50	$0.71
Cancelled	(286,768)	$0.50 - $2.25	$1.40

Balance at December 31, 1997	3,380,052	$0.10 - $2.25	$1.72
Granted	2,819,450	$2.25 - $3.00	$2.79
Exercised	(51,487)	$0.15 - $1.50	$1.03
Cancelled	(627,173)	$0.25 - $3.00	$1.96

Balance at December 31, 1998	5,520,842	$0.10 - $3.00	$2.24
Granted	3,502,450	$3.00 - $4.00	$3.92
Exercised	(120,643)	$0.25 - $3.00	$1.54
Cancelled	(1,886,062)	$0.25 - $4.00	$2.51

Balance at December 31, 1999	7,016,587	$0.10 - $4.00	$3.02
Granted (unaudited)	3,191,160	$4.00 - $5.50	$5.38
Exercised (unaudited)	(126,899)	$0.25 - $4.00	$2.06
Cancelled (unaudited)	(1,105,104)	$0.55 - $5.50	$3.43

Balance at September 30, 2000 (unaudited)	8,975,744	$0.10 - $5.50	$3.82

Redeemable Convertible Preferred Stock Under the Long-Term Plan
Granted in 1998	2,600,000	$13.00	$13.00

Balance at December 31, 1998	2,600,000	$13.00	$13.00
Granted	200,000	$13.00	$13.00
Cancelled	(971,876)	$13.00	$13.00

Balance at December 31, 1999	1,828,124	$13.00	$13.00
Cancelled (unaudited)	(250,000)	$13.00	$13.00

Balance at September 30, 2000(unaudited)	1,578,124	$13.00	$13.00

The following table summarizes information concerning the outstanding and exercisable options as of December 31, 1999:

	Outstanding options		Weighted average remaining contractual life (in years)	Exercisable Options
Exercise Price Range	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price

Common Stock
$0.10 - $0.15	27,000	$0.14	2.35	27,000	$0.14
$0.25 - $0.50	40,084	$0.47	5.91	40,084	$0.47
$0.55 - $1.00	123,200	$0.60	6.29	113,832	$0.60
$1.50 - $2.25	2,289,011	$1.91	7.72	1,407,757	$1.88
$3.00	1,427,192	$3.00	8.69	478,627	$3.00
$4.00	3,110,100	$4.00	9.63	—	$4.00

	7,016,587	$3.02	8.71	2,067,300	$2.02

Preferred Stock
$13.00	1,828,124	$13.00	8.70	453,124	$13.00

The weighted average estimated grant date value of options granted under the 1991 Plan were $0.41, $0.60 and $0.87 for the years ended December 31, 1997, 1998 and 1999, respectively. The weighted average estimated grant date value of options granted under the Long-term Plan were $2.80 and $2.89 for the years ended December 31, 1998 and 1999, respectively. The estimated grant date values were estimated using the minimum value method prescribed by SFAS 123 with an expected term of 4 years and risk free interest rates ranging from 6.25% to 6.50%.

Stock Purchase Plan

In 1991, the Company adopted the 1991 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan provided for the sale of common stock to employees of the Company, including officers and directors, at the fair value of the shares as determined by the Board of Directors, at the date the options to purchase shares were granted. Sales were made pursuant to restricted stock purchase agreements subject to terms and conditions set by the Board of Directors. The Company has the right to repurchase the shares at the original sale prices per share. The number of shares subject to the repurchase right declines at the rate of 25% after one year from the vesting commencement date, and 2.0833% per month thereafter. Shares no longer subject to the repurchase right are, in the case of a planned sale by the holder of the shares, subject to the Company's right of first refusal to acquire the shares at the price and for the same terms provided under the planned sale. All shares sold subject to the Purchase Plan are held in escrow to secure the Company's rights under the Purchase Plan. As of December 31, 1999, 5,284,861 shares were authorized for issuance under the Purchase Plan, of which 16,022 were available for grant. In January 2000, 16,022 shares available for grant under the Purchase Plan were transferred to the 1991 Plan.

As of December 31, 1999, 5,268,839 common shares were issued and outstanding under the Purchase Plan, including shares sold for which the initial consideration was promissory notes of the purchasers. A total of 1,842 shares remain subject to the repurchase right at December 31, 1999. During 1997, 1998 and 1999, the Company recognized non-cash stock compensation expense of $7.2 million, $1.2 million and $663,000, respectively, in conjunction with the issuance of certain shares of restricted stock under the Purchase Plan at effectively no cost to employees. At December 31, 1999, the remaining deferred compensation related to these shares was immaterial.

Had the Company recorded compensation based on the estimated grant date value as estimated using the minimum value method prescribed by SFAS 123 for options granted under the 1991 Plan, the Long-term Plan and the Purchase Plan, the Company's net loss and net loss per share for the years ended December 31, 1999, 1998 and 1997 would have been increased to the pro forma amounts below:

	Year ended December 31,
	1997	1998	1999
	(in thousands)

Net loss:
Pro forma	$(46,637)	$(63,374)	$(76,838)
Basic and diluted earnings per share:
Pro forma	$(9.18)	$(10.79)	$(11.66)

Because it does not take into consideration pro forma compensation expense related to grants made prior to 1995, the pro forma effect on net loss for the year ended December 31, 1999 is not representative of the pro forma effect on net income (loss) expected in future years.

The Company grants incentive stock options to hire, motivate and retain employees. With respect to the grant of stock options to employees, we recorded aggregate deferred compensation of approximately $5.5 million for the nine months ended September 30, 2000 (unaudited). The Company expects to record amortization of deferred compensation of approximately $2.1 million, $1.9 million and $1.0 million and $550,000 during the years ended December 31, 2000, 2001, 2002 and thereafter, respectively. The amount of deferred compensation is presented as a component of net capital deficiency and will be amortized on an accelerated basis over the vesting period of the applicable options, generally four years.

Stock Warrants

From 1992 to 1996, the Company granted warrants to purchase 679,556 shares of preferred stock at a weighted average exercise price of $1.89 per share and 616,524 shares of common stock at a weighted average exercise price of $4.03 per share. These warrants expire from December 1997 to October 2006. As of September 30, 2000, warrants to purchase 333,005 (unaudited) shares of preferred stock at a weighted average exercise price of $2.23 (unaudited) per share and 585,940 (unaudited) shares of common stock at a weighted average exercise price of $4.24 (unaudited) per share, with grant dates from 1992 to 1996 remain outstanding.

In June 1997, in connection with the issuance of Series F preferred stock, the Company issued warrants to purchase 49,144 shares of common stock at $7.50 per share. These warrants are exercisable at anytime and expire on the earlier of June 2002, sale of substantially all of the Company's assets, acquisition of the Company or the closing of an initial public offering of the Company's common stock.

In 1998, in connection with the establishment of two strategic development agreements, the Company issued warrants to purchase 45,454 shares and 40,000 shares of Series F preferred stock at an exercise price of $11.00 per share. These warrants are exercisable anytime after the completion of the development activities and expire on the earlier of September 2008, sale of substantially all of the Company's assets, acquisition of the Company or the closing of an initial public offering of the Company's common stock. At December 31, 1999, 45,454 of these warrants were exercisable.

In 1999, in connection with various lease agreements, the Company issued warrants to purchase 12,955 shares of common stock at $7.50 per share. These warrants are exercisable at any time and expire on the earlier of December 2005, sale of substantially all of the Company's assets, acquisition of the Company or the closing of an initial public offering of the Company's common stock.

In the nine months ended September 30, 2000, the Company granted warrants to purchase 7,692 shares of Series F preferred stock at $13.00 per share (unaudited). In addition, the Company granted warrants to purchase 29,658 shares of common stock at a weighted average price of $11.19 per share (unaudited). These warrants expire no later than December 2007 and are exercisable at any time (unaudited). In December 2000, the Company agreed to grant Sony warrants to purchase 458,334 shares of Series G preferred stock at $12.00 per share when and if certain events occur (unaudited). See Note 10.

The Company has recorded the estimated fair value of each warrant upon issuance, if material. For warrants that were not exercisable until the occurrence of events subsequent to the issuance of the warrant, the Company has, or will, measure the value of the warrant upon the occurrence of such events.

Common Stock Issued and Reserved for Future Issuance

Common stock outstanding at December 31, 1999	6,777,345
Common stock reserved for:
1991 stock option plan	10,165,139
Long-term plan	3,894,140
Conversion of outstanding redeemable convertible preferred stock	37,126,492
Common stock issuable:
On exercise of warrants	678,623
Conversion of subordinated convertible debentures	9,615,385
Stock purchase plan	16,022

61,495,801
Total common stock issued or reserved for future issuance	68,273,146

8.  INCOME TAXES

No provision or credit for income taxes exists due to operating losses with no current tax benefit.

Deferred income taxes reflect the net tax effects of operating loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. Given the Company's activities and the uncertainty of the future availability of these carryforwards, the Company has provided valuation allowances for the full amount of the assets.

Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

	December 31,
	1998	1999

	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$24,200	$23,100
Credit carryforwards	3,200	4,200
Capitalized research and development expenditures	13,800	20,300
Other	1,000	5,900

Total deferred tax assets	42,200	53,500
Valuation allowance for deferred tax assets	(42,200)	(53,500)

Net deferred tax assets	$—	$—

For federal tax purposes, the Company has net operating losses and tax credits of approximately $66.5 million and $2.2 million, respectively. The Company also has net operating losses and tax credit carryforwards of approximately $17.0 and $4.1 million, respectively, for state tax purposes. The net operating loss and credit carryforwards are subject to annual limitations on utilization because of the ownership change rules of Section 382 of the Internal Revenue Code. As a result of these limitations, approximately $6.3 million of tax-affected operating loss and credit carryforwards will be available in 2001 through 2002, approximately $0.7 million of tax-effected carryforwards will be available ratably in 2003 through 2008, and the remaining $20.3 million of tax-affected carryforwards are immediately available. If not previously utilized, the carryforwards will expire beginning in 2004.

9.  401(k) PLAN

On April 1, 1994, the Company adopted a retirement savings plan (the "401(k) Plan") that covers all employees of the Company. Under this plan, an employee may elect to defer, in the form of contributions to the 401(k) Plan, up to 15% of the total annual compensation that would otherwise be paid to the employee, subject to statutory limitations. The Company may make matching contributions as a percentage of employee contributions, subject to established limits. The Company made matching contributions to employees amounting to 25% of the dollars contributed up to a maximum of $500 per year. During the years ended 1997, 1998 and 1999 the Company recognized, $112,000, $150,000, and $165,000 respectively, in expenses related to this plan.

10.  STRATEGIC ALLIANCES

In October 1998, the Company entered into a two year Joint Development and Collaboration Agreement with Sony Corporation to develop high voltage field emission display technology for the new class of thin, flat panel displays. The agreement provides the Company with access to a well known, large and committed field emission display development partner with a strategic display manufacturing business; a royalty-free cross-license to certain Sony display technology applicable to the development program; the assistance of Sony engineering resources; rights to sublicense Sony particular technology integrated in the Company's product and $50.0 million in development cost-share funding over the two-year development term. In return, Sony was given early access to the Company's development know-how and infrastructure; an option to acquire a full license to the Company's ThinCRT technology, exercisable in 2002 upon payment of a license issue fee and royalties; and an option to jointly manufacture with the Company.

On October 5, 2000, the Company entered into an agreement with Sony Corporation to extend their existing relationship. In accordance with the terms of the agreement, Sony will receive a license to the Company's technology, including a right to manufacture products incorporating the Company's technology to commence no sooner than an agreed upon date, pay to the Company $50.0 million in non-refundable license-related fees, purchase 2,291,667 shares of Series G Preferred Stock at a price of $12.00 per share, provide up to $35.6 million in development cost-share funding of certain research and development activities through December 31, 2001 and grant to the Company a royalty-free license to certain Sony display technologies, including certain sublicensing rights. In addition, Sony may be granted two warrants, each to purchase 229,167 shares of Series G preferred stock at an exercise price of $12.00 per share, exercisable upon closing agreements with additional strategic partners and the completion of an initial public offering of the Company's common stock with aggregate proceeds over a specified amount. The warrants expire five years from the date each warrant becomes exercisable. Subject to specific terms and conditions to be mutually agreed upon, the agreement also provides Sony with the right to purchase up to 10% of the output of the Company's first manufacturing plant and provides the Company with an option to participate in Sony's first plant manufacturing product utilizing the Company's technology. The license-related fees will be recognized as revenue as products containing the licensed technology are shipped by Sony to its customers. The fair value of the warrants issued to Sony will be computed and recorded as the warrants are granted and become exercisable.

In 1992, the Company formed a strategic alliance with Hewlett-Packard, resulting in direct equity investments in the Company by Hewlett-Packard as well as ThinCRT development efforts conducted by Hewlett-Packard. As part of this relationship, the Company granted Hewlett-Packard priority rights to a substantial portion of its production output. In particular, Hewlett-Packard has the contractual right to purchase, subject to a twelve-month advance commitment, up to 75% of the Company's production for the first 2 1/2 years of manufacturing and up to 50% of the Company's output during the next 2 1/2 years, all on a most-favored customer basis. To the extent that Hewlett-Packard fails to exercise its rights to production in a given year, Hewlett-Packard's rights with respect to production output will be permanently reduced in the future to the level of production output taken in such given year. In addition, the Company granted to Hewlett-Packard the option to exercise, upon payment of a license fee, a license to make, have made (limited) and sell products utilizing the Company's ThinCRT technology. In connection with this alliance, the Company compensated Hewlett-Packard with approximately 96,000 shares of Series C preferred stock and 202,000 shares of Series D preferred stock in exchange for approximately $832,000 of creditable ThinCRT development activities undertaken by Hewlett-Packard during 1995. The Company also compensated Hewlett-Packard with 26,168 shares of Series D preferred stock in exchange for approximately $144,000 of development activities undertaken by Hewlett-Packard through December 31, 1996. In addition, during 1996, the Company committed shares of Series F preferred stock in exchange for $500,000 of ThinCRT development activities undertaken by Hewlett-Packard. In 1997, the Company issued 47,987 shares of Series F preferred stock at $7.50 per share to Hewlett-Packard. As of December 31, 1999, the Company had the obligation to issue shares of preferred stock in exchange for $321,000 of ThinCRT development activities undertaken by Hewlett-Packard and is reflected in additional paid-in capital. The number of shares to be issued will be determined based upon the fair value of the preferred stock on the date of issuance. In January 2001, the Company amended its agreement with Hewlett-Packard. See Note 13.

In addition, the Company has a strategic alliance with Litton Systems, Inc. ("Litton") whereby Litton has an initial contractual right to purchase up to 5% of the Company's production units in return for assistance in the development of ThinCRT products.

11.  RELATED PARTIES

In July 2000, as part of an employee retention program, the Company loaned an aggregate amount of $1.4 million to certain key employees in exchange for full recourse promissory notes. The notes bear interest at a rate of 6.49% per annum, and principal and interest are generally due upon the earlier of voluntary termination of employment with the Company or January 1, 2003. The notes are classified as other assets on the balance sheet.

12.  RESTATEMENT

As discussed in Note 4 to the consolidated financial statements, in the event a Complying Public Equity Offering is not completed by May 1, 2001, the Company is required to make an offer to purchase the outstanding $210.3 million Senior Subordinated Convertible Debentures due May 2003 at a 29.15% premium, payable in cash by May 22, 2001. The Company's previously issued consolidated financial statements for the years ended December 31, 1998 and 1999 did not give accounting recognition to the consequences of a potential Debenture repurchase obligation in May 2001.

Under generally accepted accounting principles ("GAAP"), interest expense on long-term debt should be measured pursuant to the contractual terms of the debt. The contractual terms of the Debentures include an obligation to repurchase the Debentures as of May 1, 2001 and 29.15% repurchase premium unless a Complying Public Equity Offering occurs. Under GAAP, the Complying Equity Offering is considered a contingent event for which accounting recognition is not given unless and until the event occurs. Accordingly, the accounting for the Debentures should have been based on a repurchase date of May 2001 and the 29.15% repurchase premium should have been accreted via a non-cash charge to interest expense over the period from the date of issuance of the Debentures to May 2001. In the event that the Company completes a Complying Public Equity Offering or otherwise is released from its obligation to repurchase the Debentures by May 1, 2001, the non-cash charges related to the accretion of the repurchase premium will be reversed through a credit to interest expense.

As such, the Company's previously issued consolidated financial statements for the years ended December 31, 1998 and 1999 and the nine months ended September 30, 1999 have been restated to reflect the accretion of the 29.15% premium beginning from the date the Debentures were issued through May 2001, and to accelerate the amortization of the deferred offering costs related to the Debentures from the date of issuance of the Debentures through May 2001. The effect of this restatement was to decrease debt issue costs by $620,000 and $1.7 million at December 31, 1998 and 1999, respectively, increase accrued liabilities (accrued interest) by $452,000 and $886,000 at December 31, 1998 and 1999, respectively and increase the senior subordinated convertible debentures balance by $8.0 million and $19.5 million at December 31, 1998 and 1999, respectively. Further, the effect of this restatement was to increase interest expense in 1998 and 1999 and the nine months ended September 30, 1999 by a non-cash charge of $9.1 million and $13.1 million and $9.7 million, respectively.

The effect of these adjustments on the consolidated balance sheets and statement of operations are as follows:

	December 31,
Balance Sheets Data:	1998	1999
	(in thousands)

Debt issue costs (reflected in other assets)
As previously reported	$12,460	$10,342
As restated	11,840	8,601
Accrued liabilities
As previously reported	5,622	5,702
As restated	6,074	6,588
Senior Subordinated Convertible Debentures
As previously reported	125,000	125,000
As restated	133,025	144,532
Accumulated deficit
As previously reported	(152,040)	(213,651)
As restated	(161,137)	(235,810)

	Year Ended December 31,		Nine Months Ended Sept. 30, 1999
Statement of operations data	1998	1999
	(in thousands, except per share data)

			(unaudited)
Interest expense
As previously reported	$8,789	$11,541	$8,440
As restated	17,886	24,603	18,146
Net loss
As previously reported	(53,363)	(61,611)	(45,771)
As restated	(62,460)	(74,673)	(55,477)
Net loss per share
As previously reported	$(9.08)	$(9.35)	$(7.00)
As restated	$(10.63)	$(11.33)	$(8.49)

13.  SUBSEQUENT EVENTS

In January 2001, the Company issued a warrant to purchase 83,333 shares of common stock at $12.00 per share to Hewlett-Packard in exchange for the release by Hewlett-Packard of its contractual right to purchase up to 75% and 50% of the Company's production for the first 2 1/2 and next 2 1/2 years, respectively. The warrants are exercisable upon Hewlett-Packard issuing a firm purchase order to the Company in the aggregate amount of $1.0 million. The warrants expire upon the earlier of March 2006, sale of substantially all of the Company's assets, acquisition of the Company or the closing of an initial public offering of the Company's common stock. The fair value of the warrants, will be determined using the Black-Scholes method upon becoming exercisable and will be recorded as a reduction of revenue.

On December 4, 2000, the Company's Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell its common stock to the public.

In December 2000, the Company sold 153,847 shares of Series G preferred stock at $13.00 per share.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

Payable by Registrant

SEC registration fee		$37,500
National Association of Securities Dealers, Inc. filing fee		15,500
Nasdaq National Market Listing Fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Blue Sky fees and expenses		*
Registrar and transfer agent's fees		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.  Indemnification of Directors and Officers

Section 317 of the California Corporations Code provides for the indemnification of directors, officers and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article IV of the Registrant's Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) and Article VI of the Registrant's Amended and Restated Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters and persons controlling the Underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15.  Recent Sales of Unregistered Securities

Since January 1, 1998, we have issued and sold the following unregistered securities:

(1)
In December 2000, we issued and sold 2,291,667 shares of series G preferred stock to Sony Electronics, Inc. at a price of $12.00 per share, for an aggregate consideration of $27.5 million. In addition, in December 2000, we issued and sold 153,847 shares of series G preferred stock to Kaga Electronics Co., Ltd. at a price of $13.00 per share, for an aggregate consideration of $2.0 million.

(2)
In October 1998 and June 1999, we issued and sold 29,967 shares of common stock to IDS Software Systems, a software vendor, at an imputed price of $3.00 per share in exchange for certain software that we valued at approximately $90,000.

(3)
In April 1998 and March 2000, we issued $125.0 million and $85.3 million, respectively, aggregate principal amount of senior subordinated convertible debentures. The convertible debentures issued in April 1998 were sold at 100% of the principal amount to four initial purchasers for an aggregate consideration, net of the initial purchasers' discount of 6% and additional expenses, of $117.5 million. The initial purchasers of the April 1998 debentures were UBS Securities LLC, SBC Warburg Dillon Read Inc., BancAmerica Robertson Stephens and Smith Barney Inc. The convertible debentures issued in March 2000 were sold at 80% of the principal amount to one initial purchaser for an aggregate consideration, net of the initial purchaser's discount of 6% and additional expenses, of $63.4 million. The initial purchaser of the April 1998 debentures was SG Cowen Securities Corporation. In each case, the initial purchasers or purchaser resold the debentures to qualified institutional buyers, as that term is defined in Rule 144A. The convertible debentures are currently convertible at the option of the holder at any time into shares of our common stock at the rate of one share of common stock for each $13.00 of principal amount of the debentures. The conversion rate is subject to adjustment. Upon the closing of the offering contemplated by this registration statement, the conversion rate will be equal to the lesser of 90% of our public offering price or $13.00 per share, but in no event will the conversion rate be less than $4.55.

(4)
From January 1998 to December 2000, we granted options to purchase 9,910,300 shares of common stock to 555 employees, directors and consultants under our 1991 stock option plan, at a weighted average exercise price of $3.99 per share. In addition, during this time, we granted options to purchase 350,000 shares of series B preferred stock, 400,000 shares of series C preferred stock, 750,000 shares of series D preferred stock and 1,300,000 shares of series F preferred stock to 14 employees, directors and consultants at an exercise price of $13.00 per share.

(5)
From January 1998 to December 2000, we issued 437,666 shares of common stock to employees, directors and consultants at prices ranging from $0.15 to $5.50 per share upon the exercise of options granted under our 1991 stock option plan.

(6)
From January 1998 to December 2000, we issued warrants to purchase shares of common stock and preferred stock in the amounts set forth below:

Date	Recipient	Class	Exercise Price Per Share	Number of Shares Underlying the Warrants

July 1998	SRI International	series F preferred	$11.00	40,000
September 1998	Advanced Technical Materials Inc.	series F preferred	$11.00	45,454
December 1999	Meier Mitchell & Co.	common	$7.50	8,182
December 1999	Meier Mitchell & Co.	common	$7.50	4,773
June 2000	Meier Mitchell & Co.	common	$7.50	2,727
June 2000	ATEL Ventures	series F preferred	$13.00	7,692
November 2000	Comdisco	common	$13.00	19,882
November 2000	Meier Mitchell & Co.	common	$7.50	7,049
January 2001	Hewlett-Packard Company	common	$12.00	83,333

The warrants issued to SRI International and Advanced Technical Materials Inc. were issued in connection with strategic development agreements. The warrants issued to Meier Mitchell & Co., ATEL Ventures and Comdisco were issued in connection with equipment financings. The warrants issued to Hewlett-Packard Company were issued in exchange for the release by Hewlett-Packard of its contractual rights to purchase a portion of our initial production.

In addition, in December 2000 pursuant to our license agreement with Sony, we agreed to issue to Sony warrants to purchase 458,334 shares of series G preferred stock at $12.00 per share when and if certain events occur.

(7)
In December 1999, we issued and sold 13,793 shares of series B preferred stock to Capform VII upon the exercise of a warrant at an exercise price of $1.45 per share, for an aggregate consideration of $20,000.

(8)
In August 2000, we issued and sold 31,584 shares of common stock to Robertson Stephens upon the exercise of a warrant at an exercise price of $2.50 per share, for an aggregate consideration of $78,960.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D or Rule 144A promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. Except for offerings made in accordance with Rule 144A under the Securities Act, the recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16.  Exhibits and Financial Statement Schedules

a)
Exhibits

See exhibits listed on the Exhibit Index following the signature page of this registration statement, which is incorporated herein by reference.

b)
Financial Statement Schedules

All schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the consolidated financial statements or the notes thereto.

Item 17.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  The Registrant will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 8th day of February, 2001.

CANDESCENT TECHNOLOGIES CORPORATION
By	/s/ DAVID L. WHITE David L. White President, Chief Executive Officer and Director

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David L. White and Clyde R. Hosein, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ DAVID L. WHITE David L. White	President, Chief Executive Officer and Director (Principal Executive Officer)	February 8, 2001
/s/ CLYDE R. HOSEIN Clyde R. Hosein	Vice President of Finance and Administration, and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 8, 2001
/s/ HARRY A. MARSHALL Harry A. Marshall	Chairman of the Board	February 8, 2001
/s/ THOMAS R. BARUCH Thomas R. Baruch	Director	February 8, 2001
/s/ CARL E. BERG Carl E. Berg	Director	February 8, 2001
/s/ TEI IKI Tei Iki	Director	February 8, 2001
/s/ ROBERT J. PRESSLEY Robert J. Pressley	Director	February 8, 2001

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Articles of Incorporation.
3.2*	Amended and Restated Bylaws.
4.1*	Form of Common Stock Certificate.
4.2*	Form of Warrant to purchase an aggregate of 100,000 shares of Series C Preferred Stock of the Registrant issued to various entities, dated October 6, 1994.
4.3*	Warrant to purchase 42,858 shares of Series D Preferred Stock of the Registrant issued to Science International, Inc., dated as of August 16, 1995.
4.4*	Warrant to Purchase 48,571 shares of Series D Preferred Stock of the Registrant issued to MMC/GATX Partnership No. I., dated as of December 26, 1995.
4.5*	Series D Preferred Stock Purchase Agreement between the Registrant and the signatories thereto, dated January 27, 1996.
4.6*	Series E Preferred Stock Investors' Rights Agreement between the Registrant and the signatories thereto, dated April 5, 1996.
4.7*	Warrant to purchase an aggregate of 140,000 shares of Common Stock of the Registrant issued to Advanced Technology Materials, Inc., dated February 12, 1997.
4.8*	Series F Preferred Stock Investors' Rights Agreement between the Registrant and the signatories thereto, dated June 10, 1997.
4.9*	Indenture by and among the Registrant, Candescent Technologies International Ltd. and State Street Bank and Trust Company of California, N.A., relating to $125,000,000 aggregate principal amount of 7% Senior Subordinated Convertible Debentures due 2003, dated as of April 15, 1998.
4.10*	Registration Rights Agreement by and among the Registrant, Candescent Technologies International Ltd. and the purchasers of $125,000,000 aggregate principal amount of 7% Senior Subordinated Convertible Debentures due 2003, dated as of April 22, 1998.
4.11*	Indenture by and among the Registrant, Candescent Technologies International Ltd. and State Street Bank and Trust Company of California, N.A., relating to $85,317,000 aggregate principal amount of 7% Senior Subordinated Convertible Debentures due 2003, dated as of March 1, 2000.
4.12*	Registration Rights Agreement by and among the Registrant, Candescent Technologies International Ltd. and the purchasers of $85,317,000 aggregate principal amount of 7% Senior Subordinated Convertible Debentures due 2003, dated as of March 10, 2000.
4.13*	Form of Warrant to Purchase 229,167 Shares of Series G Preferred Stock issuable by the Registrant to Sony Electronics, Inc.
4.14*	Form of Warrant to Purchase 229,167 Shares of Series G Preferred Stock issuable by the Registrant to Sony Electronics, Inc.
4.15*	Series G Preferred Stock Investors' Rights Agreement between the Registrant and Sony Electronics, Inc., effective as of December 5, 2000.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati.
10.1*	Registrant's Amended and Restated 1991 Stock Option Plan and forms of stock option agreements, promissory notes and related documentation used in connection therewith.
10.2*	Technology Development and Consulting Agreement between the Registrant and Advanced Technology Materials, Inc., dated May 11, 1992.

10.3*	Technology Agreement Revision One between the Registrant and Hewlett-Packard Company, dated as of March 10, 1994.
10.4*	Small Business Cooperative Research and Development Agreement between The Regents for the University of California Lawrence Livermore National Laboratory and the Registrant, dated April 19, 1994, as amended.
10.5*	Lease by and between the Registrant, as tenant, and Sobrato Interests, as landlord, for the premises known as 6580 Via Del Oro, San Jose, California, dated August 30, 1994, as amended by the First Amendment of the Lease, dated September 29, 1994.
10.6*	Collaboration Agreement between the Registrant and Advanced Technology Materials, Inc., dated as of March 31, 1995, as amended by the Amendment to the Collaboration Agreement, dated February 12, 1997.
10.7*	Master Equipment Lease Agreement between the Registrant and Science International, Inc., dated June 1, 1995, and Security Agreement dated as of June 21, 1995, between the Registrant and Science International, Inc.
10.8*	Manufacturing Equipment Development Agreement between the Registrant and Accu-Fab Systems, Inc., dated September 19, 1995, as amended by the Amendment to the Manufacturing Equipment Development Agreement, dated January 27, 1999.
10.9*	Sublease between the Registrant and Symantec Corporation, dated August 5, 1996.
10.10*	Master Lease Agreement between the Registrant and Transamerica Business Credit Corporation, dated November 21, 1996.
10.11*	Master Lease Agreement between the Registrant and Comdisco, Inc., dated December 10, 1996, as amended.
10.12*	Sealing Equipment Manufacturing Development Agreement between the Registrant and PVI, dated May 17, 1997.
10.13*	License Agreement between the Registrant and Coloray Display Corporation, dated June 2, 1997.
10.14*	Form of Change of Control Severance Agreement between the Registrant and various employees of the Registrant, dated October 22, 1997.
10.15*	Intellectual Property Agreement for Joint Research and Development between the Registrant and the University of Maryland, dated February 3, 1998.
10.16*	Research Agreement between the Registrant and the University of Maryland, dated February 12, 1998, as amended by Amendment to Research Agreement, dated February 7, 1999.
10.17*	Work for Others Agreement No. BG98-090(00) between the Registrant and The Regents of the University of California as the Management and Operating Contractors for Ernest Orlando Lawrence Berkeley National Laboratory, dated March 9, 1998, as amended by Amendment No. 1, dated October 1, 1998.
10.18*	Research and License Agreement between the Registrant and SRI International, dated July 1, 1998.
10.19*	FED Joint Development and Collaboration Agreement by and among the Registrant, Candescent Technologies International Ltd. and Sony Corporation, dated October 1, 1998.
10.20*	Master Loan and Security Agreement between the Registrant and FINOVA Technology Finance, Inc., dated December 9, 1998.
10.21*	Consulting Agreement between the Registrant and Harry A. Marshall, dated March 5, 1999.
10.22*	Owner Participation and Loan Agreement between the Registrant and the Redevelopment Agency of the City of San Jose, dated April 8, 1999.

10.23*	Lease by and among the Registrant, Berg & Berg Enterprises, B, B & K, and Mission West Properties, L.P., dated April 9, 1999, as amended on February 15, 2000.
10.24*	Loan Agreement between the Registrant and MMC/GATX Partnership No. I, dated December 29, 1999.
10.25*	Master Lease Intended as Security between the Registrant and ATEL Ventures, Inc., dated June 28, 2000.
10.26*	Registrant's Employee Retention Bonus Program.
10.27*	Amended and Restated Framework Agreement among Registrant, Candescent Technologies International Ltd. and Sony Corporation, effective as of December 5, 2000.
10.28*	Sony/U.S. License Agreement among the Registrant, Candescent Technologies International Ltd. and Sony Corporation, effective as of December 5, 2000.
10.29*	Development Agreement among the Registrant, Candescent Technologies International Ltd. and Sony Corporation, effective as of December 5, 2000.
10.30*	Holding/Sony License Agreement between Candescent Intellectual Property Services, Inc. and Sony Corporation, effective as of December 5, 2000.
10.31*	Intellectual Property Assignment Agreement among the Registrant, Candescent Technologies International Ltd. and Candescent Intellectual Property Services, Inc., effective as of December 5, 2000.
10.32*	Intellectual Property License and Cooperation Agreement between the Registrant and Candescent Intellectual Property Services, Inc., effective as of December 5, 2000.
10.33*	Breakthrough Technology Side Letter between the Registrant and Sony Corporation, dated December 5, 2000.
10.34*	Critical Components and Equipment Side Letter between the Registrant and Sony Corporation, dated December 5, 2000.
10.35*	Technology License Agreement between the Registrant and Candescent Technologies International Ltd., dated as of December 5, 2000.
10.36*	Agreement for Sharing Research and Development Costs between the Registrant and Candescent Technologies International Ltd., dated as of December 5, 2000.
10.37*	Form of Change of Control Severance Agreement between the Registrant and various employees of the Registrant, effective December 12, 2000.
10.38*	Change of Control Severance Agreement between the Registrant and David L. White, effective December 12, 2000.
10.39*	Warrant to purchase 83,333 common shares issued to Hewlett-Packard Co., dated January 4, 2001.
10.40*	Form of Indemnification Agreement between the Registrant and various executive officers and directors of the Registrant.
16	Letter from Ernst & Young LLP, dated February 6, 2001.
21*	Subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Wilson Sonsini Goodrich & Rosati (contained in their opinion filed as Exhibit 5.1).
24.1*	Power of Attorney. Reference is made to Page II-4.

*
To be filed by amendment.

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